As filed with the Securities and Exchange Commission on June 3, 2005.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VistaPrint Limited

(Exact name of registrant as specified in its charter)

Bermuda	2759	98-0417483
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

441-295-2244

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Robert S. Keane

VistaPrint USA, Incorporated

100 Hayden Ave.

Lexington, Massachusetts 02421

(781) 890-8434

(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas S. Ward, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Keith F. Higgins, Esq. Julie H. Jones, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, $0.001 par value per share	$120,000,000	$14,124

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2005.

                     Shares

Common Shares

This is an initial public offering of common shares of VistaPrint Limited.

VistaPrint is offering              common shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional              common shares. VistaPrint will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for the common shares. It is currently estimated that the initial public offering price per share will be between $              and $            . Application has been made for quotation on the Nasdaq National Market under the symbol “VPRT”.

See “ Risk Factors” on page 7 to read about factors you should consider before buying the common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to VistaPrint	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than              common shares, the underwriters have the option to purchase up to an additional              shares from VistaPrint and up to an additional              shares from the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.
SG Cowen & Co.	Jefferies Broadview

Prospectus dated                     , 2005.

Graphics Displaying Examples of Printed Products and Related Text

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized anyone to provide you with different information. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information.

Unless otherwise stated, all references to “VistaPrint,” “we,” “us,” “our,” the “Company” and similar designations refer to VistaPrint Limited and its subsidiaries. VistaPrint and VistaStudio are registered trademarks and VistaPrint.com and the VistaPrint logo are trademarks or servicemarks of VistaPrint. Other trademarks and servicemarks appearing in this prospectus are the property of their respective holders.

The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

We have obtained the permission of the Bermuda Monetary Authority for the issue of the common shares that we and the selling shareholders may sell in the offering described in this prospectus. In addition, we have obtained the permission of the Bermuda Monetary Authority for the free issue and transferability of our existing common shares following the offering. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

We have filed this document as a prospectus with the Registrar of Companies in Bermuda under Part III of the Companies Act 1981 of Bermuda. In accepting this document for filing, the Registrar of Companies accepts no responsibility for the financial soundness of any proposals or for the correctness of any opinions or statements expressed in this document.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying our common shares. You should read the entire prospectus carefully, including the section captioned “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment in our common shares.

Our Business

Overview

We are a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide with over 5,000,000 customers in more than 120 countries. We offer a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. We believe that our value proposition has allowed us to successfully penetrate the large, fragmented, geographically dispersed and underserved small business and consumer markets.

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment. Customers visiting our websites can use our graphic design software to easily create and order full-color, personalized, professional-looking printed products, without any prior graphic design training or experience. During the nine months ended March 31, 2005, customers used our design technologies to regularly place over 10,000 customized orders per day, at average order values of approximately $30, with a cost of revenue as a percentage of revenue of less than 45%.

Our proprietary, Internet-based order processing systems receive and store thousands of individual print jobs on a daily basis and, using complex algorithms, efficiently aggregate multiple individual print jobs for printing as a single press-run. By combining this order aggregation technology with our computer integrated print manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional short run printing and can provide customized finished products in as few as three days from design to delivery.

Industry Background

We focus on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. We believe this market represents a large and growing opportunity. IDC’s U.S. Small Business 2005-2009 Forecast (March 2005) and U.S. Home Office 2005-2009 Forecast (May 2005) estimate that there are over 20 million small office, home office, commonly known as SOHO, firms in the United States, which IDC defines as small firms with fewer than 10 employees as well as home-based businesses. According to the U.S. Census Bureau, 89% of new businesses established each year in the United States have fewer than 10 employees. In Europe, according to a report by the European Network for SME Research, nearly

90% of European Union businesses had less than 10 employees in 2003. We also provide graphic design and printing products to the consumer market. IDC’s Worldwide Internet Usage and Commerce 2004-2007 Forecast: Internet Commerce Market Model Version 9.1 (March 2004) estimates that worldwide consumer online spending will grow from $307 billion in 2004 to $759 billion in 2007, with U.S. and European consumers contributing approximately 75% of total amount spent online. In addition, The Freedonia Group estimates that commercial printing demand in the United States will grow from $68.5 billion in 2003 to $84.0 billion in 2008.

We believe that the small business and consumer markets have been underserved by expensive traditional printing and graphic design alternatives. We also believe there is a need to combine the Internet’s ability to reach these highly fragmented markets with an integrated graphic design and printing process that can rapidly deliver sophisticated, high-quality printed products while aggregating individual orders to achieve the economies of scale necessary to provide these products at affordable prices.

The VistaPrint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the entire graphic design and print process, from design conceptualization through finished product shipment. Automation and integration allow us to provide high-quality graphic design and customized print products at affordable prices for the small business and consumer markets.

Our solution features:

•	Advanced proprietary technology;

•	High-volume, standardized and scalable processes;

•	Low cost operations;

•	World class customer service;

•	Direct marketing expertise; and

•	International reach.

We provide our customers with the following benefits:

•	High-quality automated and customized graphic design;

•	A wide range of graphic design options;

•	A broad range of products;

•	Automated creation of matching products;

•	High-quality printing;

•	Fast design to delivery turnaround; and

•	Lowest price and satisfaction guarantees.

Our Growth Strategy

Our goal is to grow profitably and become the leading online provider of graphic design services and printed products to small businesses and consumers worldwide. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to create new market demand in these previously underserved markets by making available customized and high-quality graphic design services and printed products at affordable prices. In order to accomplish this objective, we intend to implement a number of initiatives, including the following:

•	Expand Customer Base. We intend to expand our extensive customer base by continuing to promote VistaPrint and the VistaPrint brand as the source for high-quality graphic design, Internet-based printing and premium service.

•	Address Additional Markets. We intend to develop additional business opportunities, including targeting international customers and the consumer market and developing additional channels through strategic alliances.

•	Increase Sales to Existing Customers. We seek to increase both the average order size and the life time value we receive from a customer by expanding our product and service offerings, increasing up-selling and cross-selling marketing efforts and continuing to improve and streamline our design and ordering processes.

•	Expand Product and Service Offerings. Since launching the VistaPrint.com website in 2000, we have extended our product offerings from a limited selection of business cards to a wide array of business and consumer products, ranging from business cards, brochures and return address labels to invitations and holiday cards. We intend to further expand and enhance product and service offerings to provide a wider selection of products to existing customers and to attract new customers.

•	Extend Technology Leadership. We hold three United States patents, two European patents and one French patent, have more than 30 patent applications pending in the United States and other countries and have developed a proprietary software suite. We believe that our investment in technology developments will drive further expansion of our service and product offerings, greater efficiencies in the customer’s experience in designing and ordering printed products and improved efficiencies in our production of products and delivery of services.

•	Enhance Product Quality. By continuously striving to enhance the quality of our products and to manufacture products faster and more efficiently, we believe that we can both increase customer satisfaction and retention and improve our cost efficiencies.

Our Corporate Information

VistaPrint Limited is incorporated under the laws of Bermuda. We maintain a registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is (441) 295-2244. VistaPrint Corporation, the immediate predecessor to VistaPrint Limited, was incorporated in Delaware in January 2000 and was amalgamated with and into VistaPrint Limited on April 29, 2002. VistaPrint.com S.A., the predecessor to VistaPrint Corporation, was incorporated in France in 1995 and was merged into VistaPrint Corporation in January 2002. We have website, manufacturing, design, customer service, development and administrative operations in Bermuda, the United States, the Netherlands, Canada and Jamaica. We operate localized websites serving major markets worldwide, including in the United States (www.vistaprint.com), throughout Western Europe and in various other countries. The information on our websites is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

The Offering

Common shares offered by VistaPrint Limited	shares

Common shares offered by the selling shareholders	shares

Common shares to be outstanding after this offering	shares

Use of proceeds

We expect to use the net proceeds of this offering for construction and expansion of printing facilities and other operations, possible acquisitions and investments, working capital, capital expenditures and general corporate purposes.

Proposed Nasdaq National Market symbol	VPRT

Risk factors	For a discussion of some of the factors you should consider before buying the common shares, see “Risk Factors.”

The number of common shares to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2005 and excludes:

•	3,378,630 common shares issuable upon the exercise of outstanding shares options as of March 31, 2005 with a weighted average exercise price of $2.45 per share;

•	an aggregate of 346,055 common shares reserved for issuance under our option plan as of March 31, 2005;

•	5,000,000 additional common shares that have been reserved for issuance under our option plan subsequent to March 31, 2005; and

•	an additional 3,487,960 common shares issuable upon the exercise of options granted after March 31, 2005 with a weighted average exercise price of $11.79 per share.

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase additional common shares from us and the selling shareholders in the offering;

•	gives effect to the conversion of all outstanding convertible preferred shares into 22,720,543 common shares upon the closing of the offering, which assumes a one-to-one conversion ratio between convertible preferred shares and common shares; and

•	gives effect to the adoption of our amended and restated bye-laws upon the closing of the offering.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net income per common share has been calculated assuming the conversion of all outstanding convertible preferred shares into common shares.

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$16,851	$35,431	$58,784	$42,238	$64,059

Cost of revenue	7,804	15,024	23,837	17,491	25,305
Technology and development expense	2,209	4,897	8,515	6,061	7,956
Marketing and selling expense	5,355	11,901	19,138	14,052	23,513
General and administrative expense	1,392	2,485	3,968	2,940	4,126
Loss on contract termination	—	—	—	—	21,000

Income (loss) from operations	91	1,124	3,326	1,694	(17,841)
Other income (expenses), net	19	96	(36)	55	(228)

Income (loss) from operations before income taxes	110	1,220	3,290	1,749	(18,069)
Income tax provision (benefit)	—	747	(150)	(179)	3

Net income (loss)	$110	$473	$3,440	$1,928	$(18,072)

Net income (loss) attributable to common shareholders:
Basic	$(163)	$89	$343	$(19)	$(21,372)
Diluted	$(163)	$91	$370	$(19)	$(21,372)
Basic net income (loss) per share	$(0.02)	$0.01	$0.03	$0.00	$(1.88)
Diluted net income (loss) per share	$(0.02)	$0.01	$0.03	$0.00	$(1.88)
Shares used in computing basic net income (loss) per share	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249
Shares used in computing diluted net income (loss) per share	10,825,388	12,113,565	12,539,644	11,048,145	11,353,249
Pro forma basic net income (loss) per share			$0.12		$(0.54)
Pro forma diluted net income (loss) per share			$0.12		$(0.54)
Pro forma shares used in computing pro forma basic net income (loss) per share			27,588,488		33,766,277
Pro forma shares used in computing pro forma diluted net income (loss) per share			29,113,291		33,766,277

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands)
Consolidated Statements of Cash Flows Data:
Capital expenditures	$(820)	$(1,571)	$(13,374)	$(12,288)	$(14,098)
Development of software and website	(1,178)	(2,570)	(3,523)	(2,981)	(1,450)
Depreciation and amortization	1,422	2,103	4,209	2,822	4,325

Cash flows from operating activities	2,269	3,993	9,169	6,482	(11,438)
Cash flows from investing activities	(2,197)	(4,478)	(18,081)	(15,269)	(15,548)
Cash flows from financing activities	16	406	25,803	25,251	30,708

The as adjusted balance sheet data as of March 31, 2005 gives effect to the conversion of all outstanding convertible preferred shares into common shares as of March 31, 2005 and the sale by us of                      common shares offered by this prospectus at an assumed initial public offering price of $             per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and offering expenses.

	As of June 30,		March 31, 2005	Pro Forma March 31, 2005	Pro Forma As Adjusted March 31, 2005
	2003	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,149	$20,060	$24,012	$24,012	$
Property, plant and equipment, net	1,891	14,333	27,336	27,336
Working capital	(2,427)	12,620	13,255	13,255
Total assets	9,610	42,007	60,393	60,393
Accrued expenses and deferred revenue	2,877	6,155	10,359	10,359
Total long-term obligations, less current portion	125	5,816	13,527	13,527
Series A redeemable convertible preferred shares	14,557	13,430	13,525	—
Series B redeemable convertible preferred shares	—	30,505	56,617	—
Total shareholders’ equity (deficit)	(11,280)	(17,072)	(38,009)	32,133

RISK FACTORS

An investment in our common shares involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the value of our common shares to decline, which could cause you to lose all or part of your investment. The risks and uncertainties described below are also not the only ones facing us. Additional risks and uncertainties of which we are unaware, or that we currently consider immaterial, may also become important factors that affect our operations. When determining whether to buy our common shares, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

In order to increase revenues and to sustain or increase profitability, we must attract customers in a cost-effective manner.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products, including purchased search results from online search engines, e-mail and direct mail. We pay providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We promote our products and special offers through e-mail and direct mail, targeted to repeat and potential customers. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain these means of reaching small businesses and consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, our ability to attract new customers would be harmed, traffic to our websites would be reduced and our business and results of operations would be harmed.

Purchasers of graphic design services and printed products may not choose to shop online, which would prevent us from increasing revenues.

The online market for graphic design and printed products is less developed than the online market for other business and consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased printed products and graphic design services through traditional printing operations and graphic design businesses or who have produced graphic design and printed products using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

•	concerns about buying graphic design services and printed products without face-to-face interaction with sales personnel;

•	the inability to physically handle and examine product samples;

•	delivery time associated with Internet orders;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting, strengthening and continuing to establish the VistaPrint brand, which would prevent us from acquiring new customers and increasing revenues.

A component of our business strategy is the continued promotion and strengthening of the VistaPrint brand. Due to the competitive nature of the graphic design and printing markets, if we are unable to successfully promote the VistaPrint brand, we may fail to substantially increase our revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts.

A component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development and technology, graphic design operations, production operations, and customer service operations. We also redesign our websites from time to time to seek to attract customers to our websites. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. Our failure to provide customers with high-quality customer experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop VistaPrint as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We are currently dependent on a single supplier and our newly constructed Canadian facility for the production of printed products sold to North American customers.

We have historically relied on an exclusive supply relationship with Mod-Pac Corporation to produce all of our printed products for the North American market. However, in September 2004, we began construction of a new printing facility in Windsor, Ontario, Canada. In anticipation of commencing operations at our new Canadian printing facility, we amended our agreement with Mod-Pac in April 2005 to permit us to manufacture products destined for the North American market at this Canadian facility. Pursuant to the terms of this amendment, we must pay Mod-Pac a per product fee for each product we manufacture for the North American market until August 30, 2005. We began shipping products from our Canadian facility in May 2005. Until we are able to increase the production capacity of our Canadian facility to accommodate all of our North American production, we will continue to rely on Mod-Pac to produce printed products for our customers in North America. Moreover, as we transition production to our Canadian facility, we will incur duplicate costs for labor and overhead, resulting in increased cost of revenue as a percentage of revenues and decreased profit margins during the period.

Our plans to produce a majority of our North American orders by December 2005 at our Canadian facility are aggressive and subject to a high degree of risk, and may be more costly and time consuming than we anticipate. Any delay in our transition plans will extend the time during which we will experience increased costs of revenues as a percentage of revenues and decreased profit margins and our reliance on Mod-Pac may continue to a greater extent and for a longer period of time than currently anticipated. If Mod-Pac fails to perform in accordance with the terms of our agreement or experiences any significant interruption in its operations, or if we are unable to successfully increase our production levels at our Canadian facility in a timely manner, our business and results of operations could be substantially harmed.

The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is Daniel Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer. In addition, Kevin Keane owns 493,913 common shares of VistaPrint Limited.

We have incurred operating losses in the past and may not be able to sustain profitability in the future.

We experienced significant operating losses in each quarter from our original inception in 1995 through March 1998 and in each quarter from June 1999 through June 2001. As the result of a charge of $21.0 million related to the termination of our exclusive supply agreement with Mod-Pac, we have experienced a significant loss in the quarter ended September 30, 2004, which will cause us to experience a significant loss for the year ending June 30, 2005. If we are unable to produce our products and provide our services at commercially reasonable costs, if revenues decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis. In addition, as a publicly-traded company, we will be subject to the Sarbanes-Oxley Act of 2002, including the requirement that our internal controls and procedures be compliant with Section 404 of the Sarbanes-Oxley Act, which we expect to be costly and could impact our profitability in future periods. In addition, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), Share Based Payment, or SFAS No. 123R. Under SFAS No. 123R, companies must calculate and record in the income statement the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received beginning in the first quarter of our 2006 fiscal year. We expect that SFAS No. 123R will adversely impact our results of operations to some extent in future periods.

Our quarterly financial results may fluctuate which may lead to volatility in our share price.

Our future revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly operating results to fluctuate include:

•	demand for our services and products;

•	our ability to attract visitors to our websites and convert those visitors into customers;

•	our ability to retain customers and encourage repeat purchases;

•	business and consumer preferences for printed products and graphic design services;

•	our ability to manage our production and fulfillment operations;

•	currency fluctuations, which affect not only our revenues but also our costs;

•	the costs to produce our products and to provide our services;

•	our pricing and marketing strategies and those of our competitors;

•	improvements to the quality, cost and convenience of desktop printing;

•	costs of expanding or enhancing our technology or websites; and

•	a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

We base our operating expense budgets on expected revenue trends. A portion of our expenses, such as office leases and various personnel costs, are fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the factors cited above, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our common shares may fall.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The printing and graphic design industries are intensely competitive, and we expect competition to increase in the future. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. Current and potential competitors include:

•	self-service desktop design and publishing using a combination of (1) software such as Microsoft Publisher, Microsoft Word and Broderbund Printshop; (2) desktop printers or copiers and (3) specialty paper supplies;

•	traditional printing and graphic design companies;

•	office supplies and photocopy companies such as Office Depot, FedEx Kinko’s, OfficeMax and Staples;

•	wholesale printers such as Taylor Corporation and Business Cards Tomorrow International; and

•	other online printing and graphic design companies.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Many of our competitors work together. For example, Taylor Corporation and Business Cards Tomorrow International sell printed products through office superstores such as OfficeMax, Staples and Office Depot.

Some of our competitors who either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Competitors may also seek to develop new products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

Our failure to meet our customers’ price expectations would adversely affect our business and results of operations.

Demand for our products and services has been sensitive to price. Changes in our pricing strategies have had, and may continue to have, a significant impact on our revenues and net income. We offer free products and services as a means of attracting customers and we offer substantial pricing discounts as a means of encouraging repeat purchases. Such free offers and discounts may not result in an increase in revenues or the optimization of profits. In addition, many external factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations in any given period, our business and results of operations would suffer.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google and Yahoo!. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of the customers we serve. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our websites, requiring us to resort to other costly resources to replace this traffic, which, in turn, could reduce our operating and net income or our revenues, harming our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenues could decline and our business may suffer. The cost of purchased search listing advertising is rapidly increasing as demand for these channels continues to grow quickly, and further increases could have negative effects on our profitability.

Various private ‘spam’ blacklisting or similar entities have in the past, and may in the future, interfere with the operation of our websites and our ability to conduct business.

We depend on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or ‘spam’. Some of these entities maintain ‘blacklists’ of companies and individuals, and the websites, Internet service providers and Internet protocol addresses associated with those entities or individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company’s Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with these blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites or to send commercial e-mail solicitations, it has, from time to time, interfered with our ability to send operational e-mails—such as password reminders, invoices and electronically delivered products—to customers and others. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, all of which could have a material negative impact on our business and results of operations.

Interruptions to our websites, information technology systems, production processes or customer service operations could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, printing production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites or reduced order fulfillment performance could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may also experience temporary interruptions in our business operations for a variety of other reasons in the future, including power failures, software errors, an overwhelming number of visitors trying to reach our websites during promotional campaign periods, extreme weather, political instability, acts of terrorism, war and other events beyond our control. In particular, both Bermuda, where the computer hardware that operates our websites is located, and Jamaica, the location of most of our customer service and design service operations, are subject to a high degree of hurricane risk and extreme weather conditions that could have a devastating impact on our facilities and operations.

Any failure of our printing production equipment may prevent the production of orders and interfere with our ability to fulfill orders. As of June 2005, production operations were performed in three facilities: our Dutch printing facility serving European and Asia-Pacific markets, our Windsor, Ontario facility serving North American markets and our supplier’s facility in Buffalo, New York, which also serves the North American markets.

Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and printing systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do carry the business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted, but these policies do not address all potential causes of business interruptions we may experience and any proceeds we may receive may not fully compensate us for all of the revenue we may lose.

If the single facility where substantially all of our computer and communications hardware is located fails, our business and results of operations would be harmed.

Our ability to successfully receive and fulfill orders and to provide high-quality customer service depends in part on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our websites is located at a single Cable & Wireless facility in Devonshire, Bermuda. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquakes and similar events. In particular, the islands of Bermuda are annually subjected to a high degree of hurricane risk and extreme weather conditions that could have devastating impact on facilities. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan, and our business interruption insurance may be insufficient to compensate us for losses that may occur.

Our technology, infrastructure and processes may contain undetected errors or defects that could result in decreased production, limited capacity, reduced demand or costly litigation.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the past, we have experienced delays in website releases and customer dissatisfaction during the period required to correct errors and design faults that caused us to lose revenue. In the future, we may encounter additional issues, such as scalability limitations, in current or future technology releases. In addition, a delay in the commercial release of any future version of our technology, infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, the inability to accept and fulfill customer orders or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing could substantially harm our business and results of operations.

Capacity constraints and system failures or security breaches could prevent access to our websites, which could harm our reputation and adversely affect our revenues.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Our ability to provide high-quality products and service depends on the efficient and uninterrupted operation of our computer and communications systems. If our systems cannot be expanded in a timely manner to cope with increased website traffic, we could experience disruptions in service, slower response times, lower customer satisfaction, and delays in the introduction of new products and services. Any of these problems could harm our reputation and cause our revenues to decline.

Loss of the right to use licensed materials would substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the designs and products we offer are the copyrighted property of other parties used by us under license agreements. If one or more of these licenses were to be terminated, the amount and variety of content available on our websites would be significantly reduced. In such event, we could experience delays in obtaining and introducing substitute materials and substitute materials might be available only under less favorable terms or at a higher cost.

If we are unable to develop, market and sell new products and services that address additional market opportunities and develop new technology that meets emerging industry standards, our results of operations may suffer.

Although historically we have focused on the small business and, to a lesser extent, the consumer markets, we intend to address, and demand may shift to, additional market segments in the future. While a component of our business strategy is to expand our graphic design services, we may also need to develop, market and sell new products and additional services that address additional printing market segments to remain competitive in the graphic design and printing industries. We may not successfully expand our graphic design services or create new products and services, address new market segments or develop a significantly deeper customer base. Any failure to address additional market opportunities could harm our business, financial condition, and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel. The loss of a group of these key employees may significantly delay or prevent the achievement of our business objectives. Although we have generally been successful in our recruiting efforts, we face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

We may have difficulty managing our growth and expanding our operations successfully.

We have rapidly grown to over 360 employees as of April 30, 2005, with website operations, offices, production facilities and customer support centers in Bermuda, the United States, the Netherlands, Jamaica and Canada. This brisk and substantial growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in at least five countries.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

The United States government may substantially increase border controls and impose restrictions on cross-border commerce that may substantially harm our business.

The United States government has substantially increased border surveillance and controls since the terrorist attacks of September 11, 2001. If the United States were to impose further border controls and restrictions, impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada to the United States, our ability to ship products from our Windsor, Ontario facility to the United States would be adversely affected, which would substantially impair our ability to serve the United States market and harm our business and results of operations.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.

We operate printing facilities in Venlo, the Netherlands and Windsor, Ontario, Canada, a customer support, sales and service, and graphic design center in Montego Bay, Jamaica, website operations in Devonshire, Bermuda and technology development, marketing, finance and administrative offices in Lexington, Massachusetts, United States. We have localized websites to serve many additional international markets. We are subject to a number of risks and challenges that specifically relate to our international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks and challenges include:

•	fluctuations in foreign currency exchange rates that may increase the United States dollar cost, or reduce United States dollar revenue, of our international operations;

•	difficulty managing operations in, and communications among, multiple locations and time zones;

•	local regulations that may restrict or impair our ability to conduct our business as planned;

•	protectionist laws and business practices that favor local producers and service providers;

•	failure to properly understand and develop graphic design content and product formats appropriate for local tastes;

•	restrictions imposed by local labor practices and laws on our business and operations; and

•	failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our websites through internal development. However, from time to time, we may selectively pursue acquisitions of businesses, technologies or services. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations will suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations. We have no current plans, agreements or commitments with respect to any acquisitions.

Failure to adequately protect our intellectual property could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations and our trademarks.

We currently hold three issued United States patents, two issued European patents and one issued French patent. We have 34 patent applications pending in the United States and we intend to pursue corresponding patent coverage in other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, there could be infringement, invalidity, co-inventorship or similar claims brought by third parties with respect to any of our currently issued patents or any patents that may be issued to us in the future. Any such claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is “VistaPrint.” We hold trademark registrations for the VistaPrint trademark in 15 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada and Japan. Additional applications for the VistaPrint mark are pending. Our competitors may adopt names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term VistaPrint or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.

A third party may sue us for infringing its patent rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. Likewise, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. For example, we have received a claim from Daniel Keane, the chief executive officer of Mod-Pac, our North American printing supplier, and the brother of Robert S. Keane, our chief executive officer, claiming an inventorship interest in our issued United States patent relating to printing aggregation. If this individual were successful in establishing co-inventorship, he would be able to use, and license to others the right to use, this patent without paying any compensation to us. We believe this individual does not qualify as a co-inventor and have so informed him, but there can be no guarantee that he will not commence a formal action or that, if commenced, we will be successful in defending against such action. Similarly, the individual may claim inventorship in our other patents or pending applications relating to printing aggregation and may accordingly obtain an interest in these other patents and pending applications.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts from growing our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

We have received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay damages and attorney’s fees. Additionally, if we are found to have willfully infringed a third parties’ patent, we may be liable for treble damages and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies would be restricted by a court order.

Alternatively, we may be required to, or decide to, enter into a license with a third party. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

The inability to acquire or maintain domain names for our websites could substantially harm our business and results of operations.

We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and similar names with alternate url names, such as .net, .de and .co.uk. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name VistaPrint in all of the countries in which we currently or intend to conduct business.

Our revenues may be negatively affected if we are required to charge sales or other taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products and services we sell, except for certain corporate level taxes and value added and similar taxes in certain jurisdictions. However, one or more jurisdictions or countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more governments, including any country in which we do business or sub-federal authorities such as states in the United States, that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the United States Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities in the United States from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities could disagree with our interpretation of these decisions. Moreover, a number of states in the United States, as well as the United States Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales. A substantial amount of our business is derived from customers in the European Union, whose tax environment is also complex and subject to changes that would be adverse to our business.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the

Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Standard for Electronic Transactions and the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

Legislation regarding copyright protection and/or content interdiction could impose complex and costly constraints on our business model.

Because of our focus on automation and high volumes, our operations do not involve, for the vast majority of our sales, any human-based review of content. Although our websites’ terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that customer lives. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction which could substantially harm our business and results of operations.

A percentage of our revenues are derived from offers made to our customers by third parties who have had their business practices challenged in the past.

We currently derive a portion of our revenues from order referral fees paid to us by merchants for customer click-throughs and orders. In general, these third parties offer memberships in discount programs or similar promotions to customers who have purchased products from us and we receive a payment from the third party for every customer that accepts the promotion. We believe these programs deliver significant benefit to those of our customers who choose them and that the terms of each party’s offers are clear and unambiguous. However, certain of these third parties have been the subject of consumer complaints and litigation alleging that their enrollment and billing practices violate various consumer protection laws or are otherwise deceptive. We have from time to time received complaints from customers regarding these programs. Customer dissatisfaction or a termination of these relationships could have a negative impact on our brand and our revenues.

Our practice of offering free products and services could be subject to additional judicial or regulatory challenge.

We regularly offer free products as an inducement for customers to try our products. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers—for example, that customers are required to pay shipping, handling and/or processing charges to take advantage of the free product offer—we have in the past, and may in the future, be subject to claims from individuals or governmental regulators that our free offers are misleading or do not comply with applicable legislation. For example, one of our subsidiaries and our predecessor corporation were named as defendants in a class action lawsuit alleging that the shipping and handling fees we charged in connection with our free business card offer violates sections of the California Business and Professions Code. Our free product offers could be subject to challenge in other jurisdictions in the future. If we are subject to further actions in the future, or if we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

Our failure to protect confidential information of our customers and our network against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers’ credit card accounts directly. We retain our customers’ credit card information for a limited time following a purchase of products for the purpose of issuing refunds. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this type of fraud. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Corporate Structure

Non-Bermuda tax authorities may tax some or all of VistaPrint Limited’s income, which would increase our effective tax rate and adversely affect our earnings.

VistaPrint Limited is incorporated in Bermuda and conducts business through operations within Bermuda. Bermuda does not currently impose income taxes on our operations. Management services are provided to VistaPrint Limited by employees of our United States subsidiary, who are all based in the United States. We have endeavored to structure our business so that all of our non-Bermuda operations are carried out by our local subsidiaries and VistaPrint Limited’s business income is, in general, not subject to tax in these non-Bermuda jurisdictions, such as the United States, Canada, or the Netherlands. VistaPrint Limited has filed tax returns on the basis that it is not engaged in business in these non-Bermuda jurisdictions. Many countries’ tax laws, including but not limited to United States tax law, do not clearly define activities that constitute being engaged in a business in that country. The tax authorities in these countries could contend that some or all of VistaPrint Limited’s income should be subject to income or other tax or subject to withholding tax. If VistaPrint Limited’s income is taxed in jurisdictions other than Bermuda, such taxes will increase our effective tax rate and adversely affect our results of operations.

United States corporations are subject to United States federal income tax on the basis of their worldwide income. Foreign corporations generally are subject to United States federal income tax only on income that has a sufficient nexus to the United States. On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, foreign corporations meeting certain ownership, operational and other tests are treated as United States corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a foreign corporation is treated as a United States corporation. We do not believe that the relevant provisions of the AJCA apply to VistaPrint Limited, but there can be no assurance that the Internal Revenue Service will not challenge this position or that a court will not sustain any such challenge. In addition, the United States congressional Joint Committee on Taxation has proposed additional rules that, if enacted, would treat a foreign corporation as a United States resident for United States federal income tax purposes if its primary place of management and control is located in the United States. A successful challenge by the Internal Revenue Service under the AJCA rules or the enactment of the additional rules proposed by the Joint Committee on Taxation could result in VistaPrint Limited being subject to tax in the United States on its worldwide income, which would increase our effective rate of tax and adversely affect our earnings.

Regardless of the application of AJCA to VistaPrint Limited, the Internal Revenue Service could assert that an insufficient amount of tax was paid to the United States federal government in connection with the formation of VistaPrint Limited, such that additional federal income tax is due currently, and potentially on an ongoing basis for years subsequent to the formation. A successful assertion of this position by the Internal Revenue Service could result in an overall tax rate substantially higher than the rate reflected in our financial statements.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written service and related agreements, which we also refer to as transfer pricing agreements, among VistaPrint Limited and its subsidiaries. These agreements establish transfer prices for printing, marketing, management, technology development and other services performed for VistaPrint Limited. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. With the exception of our Dutch operations, our transfer pricing procedures are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Changes in laws and regulations may require us to change our transfer pricings or operating procedures. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would result in a higher tax liability to us, which would adversely affect our earnings.

We will pay taxes even if we are not profitable on a consolidated basis.

The intercompany service and related agreements among VistaPrint Limited and our direct and indirect subsidiaries in general guarantee that the subsidiaries realize profits. As a result, even if the VistaPrint group is not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. If we are unprofitable on a consolidated basis, as has been the case in the past, this structure will increase our consolidated losses and further harm our results of operations.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our common shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their common shares. Under the PFIC rules, unless U.S. holders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.

We believe that we were not a PFIC in the tax year ended June 30, 2004 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a passive foreign investment company depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a passive foreign investment company for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our common shares, it may be subject to United States taxation under the “controlled foreign corporation” rules.

Each “10% U.S. Shareholder” of a foreign corporation that is a “controlled foreign corporation,” or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A foreign corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation or more than 50% of the total value of all stock of the corporation on any day during the taxable year of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly or indirectly through foreign entities and shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. If we are deemed to be a CFC, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability.

We are organized under the laws of Bermuda, and the majority of our assets are located outside the United States, which may make it difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are organized under the laws of Bermuda, and over 80% of our assets are located outside of the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Directors and officers may owe duties to a company’s creditors in cases of impending insolvency. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

Anti-takeover provisions in our charter documents and under Bermuda law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	a classified board of directors;

•	the ability of our board of directors to issue preferred shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	limitations on the removal of directors; and

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings.

Risks Related to This Offering

Purchasers in this offering will suffer immediate dilution.

If you purchase common shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This effect is known as dilution. Based upon the pro forma net tangible book value of our common shares at March 31, 2005, your shares will have less book value per share than the price you paid in the offering. If previously granted options are exercised, additional dilution will occur. As of March 31, 2005, options to purchase 3,378,630 common shares at an average exercise price of $2.45 per share were outstanding. Subsequent to March 31, 2005, we granted additional options to purchase an aggregate of 3,487,960 common shares at a weighted average exercise price of $11.79. In addition, if we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment.

No public market for our common shares currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. The initial public offering price for our common shares will be determined through negotiations with underwriters and may not bear any relationship to the market price at which the common shares will trade after this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common shares, the price of our common shares could decline.

The price of our common shares could decline if there are substantial sales of our common shares and if there is a large number of our common shares available for sale. After this offering, we will have              outstanding common shares based on the number of shares outstanding as of March 31, 2005. This includes the shares that we are selling and the                      shares the selling shareholders are selling in this offering, which may be resold in the public market immediately. The remaining                      shares, or         % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of shares and % of total outstanding	Date available for sale into public market
shares, or %	Immediately after this offering.
shares, or %	180 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these shareholders to sell their shares at any time.

After this offering, the holders of an aggregate of                      common shares as of March 31, 2005, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register the issuance of all common shares that we have issued and may issue under our employee option and purchase plans. Once we register the issuance of these shares, they can be freely sold in the public market upon issuance, subject to certain lock-up agreements.

Due to these factors, sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares.

Insiders will continue to have substantial control over VistaPrint after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and principal shareholders, together with their affiliates, will beneficially own, in the aggregate, approximately         % of our outstanding common shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common shares by:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including funding expansion of our facilities, possible acquisitions and working capital purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, in addition to historical information, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other similar words and expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our ability to attract and retain customers;

•	our financial performance;

•	our development activities;

•	the advantages of our technology as compared to that of others;

•	our ability to establish and maintain intellectual property rights;

•	our ability to retain and hire necessary employees and appropriately staff our operations;

•	our spending of the proceeds from this offering; and

•	our cash needs.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include our financial performance, our ability to attract and retain customers, our development activities and those factors we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. These risk factors are not exhaustive and other sections of this prospectus may include additional factors which could adversely impact our business and financial performance.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of                      common shares in this offering will be approximately $             million, assuming an initial public offering price of $             per share, the mid-point of the estimated price range shown on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. At an assumed public offering price of $             per share, the mid-point of the estimated price range shown on the cover of this prospectus, the selling shareholders will receive $             million from their sale of our common shares in this offering, after deducting the underwriting discount. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $             million and the selling shareholders will receive an additional $             million in net proceeds at a public offering price of $             per share.

We intend to use the net proceeds of this offering to fund:

•	construction and expansion of our printing facilities and other operations;

•	possible acquisitions and investments; and

•	working capital, capital expenditures and other general corporate purposes.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Management will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and United States government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common shares. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common shares in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding convertible preferred shares into an aggregate of 22,720,543 common shares upon the closing of this offering; and

•	on a pro forma as adjusted basis to (1) reflect the conversion of all outstanding convertible preferred shares into 22,720,543 common shares upon the closing of this offering and (2) give effect to the issuance and sale of common shares in this offering at an assumed initial public offering price of $ per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$24,012	$24,012	$

Current portion of long-term debt	$883	$883

Long-term debt	13,527	13,527

Redeemable convertible preferred shares:
Series A redeemable convertible preferred shares (aggregate liquidation preference $14,080), par value $0.001 per share, 11,000,000 shares authorized, 9,845,849 shares issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	13,525	—
Series B redeemable convertible preferred shares (aggregate liquidation preference $52,915), par value $0.001 per share, 13,008,515 shares authorized, 12,874,694 shares issued and outstanding actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	56,617	—

Shareholders’ equity (deficit):
Preferred shares, par value $0.001 per share; shares authorized and unissued, pro forma as adjusted	—	—
Common shares, $0.001 par value per share; 39,289,197 shares authorized, 11,374,393 shares issued and outstanding, actual; 39,289,197 shares authorized, 34,094,936 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	11	34

Additional paid-in capital	2,678	72,797

Deferred stock compensation	—	—

Accumulated other comprehensive income	878	878

Accumulated deficit	(41,576)	(41,576)

Total shareholders’ equity (deficit)	(38,009)	32,133

Total capitalization	$46,543	$46,543	$

DILUTION

The net tangible book value of our common shares as of March 31, 2005 was approximately $30.4 million, or $0.89 per common share, after giving effect to the conversion of all outstanding convertible preferred shares upon the closing of this offering. Pro forma net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of common shares outstanding after giving effect to the conversion of all outstanding convertible preferred shares.

After giving effect to the issuance and sale of the                      common shares offered in this offering, at an assumed offering price of $             per share, the mid-point of the estimated price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value as of March 31, 2005 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value to existing shareholders of $             per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common shares in this offering will suffer an immediate dilution of their investment of $             per share. The following table illustrates this per share dilution to the new investors purchasing common shares in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2005	$0.89
Increase per share attributable to sale of common shares in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

If the underwriters exercise their option in full, the as adjusted net tangible book value per share after the offering would be $             per share, the increase in net tangible book value per share to existing shareholders would be $             per share and the dilution to new investors purchasing common shares in this offering would be $             per share.

The following table summarizes, on an as adjusted basis as of March 31, 2005, giving effect to the conversion of all outstanding convertible preferred shares into common shares, the differences between the number of common shares purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing common shares in this offering. The calculation below is based on an assumed initial public offering price of $             per share, the mid-point of the estimated price range shown on the cover of this prospectus, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	34,094,936%		$68,403,596%		$2.01
New investors

Total		%	$	%

The tables above assume no exercise of options to purchase common shares outstanding as of March 31, 2005. At March 31, 2005, there were 3,378,630 common shares issuable upon exercise of outstanding options at a weighted average exercise price of $2.45 per share. In addition, the table above excludes 346,055 common shares reserved for future issuance under our option plan at March 31, 2005. Subsequent to March 31, 2005, an additional 5,000,000 common shares have been reserved for issuance under our option plan and options to acquire an additional 3,487,960 common shares have been issued at a weighted average exercise price of $11.79 per share.

After this offering and assuming all of such outstanding options had been exercised as of March 31, 2005, as adjusted net tangible book value per share as of March 31, 2005 would be $             and total dilution per share to new investors would be $            .

If the underwriters exercise their option in full, the number of shares held by new investors will increase to                      shares, or                              % of the total number of common shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, notes thereto and other financial information included in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and notes thereto included in this prospectus.

We derived the selected consolidated financial data for fiscal years ended June 30, 2002, 2003, 2004 and as of June 30, 2003 and 2004 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the selected consolidated financial data for the fiscal years ended June 30, 2000 and 2001 and as of June 30, 2000, 2001 and 2002 from our audited consolidated financial statements which are not included in this prospectus. We have derived the selected consolidated financial data for the nine months ended March 31, 2004 and 2005 and as of March 31, 2005 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted and pro forma basic and diluted net loss/income per common share.

Pro forma basic and diluted net loss/income per common share have been calculated assuming the conversion of all outstanding convertible preferred shares into 22,720,543 common shares.

	Year Ended June 30,					Nine Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$2,814	$6,120	$16,851	$35,431	$58,784	$42,238	$64,059
Cost of revenue	1,954	3,774	7,804	15,024	23,837	17,491	25,305
Technology and development expense	960	2,191	2,209	4,897	8,515	6,061	7,956
Marketing and selling expense	898	3,477	5,355	11,901	19,138	14,052	23,513
General and administrative expense	3,532	4,003	1,392	2,485	3,968	2,940	4,126
Loss on contract termination	—	—	—	—	—	—	21,000

Income (loss) from operations	(4,530)	(7,325)	91	1,124	3,326	1,694	(17,841)
Loss on disposal of business	—	(2,281)	—	—	—	—	—
Other income (expenses), net	(240)	(2,434)	19	96	(36)	55	(228)

Income (loss) from operations before income taxes	(4,770)	(12,040)	110	1,220	3,290	1,749	(18,069)

Income tax provision (benefit)	—	—	—	747	(150)	(179)	3

Net income (loss)	$(4,770)	$(12,040)	$110	$473	$3,440	$1,928	$(18,072)

Net income (loss) attributable to common shareholders:
Basic	$(4,770)	$(12,084)	$(163)	$89	$343	$(19)	$(21,372)
Diluted	$(4,770)	$(12,084)	$(163)	$91	$370	$(19)	$(21,372)

Basic net income (loss) per share	$(0.46)	$(1.14)	$(0.02)	$0.01	$0.03	$0.00	$(1.88)
Diluted net income (loss) per share	$(0.46)	$(1.14)	$(0.02)	$0.01	$0.03	$0.00	$(1.88)
Shares used in computing basic net income (loss) attributable to common shareholders per share	10,413,592	10,616,099	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249
Shares used in computing diluted net income (loss) attributable to common shareholders per share	10,413,592	10,616,099	10,825,388	12,113,565	12,539,644	11,048,145	11,353,249

Pro forma basic net income (loss) per share					$0.12		$(0.54)
Pro forma diluted net income (loss) per share					$0.12		$(0.54)
Pro forma shares used in computing pro forma basic net income (loss) per share					27,588,488		33,766,277
Pro forma shares used in computing pro forma diluted net income (loss) per share					29,113,291		33,766,277

	Year Ended June 30,					Nine Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands)
Consolidated Statements of Cash Flows Data:
Capital expenditures	$(702)	$(165)	$(820)	$(1,571)	$(13,374)	$(12,288)	$(14,098)
Development of software and website	(558)	(1,150)	(1,178)	(2,570)	(3,523)	(2,981)	(1,450)
Depreciation and amortization	204	836	1,422	2,103	4,209	2,822	4,325

Cash flows from operating activities	(4,006)	(5,292)	2,269	3,993	9,169	6,482	(11,438)
Cash flows from investing activities	(1,297)	(1,314)	(2,197)	(4,478)	(18,081)	(15,269)	(15,548)
Cash flows from financing activities	4,573	8,437	16	406	25,803	25,251	30,708

	As of June 30,					March 31, 2005	Pro Forma March 31, 2005	Pro Forma As Adjusted March 31, 2005
	2000	2001	2002	2003	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,690	$3,083	$3,228	$3,149	$20,060	$24,012	$24,012
Property, plant and equipment, net	729	403	934	1,891	14,333	27,336	27,336
Working capital	(2,738)	537	(227)	(2,427)	12,620	13,255	13,255
Total assets	5,947	4,854	6,380	9,610	42,007	60,393	60,393
Accrued expenses and deferred revenue	937	687	1,093	2,877	6,155	10,359	10,359
Total long-term obligation, less current portion	142	21	250	125	5,816	13,527	13,527
Series A redeemable convertible preferred shares	—	11,781	14,181	14,557	13,430	13,525	—
Series B redeemable convertible preferred shares	—	—	—	—	30,505	56,617	—
Total shareholders’ equity (deficit)	(1,461)	(11,764)	(11,861)	(11,280)	(17,072)	(38,009)	32,133

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide with over 5,000,000 customers in more than 120 countries. We offer a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. We believe that our value proposition has allowed us to successfully penetrate the large, fragmented, geographically dispersed and underserved small business and consumer markets.

We originally commenced operations in France in January 1995. In early 2000, we relocated the majority of our operations into the United States, conducting business through a Delaware corporation. In May 2000, we launched the VistaPrint.com website to target the United States small business market. On April 29, 2002, the Delaware corporation was amalgamated into the newly formed VistaPrint Limited, a Bermuda corporation. Our total revenues for our fiscal year ending June 30, 2004 were $58.8 million and our total revenues for the nine months ended March 31, 2005 were $64.1 million. We have been profitable on an annual basis for our fiscal years ending June 30, 2002, 2003 and 2004 and we incurred a net loss of $18.1 million for the nine month period ended March 31, 2005. This net loss includes a $21.0 million charge due to a contract termination agreement with our North American print supplier, Mod-Pac Corporation, which is more fully described below.

We maintain a registered office in Hamilton, Bermuda and our websites are hosted in secure co-location facilities in Devonshire, Bermuda. We own and operate state of the art printing facilities in Windsor, Ontario, Canada and in Venlo, the Netherlands, and we operate a customer design, sales and service center in Montego Bay, Jamaica. Our technology development, marketing, finance and administrative offices are located in Lexington, Massachusetts, United States.

Revenue.    We generate revenues primarily from the printing and shipment of customized printed products. Revenue is recorded net of a reserve for estimated refunds. Customers place orders via our websites and pay primarily using credit cards. In addition, we receive payment for some orders through direct bank debit, wire transfers and other payment methods. We typically receive payment within two business days after a customer places an order. We also generate revenue from order referral fees paid to us by merchants for customer click-throughs and orders that are placed on the merchant websites. Historically, we have generated less than 10% of our revenues from these order referral fees. An increasing portion of our revenues are derived from repeat purchases from our existing customers. This recurring component of our revenue has grown to 57% of revenue for the nine months ended March 31, 2005 as compared to 50% of revenue for the nine months ended March 31, 2004. To understand our revenue trends, we monitor several key metrics including:

•	Website sessions. A session is measured each time a computer user visits a VistaPrint website from their Internet browser. We measure this data to understand the volume and source of traffic to our websites. Typically, we use various advertising campaigns to increase the number and quality of shoppers entering our websites. The number of website sessions varies from month to month depending on variables such as product campaigns and advertising channels used.

•	Conversion rates. The conversion rate is the number of customer orders divided by the total number of sessions during a specific period of time. Typically, we strive to increase conversion rates of customers entering our websites in order to increase the number of customer orders generated. Conversion rates have fluctuated in the past and we anticipate that they will fluctuate in the future due to, among other factors, the type of advertising campaigns and marketing channels used.

•	Average order value. Average order value is total revenue for a given period of time divided by the total number of customer orders recorded during that same period of time. We seek to increase average order value as a means of increasing total revenue. Average order values have fluctuated in the past and we anticipate that they will fluctuate in the future depending upon the type of products promoted during a period and promotional discounts offered. For example, seasonal product offerings, such as holiday cards, can cause changes in average order values.

We believe the analysis of these metrics provides us with important information on customer buying behavior, advertising campaign effectiveness and the resulting impact on overall revenue trends and company profitability. While we continually seek and test ways to increase revenues, we also attempt to increase the number of customer acquisitions and to grow profits. As a result, fluctuations in these metrics are not unusual. Because changes in any one of these metrics may be offset by changes in another metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

Cost of Revenue.    Cost of revenue consists of the purchase price of printed products sold by us, shipping charges, payroll and related expenses for printing personnel, materials, supplies, depreciation of equipment used in the printing process and other miscellaneous related costs.

We believe that the vertical integration of our manufacturing operations is a key strategic differentiator for our business model. In January 2004, we opened our European production facility in Venlo, the Netherlands and in April 2005, we opened a second production facility in Windsor, Ontario, Canada. Prior to February 2004, we purchased all of our printed products from our third party print provider, Mod-Pac Corporation, under a ten year exclusive supply agreement. The supply agreement provided that Mod-Pac would serve as our exclusive print supplier for all orders shipped to North America with pricing based on Mod-Pac’s costs plus a fixed percentage markup. The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is Daniel Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer. In addition, Kevin Keane owns 493,913 common shares of VistaPrint Limited.

On July 2, 2004, we entered into a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements with Mod-Pac as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac, which became effective August 30, 2004. Under the new supply agreement, Mod-Pac retained the exclusive supply rights for products shipped in North America through August 30, 2005. The cost of printing and fulfillment services in effect prior to the termination agreement reflected Mod-Pac’s actual costs plus 33%. The cost of these services under the new supply agreement is based on a fixed price per product. This fixed pricing methodology has effectively reduced the price we pay per product to costs of production plus 25%. We further amended the new supply agreement in April 2005 to permit us to manufacture products destined for North American customers in exchange for the payment of a fee to Mod-Pac for each unit shipped. The new supply agreement expires on August 30, 2005; however, we and Mod-Pac have agreed to fixed prices on any purchase orders that we may place with Mod-Pac during the period from August 31, 2005 to August 30, 2006. We have no minimum purchase commitments during this period.

In September 2004, we began construction of our new printing facility in Windsor, Ontario, Canada. In May 2005, this printing facility began printing and shipping products to North American customers. We anticipate that we will increase the volume of orders being produced at our Canadian facility in each subsequent month while the volume of orders produced at Mod-Pac will decrease. We intend to produce a majority of our North American orders at the Canadian facility by December 2005.

In February 2004, our facility in Venlo, the Netherlands began printing products for markets outside of North America. By September 2004, the facility was printing substantially all products shipped to markets outside of North America.

Technology and development expense.    Technology and development expense consists primarily of payroll and related expenses for software development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. These expenses also include amortization of purchase costs related to content images used in our graphic design software. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software’s useful life, which is estimated to be two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Costs associated with the acquisition of content images used in our graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

Marketing and selling expense.     Marketing and selling expense consists of advertising and promotional costs as well as wages and related payroll benefits for our employees engaged in sales, marketing and public relations activities. Advertising costs consist of various online and print media, such as the purchase of key word search terms, e-mail and direct mail promotions and various strategic alliances. Our advertising efforts target the acquisition of new customers and repeat orders from existing customers. Advertising costs are generally expensed as incurred. Marketing and selling expense also includes the salaries and related payroll benefits, overhead, and outside services related to our customer design sales and services support center operations. This customer support center provides phone support to customers on various topics such as order status, the use of our website graphic design studio, and free real-time design assistance. Marketing and selling expense also includes third party payment processor and credit card fees.

General and administrative expense.     General and administrative expense consists of general corporate costs, including salary and related payroll benefit expenses of employees involved in finance, accounting, human resources and general executive management. We expect that after this offering, we will incur additional legal and accounting costs in order to comply with regulatory reporting requirements, as well as additional costs associated with being a public company, such as investor relations and higher insurance premiums.

Loss on contract termination.    On July 2, 2004, we signed a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac, which became operative August 30, 2004. Under the new supply agreement, Mod-Pac retained exclusive supply rights for products shipped in North America through August 30, 2005 as described above. As a result of the termination agreement and the payment we made to Mod-Pac, we recorded a loss from the termination of the existing supply agreements of $21.0 million. We deferred $1.0 million of the total termination fee of $22.0 million, representing the effective reduction of the mark-up on costs of purchased products from 33% to 25% estimated to be purchased over the contract period. This deferred amount was recorded as a prepaid asset on our consolidated balance sheet and is being amortized over the twelve month term of the new supply agreement.

Other income (expenses), net.    Other income (expenses), net primarily consists of interest income earned on cash balances, gains and losses from foreign currency transactions, and interest expense on outstanding balances on our credit facility and other debt obligations.

Income taxes.    VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income, which results in a zero tax liability for our profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica and the United States. VistaPrint Limited has entered into service and related agreements, which we also refer to as transfer pricing agreements, with each of these operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up on these costs. The Jamaican subsidiary is located in a tax free zone, so its tax rate is zero. The Netherlands, Canadian and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of our consolidated results of operations, these subsidiaries will each pay taxes in its respective jurisdiction.

In the case of the transfer price agreement between VistaPrint Limited and its subsidiary in the Netherlands, we obtained an advanced tax ruling from the Dutch tax authority which expressly approved the transfer price methodology and pricing that will be in effect until January 2010. We believe that our transfer pricing is in accordance with applicable statutory regulations in other jurisdictions. However, transfer pricing regulations are complex and determining appropriate transfer pricing policies depends upon various estimates and assumptions as to the fair value of various intercompany transactions. If our transfer pricing were to be successfully challenged, we could be required to reallocate our income and to record a higher income tax expense and liability.

At June 30, 2004, our United States subsidiary had United States federal net operating loss carryforwards of approximately $3.5 million that expire on dates up to and through the year 2021. This subsidiary also has state net operating loss carryforwards of approximately $3.5 million that will expire in 2005. Our United States subsidiary generated these net operating losses prior to the execution of the transfer pricing agreement between VistaPrint Limited and the United States subsidiary. Our ability to utilize these operating loss carryfowards to reduce taxable income in future periods may be affected by various United States Internal Revenue Code regulations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. To apply these principles, we must make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In many instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition.    We generate revenues primarily from the printing and shipping of customized printed products, such as business cards, postcards, brochures, magnets, presentation folders and folded greeting cards. We recognize revenue arising from sales of printed goods when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the sales price is fixed or determinable and collection is reasonably assured. We also generate revenue from order referral fees paid to us by merchants for customer click-throughs to merchant websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, we have no significant remaining obligations and collection is reasonably assured. Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Inventories.    Our inventories consist primarily of raw materials, and are stated at the lower of first-in, first-out cost or market. Raw materials consist of various types of paper stock, printing plates and packing boxes. Management believes that these materials are commodity products that are not susceptible to obsolescence. In addition, the company manages its supply chain to maintain a just-in-time inventory process to minimize the levels of inventory on hand.

Software and Website Development Costs.    We capitalize eligible costs associated with software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and EITF 00-2, “Accounting for Website Development Costs.” We capitalize the payroll and payroll-related costs of employees who devote time to the development of internal-use computer software. We amortize these costs on a straight-line basis over the estimated two year useful life of the software. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Income Taxes.    We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the tax rates of the jurisdictions where we conduct business. VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income. We have entered into and operate pursuant to transfer pricing agreements that establish the transfer prices for transactions between VistaPrint Limited and our subsidiaries in the United States, Canada, the Netherlands and Jamaica. The determination of appropriate transfer prices requires us to apply judgment. We believe that our transfer pricing is in accordance with applicable statutory regulations.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine whether an increase or decrease of the valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible.

We will decrease the valuation allowance if our future taxable income is significantly higher than expected or we are able to utilize our tax credits. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

Share-based compensation.    In accounting for share options issued to our employees, we have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, “ Accounting for Stock Issued to Employees,” or APB 25, and related interpretations. As a result, we record compensation expense for stock options granted to our employees based on the difference between the exercise price of the share option and the fair market value of the underlying shares on the date of grant, provided that the number of shares eligible for issuance under the options and the vesting period are fixed.

We historically have granted share options at exercise prices that equaled or exceeded the then current fair value of our common shares as estimated by our board of directors as of the date of grant. Because there has been no public market for our common shares, the board has determined the fair value of our common shares by considering a number of factors, including our sale of preferred shares to third parties, sales of our preferred and common shares by our shareholders to third parties, our operating and financial performance, periodic valuation reports prepared by management, the lack of liquidity in our common shares and trends in the broad market for e-commerce and other similarly situated technology stocks. Periodic valuation reports prepared by management to determine the fair value of our common shares underlying options are performed through a comparison of price multiples of our historical and forecasted earnings to certain public companies involved in similar lines of business or markets. The market capitalization of these companies has fluctuated regularly over the last twelve months, and the resulting valuations are inherently uncertain and highly subjective. We have reviewed the methodologies utilized in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid, and we believe that the valuation methodologies we have employed are consistent with the practice aid.

We granted share options on a monthly basis during the fiscal year ending June 30, 2004 and during the nine months ended March 31, 2005. We determined fair market value of our common shares during this period based primarily on sales of shares by our shareholders to third parties, our sale of series B preferred shares to third parties and periodic valuation reports prepared by management.

The following table shows share options granted to employees:

Period	Shares Subject to Options Granted	Weighted Average Exercise Price
Quarter Ended June 30, 2004	63,800	$4.11
Quarter Ended September 30, 2004	154,350	4.11
Quarter Ended December 31, 2004	140,200	4.11
Quarter Ended March 31, 2005	220,911	4.14
Two Months Ended May 31, 2005	3,487,960	11.79

In August 2003, we issued 7,339,415 shares of series B preferred shares to a group of new, independent investors at a price per share of $4.11. We also repurchased from a shareholder, in connection with the settlement of a dispute with that shareholder, 25,000 of our common shares at a price per share of $4.00. The board determined, based primarily on these transactions, to grant options for our common shares at a price per share of $4.11.

From August 2003 through December 2004, the board maintained the $4.11 price per share based upon more than ten separate arms length transactions in our shares between shareholders and third parties or between VistaPrint Limited and third parties that occurred during this period. The board considered these transactions as a means of assessing the fair market value of our common shares when fixing the exercise price for options granted during this period.

During January through March 2005, the board continued to assess the fair value of the common shares. In addition, during this period, management prepared periodic valuations of the common shares and met with investment bankers regarding a potential public offering. In late March 2005, based upon a number of factors, including management’s periodic valuations, our operating and financial performance, the increasing potentiality that we may pursue a public offering, the recent sales of our preferred and common shares by shareholders to third parties, and valuations of the common shares received from investment bankers, the lack of liquidity in our common shares and trends in the broad market for e-commerce and other similarly situated technology stocks, the board determined that the fair value of the common shares had increased from $4.11 per share to a range between $5.00 and $7.00 per share. Accordingly, the board concluded that the exercise price for share options would be at least $7.00 per share.

During late March and early April 2005, we granted options to purchase an aggregate of 354,200 shares that have an exercise price of $7.00 per share. During April 2005, discussions continued with investment bankers regarding a potential public offering of our common shares and management and the board continued to assess the value of the common shares based upon a number of factors, including the operating and financial performance of the company, values of comparable public companies, the likelihood of a public offering, periodic valuation reports prepared by management and valuations received from various investment banks.

In April 2005, based upon our internal valuation of the company and the valuations received from investment bankers, we requested that the holders of our series B preferred shares agree to amend the terms of the series B preferred shares. At that time, the terms of the series B preferred shares provided that the series B preferred shares would mandatorily convert to common shares in a public offering that resulted in at least $35 million of gross proceeds to us at a price per share of at least $12.33. We requested that the series B holders agree to reduce this $12.33 per share trigger price to $8.00 per share and to amend the conversion feature of the series B preferred shares. The holders of series B preferred shares agreed to the amendment and our bye-laws were subsequently amended to reflect this reduction.

In May 2005, we granted options to purchase an aggregate of 3,135,760 common shares to members of management and approximately 140 other employees. In light of the amendment to the terms of the series B preferred shares discussed above, the board determined that it was appropriate to grant these options at an exercise price equal to $12.33 per share, even though that price was significantly higher than any of the fair value assessments made by the board, management or the investment banks with whom we had had discussions, including those banks that were not selected as the underwriters for this offering.

The determination of the fair value of our common shares involves significant judgments, assumptions, estimates and complexities, but has primarily been based upon third party transactions in our shares. Actual share option prices have generally equaled or exceeded these third party transactions and have generally exceeded valuation assessments made utilizing other methods, in particular the assessment of the market value of comparable companies. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common shares. For this reason, we have determined that all of share options have been granted at price per share equal to or in excess of the fair value of our common shares at the time of grant.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued FAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” This statement amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of Statement No. 151 should be applied prospectively. The adoption of FAS No. 151 is not expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. SFAS 123(R) requires us to adopt the new accounting provisions beginning in the first quarter of fiscal 2006. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of sales:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
As a percentage of revenue:
Revenue	100%	100%	100%	100%	100%

Cost of revenue	46%	42%	41%	41%	40%

Technology and development expense	13%	14%	14%	14%	12%
Marketing and selling expense	32%	34%	33%	33%	37%
General and administrative expense	8%	7%	7%	7%	6%
Loss on contract termination	0%	0%	0%	0%	33%

Income (loss) from operations	1%	3%	5%	5%	(28)%
Other income (expense), net	0%	0%	0%	0%	0%

Income (loss) from operations before income taxes	1%	3%	5%	5%	(28)%
Income tax provision	0%	2%	0%	0%	0%

Net income (loss)	1%	1%	5%	5%	(28)%

Nine Months Ended March 31, 2004 and 2005

In thousands

	Nine Months Ended March 31,		% Change
	2004	2005
Revenue	$42,238	$64,059	52%

Cost of revenue	$17,491	$25,305	45%
% of revenue	41%	40%

The $21.8 million, or 52%, increase in revenue from the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004 resulted primarily from increases in website sales of our products. The overall growth during this timeframe was driven by increases in website sessions and the average order value of shipments offset by a decrease in conversion rates. During this period, our website sessions grew by 40%, average order value grew by 11% to $29 and conversion rates decreased from 4.9% to 4.7%. As our total customer base has grown, we also have seen significant growth of purchases from existing customers. Revenues from repeat customers increased from 50% of revenues for the nine months ended March 31, 2004 to 57% of revenues for the nine months ended March 31, 2005. Revenue from our non-United States websites accounted for 22% of total revenues during the nine months ended March 31, 2004 compared to 28% for the same period in 2005.

Cost of revenue for the nine months ended March 31, 2005 increased by 45% over the same period during 2004. This increase was driven by the increased volume in shipments of printed products during this period. The decrease in the cost of revenue as a percentage of total revenue is the result of improved labor and overhead cost efficiencies at our Dutch printing facility. Our Dutch printing facility began producing and shipping products for the European and Asian markets in February 2004. Since that time, the revenue volume produced at the facility has increased, which has increased labor and facility overhead cost absorption, resulting in lower cost of revenue as a percentage of revenue. During the nine month periods ended March 31, 2004 and March 31, 2005, all of our North American shipments were printed by Mod-Pac. Under the arrangements in place with Mod-Pac during this period, cost of revenue for products produced by Mod-Pac and shipped to North American customers exceeded the cost of revenue for products produced at our Dutch facility and shipped to non-North American customers.

In thousands

	Nine Months Ended March 31,		% Change
	2004	2005
Technology and development expense	$6,061	$7,956	31%
% of revenue	14%	12%

Marketing and selling expense	$14,052	$23,513	67%
% of revenue	33%	37%

General and administrative expense	$2,940	$4,126	40%
% of revenue	7%	6%

Loss on contract termination	$—	$21,000
% of revenue	0%	33%

The increase in our technology and development expenses for the nine months ended March 31, 2005 of $1.9 million over the same period in the prior year was primarily due to increased website infrastructure and hosting costs of approximately $0.2 million, as well as a decrease of approximately $1.5 million in the amount of internal-use software development costs capitalized.

The increase in our marketing and selling expenses of $9.5 million for the nine months ended March 31, 2005 as compared to the same period in the prior year was driven by increased advertising costs of $4.2 million related to new customer acquisition and promotions targeted at our existing customer base, which drove increased website sales as discussed above. We also made significant investments in our marketing organization and our design sales and services support center, which resulted in an increase in payroll related costs of $3.4 million in the nine months ended March 31, 2005, as compared to the nine months ended March 31, 2004. At March 31, 2005, we employed 255 employees in these organizations compared to 122 employees at March 31, 2004. The remaining increase in marketing and selling expenses is primarily infrastructure costs associated with the expansion of the design sales and customer support center.

The increase in our general and administrative expenses of $1.2 million for the nine months ended March 31, 2005 as compared to the same period in the prior year was primarily due to increases in payroll related costs resulting from the growth of our finance and human resource organizations and third party professional fees.

On July 2, 2004, we signed a termination agreement with Mod-Pac Corporation, our North American print supply vendor that effectively terminated all existing supply agreements as of August 30, 2004. Under the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac. As a result of the termination agreement and the payment made to Mod-Pac, we recorded a loss from the termination of the existing supply agreements of $21.0 million. We deferred $1.0 million of the total termination fee of $22.0 million representing the effective reduction of the mark-up on costs of purchased products reflected in the new supply agreement estimated to be purchased over the contract period. This deferred amount was recorded as a deferred cost within prepaid and other current assets on our consolidated balance sheet and is being amortized over the twelve month term of the new supply agreement.

Other income (expenses), net

Other income (expenses), net changed by $283,000 to $228,000 of net expense for the nine months ended March 31, 2005 as compared to income of $55,000 for the nine months ended March 31, 2004. The increase in expense was primarily due to losses on foreign currency transactions and increased interest expense related to our bank loan obligations that were used to partially finance our Dutch and Canadian production facilities.

Income tax provision (benefit)

In thousands

	Nine Months Ended March 31,
	2004	2005
Income taxes:

Income tax provision (benefit)	$(179)	$3
Effective tax rate	(10)%	0%

For the nine months ended March 31, 2005, our tax expense primarily consisted of tax provisions for our subsidiaries in the United States and the Netherlands offset by a reduction of $496,000 of the deferred tax asset valuation allowance related primarily to net operating losses in the United States. The taxable income for both the United States and the Netherlands entities is a function of their level of costs incurred and charged to VistaPrint Limited under service agreements. Based upon our regular review of the recoverability of our deferred tax assets, our historical taxable income, and projected future taxable income, we concluded that it was more likely than not that we would realize a portion of the United States deferred tax benefit and therefore we reversed a portion of the valuation allowance that had been previously established. The effective tax rate of 0% in the nine months ended March 31, 2005 is a result of a consolidated pre-tax loss of $18.1 million realized primarily due to the $21.0 million loss on the contract termination recorded by VistaPrint Limited which, as a Bermuda corporation, has no tax imposed on its profits or income. Due to the lack of taxes imposed on profits or income in Bermuda, no tax benefit was generated. We expect that the effective tax rate will increase in the near future as we plan to increase our investments in jurisdictions with higher statutory tax rates, such as the United States, Canada and the Netherlands. In the nine months ended March 31, 2004, we reduced our deferred tax asset valuation allowance of $527,000 related to net operating losses in the United States which created a net income tax benefit for the period.

Net income (loss)

Our net loss for the nine months ended March 31, 2005 was $18.1 million. Included in this loss is the $21.0 million charge relating to the termination of our existing supply agreements with Mod-Pac. Net income for the nine months ended March 31, 2004 was $1.9 million and accounted for 4.6% of total revenue.

Years Ended June 30, 2002, 2003 and 2004

In thousands

	Year Ended June 30,			2002-2003 % Change	2003-2004 % Change
	2002	2003	2004
Revenue	$16,851	$35,431	$58,784	110%	66%

Cost of revenue	$7,804	$15,024	$23,837	93%	59%
% of revenue	46%	42%	41%

The $18.6 million, or 110%, increase in revenue from fiscal 2002 to fiscal 2003 resulted primarily from increases in website sales of our printed products. The overall growth during this period was driven by increases in website sessions and the average order value of shipments. During this period our website sessions grew by 58% and our average order value grew by 45% to approximately $20. Conversion rates decreased from 6.1% in fiscal 2002 to 5.7% in fiscal 2003 as we expanded into new, non-United States markets and opened new marketing channels. Revenues from repeat customers increased from 29% in fiscal 2002 to 42% in fiscal 2003. Revenue from our non-United States websites grew significantly during fiscal 2003, accounting for 14% of total revenue as compared to 5% during fiscal 2002.

The $23.4 million, or 66%, increase in revenue from fiscal 2003 to fiscal 2004 was also primarily attributable to increases in website sales of our printed products. The overall growth during this period was driven by increases in website sessions and the average order value of shipments. From fiscal 2003 to fiscal 2004, our website sessions grew by 53% and our average order value grew by 30% to approximately $26. During fiscal 2004, we experienced a decline in the conversion rates resulting in orders decreasing to approximately 4.7% from 5.7% in fiscal 2003, primarily due to expansion of new non-United States websites that had lower conversion rates. Revenues from repeat customers increased from 42% in fiscal 2003 to 51% in fiscal 2004. Revenue from our non-United States websites grew significantly during fiscal 2004, accounting for 23% of total revenue as compared to 14% of total revenue during fiscal 2003.

While revenues grew 110% in fiscal 2003, cost of revenues for the same period increased by 93% over fiscal 2002. This increase was the result of increased volume in shipments of printed products during this period. The decrease in the cost of revenue as a percentage of revenue was principally due to improved labor and overhead cost efficiencies due to increased order volumes at Mod-Pac. During both fiscal 2002 and 2003, all of our printing production was fulfilled by Mod-Pac under an exclusive supply agreement.

While revenues grew 66% in fiscal 2004, cost of revenues for the same period increased by 59% over fiscal 2003. This increase was driven by the increased volume in shipments of printed products during this period. The decrease in the cost of revenue as a percentage of revenue is the result of increased revenue that resulted in improved labor and overhead cost efficiencies at Mod-Pac. These savings were partially offset by increased costs incurred in connection with the opening of our Dutch printing facility in January 2004. This had an adverse impact on the cost of revenue as a percentage of revenue due to increased overhead and labor costs during the transition of orders outside of North America to the new facility.

In thousands

	Year Ended June 30,			2002-2003 % Change	2003-2004 % Change
	2002	2003	2004
Technology and development expense	$2,209	$4,897	$8,515	122%	74%
% of revenue	13%	14%	14%

Marketing and selling expense	$5,355	$11,901	$19,138	122%	61%
% of revenue	32%	34%	33%

General and administrative expense	$1,392	$2,485	$3,968	79%	60%
% of revenue	8%	7%	7%

The increase in our technology and development expenses for fiscal 2003 of $2.7 million as compared to fiscal 2002 was primarily due to increased payroll and benefit costs of $2.3 million associated with employee hiring in our technology development and infrastructure support organizations. During fiscal 2003, we added 37 employees in these organizations primarily focused on software development of our website and the back-end support systems. In addition, during this period we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting services expenses of $0.4 million.

The increase in our technology and development expenses for fiscal 2004 of $3.6 million as compared to fiscal 2003 was primarily due to increased payroll and benefit costs of $3.0 million associated with employee hiring in our technology development and infrastructure support organizations that occurred in the final quarter of fiscal 2003. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure which resulted in increased depreciation and hosting service expense of $0.4 million. The remaining increase in expense for fiscal 2004 was primarily the result of increased amortization of capitalized internal-use software development costs.

The increase in our marketing and selling expenses of $6.5 million for fiscal 2003 as compared to fiscal 2002 was driven by an increase of $4.8 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base that drove increased website sales. Payment processing fees paid to third-parties increased by $0.3 million during this period due to increased order volumes. The remaining increase in marketing and selling was primarily due to increased payroll and benefits related costs as we expanded our marketing organization through investments in infrastructure worldwide and hiring new personnel. During this period we more than doubled the number of employees in this function from 8 to 23.

The increase in our marketing and selling expenses of $7.2 million for fiscal 2004 as compared to fiscal 2003 was driven by an increase of $3.8 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base. During fiscal 2004, we also made significant investments in our marketing organization and our customer design, sales and service center which resulted in increased payroll and benefits related costs of $2.0 million. During this period, we expanded our customer design, sales and services center in Jamaica by 114 employees, ending fiscal 2004 with 127 employees at this center. Payment processing fees paid to third-parties increased by $0.5 million during this period due to increased order volumes.

The increase in our general and administrative expenses of $1.1 million for fiscal 2003 as compared to fiscal 2002 was primarily due to increases in payroll related costs resulting from the growth of our finance and human resource organizations as well as increased professional service fees related to the establishment of our subsidiaries in the Netherlands and Jamaica.

The increase in our general and administrative expenses of $1.5 million for fiscal 2004 as compared to fiscal 2003 was primarily due to increases in payroll related costs resulting from the growth of our finance and human resource organizations as well as increased professional legal fees related to the filing of patent applications in the United States and Europe.

Other income (expenses), net

Other income (expenses), net changed by $77,000 to $96,000 of income for fiscal 2003 as compared to income of $19,000 for fiscal 2002. The increase in income was primarily due to decreased interest expense in fiscal 2003.

Other income (expenses), net changed by $132,000 to $36,000 of expense for fiscal 2004 as compared to income of $96,000 for fiscal 2003. The increase in expense was primarily due to losses on foreign currency transactions. Interest expense also increased during this time due to the establishment of a bank loan used to partially finance the construction of our Dutch printing facility, though this increase was offset by interest income on cash balances.

Income tax provision (benefit)

In thousands

	Year Ended June 30,
	2002	2003	2004
Income taxes:

Income tax provision (benefit)	$—	$747	$(150)
Effective tax rate	0%	61%	(5)%

For fiscal 2003, our tax expense primarily consisted of a tax provision for our United States subsidiary. This subsidiary’s taxable income is a function of its level of costs incurred and charged to VistaPrint Limited under various service agreements. The overall effective tax rate of 61% is a result of increased costs incurred in the United States which effectively increased the taxable income and tax expense due in the United States. This tax liability is incurred regardless of whether the consolidated group is profitable, as the United States taxable income of the United States subsidiary is a function of costs rather than profits generated from sales to customers. During fiscal 2003, VistaPrint Limited, which has a statutory tax rate of zero, generated operating losses that did not result in any tax benefit.

The decrease in tax expense in fiscal 2004 was primarily due to the recognition of a deferred tax asset of $527,000 related to net operating losses in the United States that created a net income tax benefit for fiscal 2004. Based upon our regular review of the recoverability of our deferred tax assets, our historical taxable income, and projected future taxable income, we concluded that it was more likely than not that we would realize a portion of the United States deferred tax benefit and we therefore reversed a portion of the valuation allowance that had been previously established.

Net income

Net income for fiscal 2002 was $0.1 million and accounted for 0.7% of revenue as compared to net income for fiscal 2003 of $0.5 million, which accounted for 1.3% of revenue. Net income for fiscal 2004 was $3.4 million, or 5.9% of revenue.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly consolidated statement of operations data and our unaudited statement of operations data as a percentage of revenue for each of the eleven quarters in the period ended March 31, 2005. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended,
	Sept 30, 2002	Dec 31, 2002	March 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	March 31, 2005
	(In thousands, except per share data)
Consolidated Statement of Operations Data:

Revenue	$7,046	$7,792	$9,635	$10,958	$12,433	$13,644	$16,161	$16,546	$17,861	$21,124	$25,074

Cost of revenue	2,755	3,185	4,035	5,049	5,076	5,707	6,708	6,346	6,820	8,407	10,078

Technology and development expense	903	1,121	1,220	1,653	1,840	1,938	2,282	2,455	2,504	2,618	2,834
Marketing and selling expense	2,117	2,491	3,445	3,848	4,578	4,473	5,001	5,086	6,551	8,319	8,643
General and administrative expense	548	433	632	872	916	944	1,080	1,028	1,219	1,403	1,504
Loss on contract termination	—	—	—	—	—	—	—	—	21,000	—	—

Income (loss) from operations	723	562	303	(464)	23	582	1,090	1,631	(20,233)	377	2,015
Other income (expenses), net	1	29	23	43	41	29	(15)	(91)	(47)	(121)	(60)

Income (loss) from operations before income taxes	724	591	326	(421)	64	611	1,075	1,540	(20,280)	256	1,955

Income tax provision (benefit)	204	148	88	307	(181)	143	(140)	28	131	152	(280)

Net income (loss)	$520	$443	$238	$(728)	$245	$468	$1,215	$1,512	$(20,411)	$104	$2,235

Net income (loss) attributable to common shareholders
Basic	$224	$190	$85	$(803)	$(433)	$(167)	$224	$341	$(21,511)	$(996)	$378
Diluted	$225	$191	$88	$(803)	$(433)	$(167)	$242	$368	$(21,511)	$(996)	$423

Net income (loss) attributable to common shareholders per share
Basic	$0.02	$0.02	$0.01	$(0.07)	$(0.04)	$(0.02)	$0.02	$0.03	$(1.90)	$(0.09)	$0.03
Diluted	$0.02	$0.02	$0.01	$(0.07)	$(0.04)	$(0.02)	$0.02	$0.03	$(1.90)	$(0.09)	$0.03

	For the Three Months Ended,
	Sept 30, 2002	Dec 31, 2002	March 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	March 31, 2005
Consolidated Statement of Operations Data:

As a percentage of revenue:

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue	39%	41%	42%	46%	41%	42%	42%	38%	38%	40%	40%

Technology and development expense	13%	14%	13%	15%	15%	14%	14%	15%	14%	12%	11%
Marketing and selling expense	30%	32%	36%	35%	37%	33%	31%	31%	37%	39%	34%
General and administrative expense	8%	6%	7%	8%	7%	7%	7%	6%	7%	7%	6%
Loss on contract termination	0%	0%	0%	0%	0%	0%	0%	0%	118%	0%	0%

Income (loss) from operations	10%	7%	2%	(4)%	0%	4%	6%	10%	(114)%	2%	9%
Other income (expenses), net	0%	0%	0%	0%	0%	0%	0%	(1)%	0%	(1)%	0%

Income (loss) from operations before income taxes	10%	7%	2%	(4)%	0%	4%	6%	9%	(114)%	1%	9%

Income tax provision (benefit)	3%	2%	1%	3%	(1)%	1%	(1)%	0%	1%	1%	(1)%

Net income (loss)	7%	5%	1%	(7)%	1%	3%	7%	9%	(115)%	0%	10%

Our quarterly results of operations have varied significantly in the past and we expect our quarterly operating results to vary in the future depending on our revenue growth rates and the timing of continued investments in our marketing efforts, technology development and operating infrastructure. Our results for the quarter ended September 30, 2004 were significantly affected by the costs related to the termination agreement with Mod-Pac, that included a one-time $22.0 million termination fee that we paid Mod-Pac. As a result of the termination agreement, we recorded a loss from the termination of the existing supply agreements of $21.0 million during the quarter ended September 30, 2004. We deferred $1.0 million of the total termination fee of $22.0 million representing the effective reduction of the mark-up on costs of purchased products estimated to be purchased over the contract period of the new supply agreement. This deferred amount was recorded as a deferred cost within prepaid and other current assets on our consolidated balance sheet and is being amortized over the twelve month term of the new supply agreement.

During fiscal 2005 and continuing into fiscal 2006, we expect to continue to invest in our new North American printing facility in Windsor, Ontario, Canada. During this time we will be transitioning North American product orders from Mod-Pac to our new Canadian printing facility. Throughout this transition period, we will incur duplicate costs for labor and overhead, resulting in increased cost of revenue as a percentage of revenue. Once we have completed the transition, we anticipate that the cost of revenue as a percentage of revenue will decrease in future quarters. We intend to produce a majority of our North American orders at our Canadian facility by December 2005.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands)
Capital expenditures	$(820)	$(1,571)	$(13,374)	$(12,288)	$(14,098)
Development of software and website	(1,178)	(2,570)	(3,523)	(2,981)	(1,450)
Depreciation and amortization	1,422	2,103	4,209	2,822	4,325

Cash flows from operating activities	2,269	3,993	9,169	6,482	(11,438)
Cash flows from investing activities	(2,197)	(4,478)	(18,081)	(15,269)	(15,548)
Cash flows from financing activities	16	406	25,803	25,251	30,708

We have financed our operations through internally generated cash flows from operations, private sales of common and preferred shares and the use of bank loans. At March 31, 2005, we had working capital of $13.3 million, including cash and cash equivalents of $24.0 million, compared to working capital of $12.6 million, including cash and cash equivalents of $20.1 million, at June 30, 2004 and a working capital deficiency of $2.4 million, including cash and cash equivalents of $3.1 million, at June 30, 2003. The increase in working capital at the end of fiscal 2004 is primarily attributable to the issuance of series B preferred shares for net proceeds of $28.2 million in August 2003. From these net proceeds, $9.0 million was used to repurchase approximately 1.0 million series A preferred shares and 1.2 million common shares from various existing shareholders.

Operating Activities. Cash provided by operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, the provision for doubtful accounts, deferred taxes, and the effect of changes in working capital and other activities. Cash used in operating activities in the nine months ended March 31, 2005 was $11.4 million and consisted of a net loss of $18.1 million, positive adjustments for non-cash items of $3.9 million and $2.7 million provided by working capital and other activities. The net loss is attributed to a $22.0 million termination fee paid in August 2004 in consideration of the termination of all then existing supply agreements with Mod-Pac, of which a $21.0 million was recorded as a loss on contract termination. Working capital and other activities primarily consisted of an increase of $4.3 million in accrued expenses and other liabilities. This was partially offset by an increase of $1.4 million in prepaid expenses and other assets.

Cash provided by operating activities in the nine months ended March 31, 2004 was $6.5 million and consisted of net income of $1.9 million, positive adjustments for non-cash items of $2.1 million and $2.4 million provided by a decrease in working capital and other activities. The decrease in working capital and other activities primarily consisted of an increase of $3.8 million in accrued expenses and other liabilities. This was partially offset by a decrease of $0.6 million in accounts payable, an increase of $0.4 million in accounts receivable and an increase of $0.3 million in prepaid expenses and other assets.

Cash provided by operating activities in fiscal 2004 was $9.2 million and consisted of net income of $3.4 million, positive adjustments for non-cash items of $3.5 million and $2.2 million used as a result of an increase in working capital and other activities. The increase in working capital and other activities primarily consisted of an increase of $3.3 million in accrued expenses and other current liabilities partially offset by a $0.2 million increase in accounts receivables, a $0.3 million increase in prepaid expenses and other assets and a $0.5 million decrease in accounts payable.

Cash provided by operating activities in fiscal 2003 was $4.0 million and consisted of net income of $0.5 million, positive adjustments for non-cash items of $2.4 million and $1.1 million provided by a decrease in working capital and other activities. The decrease in working capital and other activities primarily consisted of an increase of $1.8 million in accrued expenses and other current liabilities and a $0.6 million increase in accounts payable, partially offset by a $1.0 million increase in prepaid expenses and other assets, and a $0.4 million increase in accounts receivables.

Cash provided by operating activities in fiscal 2002 was $2.3 million and consisted of net income of $0.1 million, positive adjustments for non-cash items of $1.4 million and $0.7 million used by working capital and other activities. Working capital and other activities primarily consisted of an increase of $0.5 million in accounts payable and a $0.4 million increase in accrued expenses and other current liabilities, partially offset by a $0.1 million increase in accounts receivables.

Investing Activities.    Cash used in investing activities in the nine months ended March 31, 2005 of $15.5 million was attributable to capital expenditures of $14.1 million, and capitalized software and website development costs of $1.5 million. Capital expenditures of $8.9 million were related to the construction of production facilities and purchase of print production equipment for our new printing facility located in Windsor, Ontario, Canada and $3.1 million related to fixed assets and production equipment in the Dutch printing facility located in Venlo, the Netherlands.

Cash used in investing activities in the nine months ended March 31, 2004 of $15.3 million was attributable to capital expenditures of $12.3 million, and capitalized software and website development costs of $3.0 million. Capital expenditures of $11.7 million were related to the construction of production facilities and purchase of print production equipment for our Dutch printing facility.

Cash used in investing activities in fiscal 2004 of $18.1 million was primarily attributable to capital expenditures of $11.8 million relating to the Dutch printing facility, capitalized software and website development costs of $3.5 million and purchased patents of $1.2 million.

Cash used in investing activities in fiscal 2003 of $4.5 million was primarily attributable to capitalized software and website development costs of $2.6 million and capital expenditures of $1.6 million.

Cash used in investing activities in fiscal 2002 of $2.2 million was primarily attributable to capitalized software and website development costs of $1.2 million and capital expenditures of $0.8 million.

Financing Activities.    Cash provided by financing activities in the nine months ended March 31, 2005 of $30.7 million was primarily attributable to proceeds from an issuance of our series B preferred shares of $22.7 million and borrowings from building construction and equipment loan facilities of $8.1 million associated with the construction of our Canadian printing facility and the purchase of production equipment for our Dutch printing facility.

Cash provided by financing activities in the nine months ended March 31, 2004 of $25.3 million was primarily attributable to proceeds from an issuance of series B preferred shares of $19.1 million, net of repurchases of series A preferred shares and common shares, and borrowings from building construction loan obligations of $6.0 million.

Cash provided by financing activities in fiscal 2004 of $25.8 million was primarily attributable to proceeds from an issuance of series B preferred shares for $19.1 million, net of repurchases of series A preferred shares and common shares, borrowings from building construction loan facilities of $6.0 million and the issuance of common shares pursuant to share option exercises of $0.7 million.

Cash provided by financing activities in fiscal 2003 of $0.4 million was due to proceeds from the issuance of common shares pursuant to share option exercises of $0.5 million.

We believe that our available cash and cash flows generated from operations, together with the proceeds from this offering, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

Contractual obligations at March 31, 2005 are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Long-term Debt Obligations	$14,410	$883	$3,909	$2,606	$7,012
Operating Lease Obligations	2,585	1,356	1,229	—	—

Total	$16,995	$2,239	$5,138	$2,606	$7,012

Long-Term Debt.    In November 2003, VistaPrint B.V., our Dutch subsidiary, entered into a 5.0 million euro revolving credit agreement with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of our printing facility located in Venlo, the Netherlands. The loan is secured by a mortgage on the land and building and is payable in quarterly installments of 62,500 euros ($75,500 at June 30, 2004), beginning October 1, 2004 and continuing through 2024. Interest on the loan accrues at a rate equal to a EURIBOR rate plus 1.15%. The credit agreement includes covenants that, among other things, require VistaPrint Limited to cause VistaPrint B.V. to maintain a tangible net worth at a minimum of 30% of VistaPrint B.V.’s adjusted balance sheet. We were in compliance with all loan covenants at March 31, 2005.

In November 2004, VistaPrint B.V. amended the existing credit agreement with ABN AMRO to include an additional 1.2 million euro loan. The borrowings were used to finance a new printing press for the Venlo printing facility. The loan is secured by the printing press and is payable in quarterly installments of 50,000 euros ($65,000 at March 31, 2005), beginning April 1, 2005 and continuing through 2011. Interest on the loan accrues at a EURIBOR rate plus 1.40%. The credit agreement requires VistaPrint Limited to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 30% of VistaPrint B.V.’s adjusted balance sheet. We were in compliance with all loan covenants at March 31, 2005.

In November 2004, VistaPrint North American Services Corp., our Canadian production subsidiary, established an $11.0 million credit facility with Comerica Bank—Canada. The borrowings are to be used to finance new printing equipment purchases and the construction of a printing facility located in Windsor, Ontario, Canada. The loan is secured by guarantees from VistaPrint Limited and two of its subsidiaries and is payable in monthly installments beginning November 1, 2005 and continuing through 2009, plus interest. Interest on the equipment term loan is based, at our election at the beginning of the applicable period, on either a LIBOR rate plus 2.75% or Comerica’s prime rate. Interest on the construction loan is based, at our election at the beginning of the applicable period, on either a LIBOR rate plus 1.75% or Comerica’s prime rate less 1.00%. The credit agreement includes covenants that, among other things, require that consolidated, non-financed capital expenditures not exceed $9.3 million for fiscal 2005 or $8.0 million for fiscal 2006. Additionally, beginning in September 2005, the credit agreement requires that VistaPrint Limited maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. We were in compliance with all loan covenants at March 31, 2005.

Operating Leases.    We rent office space under operating leases expiring on April 30, 2006 and April 30, 2007. We recognize rent expense on our operating leases that include free rent periods and scheduled rent payments on a straight-line basis from the commencement of the lease.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.    Our exposure to interest rate risk relates primarily to our cash and cash equivalents, and variable rate borrowings under our existing bank credit facilities. Interest income on our cash and cash equivalents is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of these financial instruments. Our results of operations are affected by changes in market interest rates on outstanding bank borrowings, but we believe that a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated financial position, earnings, or cash flows.

Foreign Currency Risk.    As we conduct business in multiple international currencies through our worldwide operations, we are affected by changes in foreign exchange rates of such currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins and retained earnings. The majority of our sales outside North America are manufactured by our Dutch subsidiary, which has the euro as its functional currency. Our Dutch subsidiary translates its assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. All other international subsidiaries have the United States dollar as the functional currency and transaction gains and losses and remeasurement of foreign currency denominated assets and liabilities are included in other income (expense), net. Foreign currency transaction gains or losses included in other income (expense), net were not material in fiscal 2004, 2003 and 2002 and the nine months ended March 31, 2005. We do not currently enter into derivative financial instruments as hedges against foreign currency fluctuations.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that an increase or decrease in exchange rates of 10% for all currencies could be experienced in the near term. These changes would have had an immaterial impact on our income before taxes for the nine months ended March 31, 2005 and the year ended June 30, 2004. These reasonably possible changes in exchange rates of 10% were applied to total net monetary assets denominated in currencies other than the local currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term.

Our Dutch subsidiary maintains a credit facility with ABN AMRO Bank N.V. pursuant to which it can borrow up to 6.2 million euro. At March 31, 2005 and June 30, 2004, we had short-term borrowings related to current portion of long-term debt denominated in euros. The carrying value of these short-term borrowings approximates fair value due to their short period to maturity. Assuming a hypothetical 10% increase or decrease in the euro to United States dollar period end exchange rate, the impact to the fair value of these short-term borrowings would be immaterial. The potential increase or decrease in fair value was estimated by calculating the fair value of the short-term borrowings at March 31, 2005 and June 30, 2004 and comparing that with the fair value using the hypothetical period end exchange rate.

BUSINESS

Overview

We are a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide with over 5,000,000 customers in more than 120 countries. We offer a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. We believe that our value proposition has allowed us to successfully penetrate the large, fragmented, geographically dispersed and underserved small business and consumer markets.

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment. Customers visiting our websites can use our graphic design software to easily create and order full-color, personalized, professional-looking printed products, without any prior graphic design training or experience. Customers have access to graphic designs, content suggestions, logo design services, design templates, and over 70,000 photographs and illustrations. In addition, our design support staff is available to provide design assistance to customers at no charge. During the nine months ended March 31, 2005, customers used our design technologies to regularly place over 10,000 customized orders per day.

Our proprietary Internet-based order processing systems receive and store thousands of individual print jobs on a daily basis and, using complex algorithms, efficiently aggregate multiple individual print jobs for printing as a single press-run. Our systems intelligently search pending individual print jobs, select jobs having similar printing parameters for combination into a single larger aggregate job and calculate the optimal allocation of print orders that will result in the lowest production cost while ensuring on-time delivery. By combining this order aggregation technology with our computer integrated print manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional short run printing and can provide customized finished products in as little as three days from design to delivery. During the nine months ended March 31, 2005, we processed thousands of individual customer orders each day, at average order values of approximately $30, with a cost of revenue as a percentage of revenue of less than 45%.

Our customer base has increased from fewer than 500 customers in April 2000 to over 5,000,000 customers as of May 15, 2005, and, over the past two years, we have regularly added more than 100,000 new customers per month. Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $58.8 million for the fiscal year ended June 30, 2004. Our total revenues for the three and nine month periods ended March 31, 2005 were $25.1 million and $64.1 million, respectively.

Market and Industry Background

The Small Business and Consumer Markets

We focus on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. We believe this market represents a large and growing opportunity. IDC’s U.S. Small Business 2005-2009 Forecast (March 2005) and U.S. Home Office 2005-2009 Forecast (May 2005) estimate that there are over 20 million small office, home office, commonly known as SOHO, firms in the United States, which IDC defines as small firms with fewer than 10 employees as well as home-based businesses. According to the U.S. Census Bureau, 89% of new businesses established each year in the United States have fewer than

10 employees. In Europe, according to a report by the European Network for SME Research, nearly 90% of European Union businesses had less than 10 employees in 2003. We also provide graphic design and printing products to the consumer market. IDC’s Worldwide Internet Usage and Commerce 2004-2007 Forecast: Internet Commerce Market Model Version 9.1 (March 2004) estimates that worldwide consumer online spending will grow from $307 billion in 2004 to $759 billion in 2007, with U.S. and European consumers contributing approximately 75% of total amount spent online. In addition, The Freedonia Group estimates that commercial printing demand in the United States will grow from $68.5 billion in 2003 to $84.0 billion in 2008.

Graphic Design Services and Printed Products

Small businesses and consumers seeking graphic design services or printed products have traditionally had three principal alternatives:

Self-Service

The self-service option typically employs off-the-shelf desktop publishing, word processing or other types of software to create a design and uses either an ink jet or laser desktop printer or a local copy or print shop to print the finished product. However, design software applications, ink cartridges and special paper stock can be costly, design options are limited and often time consuming to create, and printed end-products are typically of significantly lower quality than those generated using professional commercial printing methods.

Professional Graphic Designers and Commercial Printers

A second alternative is to employ a professional graphic designer to create a design and then arrange for a commercial printer to produce the finished product. Graphic designers and commercial printers can create sophisticated, customized designs and high quality professional printed output. However, the traditional graphic design and printing process is generally time consuming, with the entire process often taking several weeks or more, and can be prohibitively expensive for small businesses and consumers. Graphic designers typically charge hourly or project based fees and commercial printers typically run each job independently, creating a low utilization of fixed assets, high labor costs and high material costs, which are passed onto the customer in the form of expensive set-up fees or high print prices.

Wholesale/Retail Print Distribution Channels

Graphic design within the wholesale/retail print distribution option typically entails the customer choosing from designs, standard layouts and format options from binders of product samples or from mail-order catalogues. Design options are generally limited and permit little or no customization, print quality is typically below that provided by traditional commercial printers and delivery lead times can be substantial. Prices for printed products, while typically less than traditional commercial printers, significantly exceed self-service prices.

Internet-Based Graphic Design and Printing

Online commerce provides significant advantages and opportunities to small business customers and consumers seeking high quality graphic design services and customized print products at affordable prices. These customers do not typically require the high quantity print runs that are required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditional printing methods historically has dissuaded these customers from purchasing high-quality printed products for business or personal use. We believe that the highly fragmented, geographically dispersed small business and consumer markets for graphic design and printing services is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services and the opportunity to efficiently aggregate individual orders into larger print runs.

We believe that the small business and consumer markets have been underserved by expensive traditional printing and graphic design alternatives. We also believe there is a need to combine the Internet’s ability to reach these highly fragmented markets with an integrated graphic design and printing process that can rapidly deliver sophisticated, high-quality printed products while aggregating individual orders to achieve the economies of scale necessary to provide these products at affordable prices.

The VistaPrint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the entire graphic design and print process, from design conceptualization through finished product shipment. Automation and integration allow us to provide high-quality graphic design and customized print products at affordable prices for the small business and consumer markets.

Advanced Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, to enable customers to create graphic designs and place orders on our websites, and to aggregate and simultaneously print multiple orders from all over the world. Our design and document creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high-quality print materials from the comfort of their home or office. Our pre-press and print production technologies efficiently process and aggregate customer orders, prepare orders for high resolution printing and maintain and manage production, addressing and shipment of these orders. We use our marketing technologies to test changes to our websites and new product offers. In addition, at checkout we can automatically generate and display additional products incorporating the customer’s design facilitating the sale of related products.

High-Volume, Standardized and Scalable Processes

Our high-volume, standardized, scalable design and print processes are driven by sophisticated proprietary software. Our document and design creation technologies are architected to use the processing power of the customer’s computer rather than our servers. This Internet-based architecture makes our applications scalable and offers our customers fast system responsiveness when they are editing their document designs.

Our pre-press and print production technologies for aggregating print jobs are designed to readily scale as the number of received print orders per day increases. As more individual print jobs are received, the similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as three days. We believe that our strategy of seeking to automate and systematize our service and product production systems enables us to reach and serve small-scale customers more effectively than our competitors.

Low Cost Operations

With the gains we have made in automating the entire design and production process, we can print and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. This allows us to produce high-quality, low price products at high margins even though our average order values are low by traditional standards. During the nine months ended March 31, 2005, we regularly processed in excess of 10,000 individual customer orders per day, at average order values of approximately $30, with a cost of revenue as a percentage of revenue of less than 45%. In comparison, typical local printers handle only a few orders per day, have order values that are significantly higher, but operate with significantly higher costs of revenue.

World Class Customer Service

We differentiate our product offerings by giving English-speaking customers live, toll-free, no charge telephone customer service to provide a satisfying, service-rich experience founded on interaction with highly trained customer service and design representatives. In addition, we offer e-mail support for customers on all of our localized websites.

Direct Marketing Expertise

We have developed expertise in direct marketing to target new customers across various channels and to drive more sessions on our websites. We attract and retain customers through direct marketing using the Internet, e-mail and traditional direct mail marketing methods, and viral and word of mouth marketing. We maintain a global client database to market our new products and services. In addition, we have developed multiple marketing technologies designed to maximize the number of customers in that global client database actively purchasing from us, to encourage customers to purchase additional products from us and to increase overall average order values.

International Reach

We have built our service to scale worldwide and use multiple localized websites and different languages to generate demand for our products. We have rapidly expanded our offerings to include 16 localized websites that serve customers in more than 120 countries, with five of these websites becoming operational in the last twelve months. Our localization and language map content management system software facilitates our rapid entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures.

Value for Customers

We provide our customers with the following benefits:

High-Quality Automated and Customized Graphic Design

Through our proprietary technology we offer a new approach to graphic design, reducing or eliminating the need for purchased software or a professional graphic designer. We provide a simple, quick, and affordable way for customers with no training or experience in graphic arts to produce high-quality, personalized, professional looking graphic designs. We provide our customers powerful web-based design and editing software that uses algorithms to automatically create matching design combinations from among over 70,000 high-quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers also can easily incorporate their own uploaded photographs, logos or complete designs.

Wide Range of Graphic Design Options

Most customers use our full complement of web browser-based design and editing software to create personalized materials. In addition, customers are able to upload their own designs to our system. Customers who want us to perform some or all of the design work can contact our design service representatives, who will provide custom designs free of charge.

Broad Range of Products

We offer a broad spectrum of products for the business and consumer markets, including:

• business cards	• announcements
• brochures	• calendars
• datasheets	• folded cards
• flyers	• holiday cards
• letterhead	• invitations
• mailing labels	• magnets
• newsletters	• note cards
• presentation folders	• return address labels
• standard and oversized marketing postcards

Automated Creation of Matching Products

Once a customer has created a design for a particular product, our software systems can generate and display one or more matching products of possible interest to the customer using the same design elements without requiring the customer to perform any additional design tasks. For example, after a customer designs a business card, our systems can automatically generate and display matching letterhead and return address labels. A customer can add these additional products to his or her order with a single keystroke.

High-Quality Printing

We use one of the highest quality commercial printing processes in the market. For print jobs in quantities of 250 or more, we use state of the art 40-inch MAN Roland presses that normally are employed only for long run print jobs, such as high end consumer goods packaging, in which quantities of hundreds of thousands or more are produced. For smaller quantities, we typically employ Hewlett-Packard Indigo or similar types of professional digital printing equipment. By employing principals of world class manufacturing, our rigorous quality assurance systems are designed to ensure that we consistently deliver premium, high-quality products.

Fast Design to Delivery Turnaround

We design, print, process and deliver multiple high-quality customized orders in as little as three days.

Lowest Price and Satisfaction Guarantees

We demonstrate our confidence in the quality and pricing of our products by offering an unconditional lowest price guarantee on a majority of our products and an unconditional guarantee of customer satisfaction.

Our Growth Strategy

Our goal is to grow profitably and become the leading online provider of graphic design services and printed products to small businesses and consumers worldwide. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to create new market demand in these previously underserved markets by making available customized and high-quality graphic design services and printed products at affordable prices. In order to accomplish this objective, we intend to implement a number of initiatives, including:

Expand Customer Base

We intend to expand our extensive customer base by continuing to promote VistaPrint and the VistaPrint brand as the source for high-quality graphic design, Internet printing and premium service. Over the past two years, we have regularly expanded our customer base at the rate of over 100,000 new customers per month. We acquire new customers through direct marketing using the Internet, e-mail, traditional direct mail marketing methods and viral and word of mouth marketing. We offer a satisfying, rewarding, service-rich experience founded on customer interaction with our customer service and design representatives. We believe that this distinguishes the VistaPrint customer experience from the typical on-line, e-commerce customer experience. We intend to constantly seek ways to facilitate and improve the customer care and design process in an effort to convert a greater percentage of visitors to our websites into customers and to generate additional repeat customers.

Address Additional Markets

We intend to target the following additional business opportunities:

•	International—For the quarter ending March 31, 2005, revenues generated from non-United States websites accounted for approximately 28% of our total revenues. We believe that we have significant opportunity to expand our revenues both in the countries we currently service and in additional countries worldwide. In the markets we currently serve, we intend to intensify marketing efforts and expand customer service and support options. In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content specific to local markets.

•	Consumer—We intend to further penetrate the consumer market. We believe that our customer support, sales and design services are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market and we believe that the economies of scale provided by our large print order volumes and integrated design and production facilities will enable us to expand our consumer business profitably.

•	Strategic Alliances—We intend to develop strategic relationships to expand our marketing and sales channels. We have established co-branded or private branded websites with Advanta Bank Corp., Monster.com and Checks Unlimited. We seek to use these relationships to market our products and services to customers of these other parties, attract additional customers to our websites, and further promote the VistaPrint brand.

Increase Sales to Existing Customers

We seek to increase both our average order size and the lifetime value we receive from a customer by expanding our product and service offerings, increasing up-selling and cross-selling efforts and continuing to improve and streamline our design and ordering processes. We currently generate a majority of our revenues from returning customers, and typically realize higher average order values from these customers compared to first time customers. We intend to continue to focus our efforts on improving and integrating the entire customer experience, from the customer’s first visit to our website through the customer’s receipt of the finished printed product. We believe that this direct sales and customer relationship model eliminates inefficiencies and intermediaries that can detract from the overall customer experience and drive up costs, and enables us to more effectively attract and retain customers.

Expand Product and Service Offerings

We launched the VistaPrint.com website in 2000 selling only a limited selection of business cards. Since that time, we have extended our product offerings to cover a wide array of additional business and consumer products, including brochures, datasheets, standard and oversized marketing postcards, invitations, announcements, holiday cards, folded cards, return address labels, calendars, magnets, letterhead and mailing labels. In addition, in 2004, we began offering live, telephone based customer support and free graphic design services to assist customers in designing their products. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract new customers seeking different products and services.

Extend Technology Leadership

We believe that technological innovation and the investment we have made in our technology development efforts have been among the principal drivers of our success to date. We hold three United States patents, two European patents and one French patent, have more than 30 patent applications pending in the United States and other countries and have developed a proprietary software suite. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing our proprietary software suite to maintain that advantage. We have designed our technologies to accommodate planned growth in the number of customer visits, orders, and service and product offerings, with little additional effort other than adding servers and other hardware. We intend to continue to invest in enhancing and refining our existing technologies, creating new technologies, and protecting our proprietary rights. We believe that this investment in technology development will drive further expansion of our service and product offerings, greater efficiencies in the customer’s experience in designing and ordering printed products and improved efficiencies in our production of products and delivery of services.

Enhance Product Quality

By continuously striving to enhance the quality of our products and to manufacture products faster and more efficiently, we believe that we can both increase customer satisfaction and retention and improve our cost efficiencies. We have specifically designed our print manufacturing operations for efficiency and integration with our automated systems. We have implemented rigorous quality controls for our products, but we intend to continue improving the efficiency and quality of our print manufacturing operations through employee training, technological developments and process improvements.

Our Technology

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment, through a number of proprietary technologies, including:

Design and Document Creation Technologies

IntelliContent Document Platform is our document model architecture and technology that employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized product design options automatically in real time.

AutoDesign is our software that automatically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer’s computer from our server and runs in the customer’s browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and over 70,000 high-quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

VistaDesigner is our Internet-based, remote, real-time, co-creativity and project management application and database that enables customers and VistaPrint design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Pre-Press and Print Production Technologies

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. DrawDocs ensures that the high-resolution press-ready version of the customer’s design will produce a printed product that is exactly like the graphic design that was displayed in the customer’s Internet browser.

VistaBridge is our technology that allows us to efficiently store, process and aggregate thousands of Internet print orders every day. The VistaBridge system automates the workflow into our high-volume offset or digital presses by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single print job. The VistaBridge technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. We regularly receive in excess of 10,000 orders per day, and we typically have 10,000 to 20,000 individual stored jobs awaiting printing. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type of paper, size of paper, color versus black and white, single or double-sided print, delivery date, shipping location, type of printing system being used and type of product. The VistaBridge software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. Viper monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

Split Run Testing Technology is our software that dynamically assigns our website visitors to test and control groups which can be shown slightly different versions of our website. This technology permits us to evaluate any changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use powerful analytics software to correlate the changes on the site with the visitor’s browsing and purchasing behavior and to compare our margins for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, significantly reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and implement the most promising and profitable ideas.

VistaMatch is our software that automatically generates and displays one or more additional customized product designs based upon a customer’s existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, if a customer has designed a business card, VistaMatch can automatically generate corresponding letterhead, return address labels, and refrigerator magnets that the customer can add to its order with a single key stroke.

Automated Cross-Sell and Up-Sell is our technology which permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use our technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer’s purchase history, the contents of the customer’s shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Customer Recognition/Segmentation is our technology that allows us to identify an inbound caller by their phone number and match that information to that customer’s history from our customer databases. We can then tailor the types of calls that are taken by our customer service and design service agents and dynamically change call flow, scripts, up-sell and cross-sell suggestions to maximize contribution margin per call.

Technology Development

We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing and enhancing our proprietary software programs and processes. As of March 31, 2005, more than 40 of our employees were engaged in technology development.

We have designed our infrastructure and all of our technologies to accommodate future growth. We have designed our website technologies to scale to accommodate future growth in the number of customer visits, orders, and product and services offerings, with little additional effort other than adding servers and other hardware. Our document and design creation technologies are architected to utilize the processing power of the customer’s computer rather than our servers. This Internet-based architecture makes our applications extremely scalable and offers our customers fast system responsiveness when they are editing their document designs. Our pre-press and print production technologies for aggregating print jobs in preparation for printing are designed to readily scale as we grow and the number of received print orders per day increases. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the printing equipment and increasing overall system throughput.

Our systems infrastructure, web and database servers are hosted at Cable & Wireless in Bermuda, which provides communication links, 24-hour monitoring and engineering support. Cable & Wireless has its own generators and dual network access points.

Our site systems are operated 24 hours a day, seven days a week and have had historical system uptimes of more than 99.9% other than for scheduled downtime. We believe this solution is highly scalable by adding relatively inexpensive servers and processors. Data is stored on an EMC Corporation dual fiber channel disk array with current capacity to hold 6 terabytes of data expandable to 58 terabytes. We archive our databases daily and store them at a secure facility.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer credit card information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. For experienced or computer-savvy customers, our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers who have started the design process but find that they require some guidance or design help can, with the assistance of our customer sales and support personnel, obtain real time design or ordering assistance. Those customers who would like us to prepare designs can call our toll-free graphic design hotline and quickly receive multiple custom designs prepared by our graphic designers.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer’s own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer’s keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer’s browser program.

We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

•	entering and editing text;

•	cropping images or entirely replacing images with other images;

•	repositioning product elements using conventional drag-and-drop functionality;

•	changing fonts or font characteristics;

•	uploading customer images or logos;

•	changing color schemes; and

•	zooming in and out.

Design, Sales and Service Customer Experience

We are committed to providing a high level of customer service and support. We offer e-mail support for customers on all of our localized websites. We augment our e-mail support and our online tools with knowledgeable, English speaking, trained service, sales and design support staff to give customers confidence in us and in our products and services.

Customers that do not want to design themselves or to design online in real-time cooperation with our sales and design personnel can call our design services hotline toll-free and receive free design services. Our agents are trained to be proficient in the use of our design creation software tools. Due to our proprietary design tools and low-cost, high-volume service operations, our cost, design time and revision turn around are significantly less than typically available from traditional graphic designers.

We conduct a short interview process with customers during which we gather information regarding the customer’s design needs and ideas, the business or social image the customer desires to convey, and other information relevant to the design process. Our designers then create customized and professional designs for the customer to review and approve. If necessary, up to three revision cycles are performed by our designers at no charge to the customer. Customers can select from the various design options and place orders for printed products incorporating the chosen designs.

Our customer support, sales and design center is located in Montego Bay, Jamaica and was staffed by over 175 service and design agents as of April 30, 2005. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, our agents and designers provide a service-rich customer experience. Calls typically are answered in less than 30 seconds and our agents are available to provide assistance via telephone five days a week, from 8 a.m. to midnight Eastern time.

Post-Design Check-Out Process

Customers purchasing printed products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. All of our orders require pre-payment, whether by credit or debit card, check, money order or wire transfer. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated VistaMatch product design capabilities, customers who designed products using our content can be shown images of automatically generated matching products. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, calendar magnets and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer’s order with a single key stroke.

The Print Manufacturing and Delivery Process

As orders are received, we automatically route printing jobs, aggregated by our VistaBridge technology, to the type and location of printing system that is most appropriate and cost efficient for the type of product. Products ordered in quantities of 250 or more, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, four color offset professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, invitations, return address labels, and magnets, are typically produced on digital presses, although we may print as few as 50 of a given product on offset presses. In almost all cases, individual orders from multiple different customers are aggregated to create larger print jobs, allowing multiple orders to be simultaneously produced. Once printed, the individual product orders are separated using computerized robotic cutting systems, assembled, packaged and addressed using proprietary software-driven processes, and shipped to the customer. Requiring as little as 60 seconds of production labor per order, versus an hour or more for traditional printers, this process enables us to print many high-quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world class manufacturing to ensure that we consistently deliver premium, high-quality products.

Our proprietary Viper software, state of the art automation and software from our suppliers combine to integrate and automate all aspects of the printing process, including:

•	the pre-press process, during which digital files are transferred directly from our computer servers to the print plate creation system at the appropriate printing facility, or, in the case of digital printers, directly to the printing press;

•	automatic plate loading systems that eliminate all manual steps other than a quick ‘toaster like’ insertion and removal of plates;

•	automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates;

•	cutting and finishing, during which products are cut to size using computerized, robotic cutters; and

•	software driven assembly, packaging, sorting and shipping of the final orders.

Sales and Marketing

We employ sophisticated direct marketing technologies and management practices to acquire our customers via direct marketing using the Internet, e-mail, and traditional direct marketing mailings. In addition, many of the products that we print for customers contain the VistaPrint logo and reference our website. Because our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word of mouth advertising.

We have developed tools and techniques for measuring the result of each direct marketing provider and of each marketing message or product offer. In addition, our customer split run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product selections, prices and/or marketing messages. This allows us to test or introduce new products on a limited basis, test various price points on products and services or to test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as AOL and MSN, contract for targeted e-mail marketing services from vendors such as AzoogleAds.com and MyPoints, and contract for placement on leading search engines such as Google and Yahoo!. We maintain affiliate programs under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and pay program members for sales generated through those links.

In addition, we have arrangements with Advanta Bank Corp., Monster.com, and Checks Unlimited, under which we create co-branded or private branded versions of our websites. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites.

Intellectual Property

Protecting our intellectual property rights is part of our strategy for continued growth and competitive differentiation. We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold three issued United States patents, two issued European patents, and one issued French patent. In addition, we currently have more than 30 patent applications pending in the United States and other countries and we intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is justified, appropriate, and cost efficient. Our issued patents relate generally to our automated process for receiving and aggregating multiple individual print jobs to create larger print jobs and to the use of downloadable document creation software that executes in a client browser. Our pending patent applications relate to various aspects of our business including systems and methods employed in our VistaStudio technology, our VistaBridge technology, our support, sales and design technology, and our marketing software systems.

Our primary brand is “VistaPrint.” We hold trademark registrations for the VistaPrint trademark in 15 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada and Japan. Additional applications for the VistaPrint mark are pending.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and related names. Most of our localized sites use local country code domain names, such as VistaPrint.it for our Italian site.

Competition

The market for graphic design and print services is large, evolving and highly competitive. We compete on the basis of breadth of product offerings, price, convenience, print quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high-quality design and print at the lowest price point of any competitor in our market. Our current competition includes one or a combination of the following:

•	self-service desktop design and publishing using personal computer software such as Broderbund PrintShop, together with a laser or inkjet printer and specialty paper. We believe that we offer a wider breadth of product offerings, significantly greater convenience, far greater design and customization options, superior service and higher quality printed products than the self-service alternative;

•	traditional printing and graphic design companies. We believe that we offer significantly better prices, faster turnaround and delivery times, substantially greater convenience, and comparable print quality;

•	office supplies and photocopy retailers such as Office Depot, FedEx Kinko’s, OfficeMax and Staples. We believe that we offer a significantly broader product selection, superior design and customization options, superior customer service and higher quality graphic design and printed products than these competitors;

•	wholesale printers such as Taylor Corporation and Business Cards Tomorrow. We believe that we offer better pricing for the small business and consumer buyer, higher quality graphic design and printing, faster service and superior design and customization options; and

•	other online printing and graphic design companies. We are aware of dozens of online print shops that provide some printing products and services similar to ours. Further, we are aware of hundreds of online businesses that offer some limited custom printing services. We believe that we offer a greater breadth of product offerings, superior print quality, better design and customization options and prices that are comparable to or lower than most other online print and graphic design providers.

The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic alliances to provide graphic design and printing services with larger, more established and well-financed companies. Some of our competitors may be able to enter into these alliances on more favorable terms than we could obtain. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved services and products that may compete with the services and products we market. New technologies and the expansion of existing technologies may increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm our business and prospects.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The European Union, however, has extensive personal data privacy, electronic mail solicitation and other directives. Several states of the United States have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. We do not currently provide individual personal information regarding our users to third parties without the user’s permission.

Employees

As of April 30, 2005, we had 369 full-time employees, of which 141 were employed in Lexington, Massachusetts, United States; 22 in Venlo, the Netherlands; 13 in Windsor, Ontario, Canada; and 193 in Montego Bay, Jamaica. None of our employees are represented by a labor union or covered by a collective bargaining agreement, except that we are required to provide 18 of our employees in our Venlo facility with compensation and benefits equal to or greater those provided in a collective bargaining agreement covering employees in the Dutch printing trade. We have not experienced any work stoppages and believe that relations with all of our employees are good.

Facilities

Our registered office is in Hamilton, Bermuda. We have constructed two computer integrated manufacturing print facilities for the production of our products. Our 68,000 square foot facility located in Windsor, Ontario, Canada services the North American market. Our 54,000 square foot facility located in Venlo, the Netherlands services markets outside of North America. Our technology development, marketing, finance and administrative offices are located in Lexington, Massachusetts, United States. We operate a customer design, sales and service center in Montego Bay, Jamaica. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda.

We own the real property associated with our printing facilities in the Netherlands and Canada. The real property and facilities we own are listed below:

Location	Square Feet	Type
Venlo, the Netherlands	54,000	Manufacturing and office
Windsor, Ontario, Canada	68,000	Manufacturing and office

We currently sublease approximately 13,000 of the total square feet at our Venlo, the Netherlands facility under a sublease expiring September 30, 2005.

The properties we lease are listed below:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	55,924	Office	May 31, 2007
Montego Bay, Jamaica	20,000	Office and design, sales and service center	April 30, 2006

We sublease approximately 5,814 of the total square feet we lease at our Lexington, Massachusetts facilities to third parties under two subleases.

We believe that the total space available to us in our facilities and under our current leases and co-location arrangements will meet our needs for the foreseeable future, and that additional space would be available to us on commercially reasonable terms if it were required.

Legal Proceedings

One of our subsidiaries and our predecessor corporation have been named as defendants in a purported class action law suit filed in Los Angeles County (California) Superior Court. The complaint alleges that the shipping and handling fees we charge for free products are excessive and in violation of sections of the California Business and Professions Code. The Los Angeles County Superior Court granted preliminary approval of a proposed settlement on April 29, 2005, subject to a final settlement hearing on June 17, 2005. Under the terms of the agreed to settlement, we have agreed to change the term ‘shipping and handling’ to ‘shipping and processing’ on our websites, to provide all class members who purchase business cards from us in the future the opportunity to receive additional cards at reduced rates, and to pay reasonable attorneys fees to plaintiffs’ counsel.

We are not currently party to any other material legal proceedings.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

Our directors and executive officers, and their ages and positions as of March 31, 2005, are set forth below:

Directors and Executive Officers	Age	Position(s)
Robert S. Keane	42	President, Chief Executive Officer and Chairman of the Board of Directors

Paul C. Flanagan	40	Executive Vice President and Chief Financial Officer, VistaPrint USA, Incorporated

Janet F. Holian	45	Executive Vice President and Chief Marketing Officer, VistaPrint USA, Incorporated

Alexander Schowtka	41	Executive Vice President and Chief Operating Officer, VistaPrint USA, Incorporated

Fergal Mullen†	38	Director

George M. Overholser†	45	Director and Deputy Chairman of the Board of Directors

Louis Page*	38	Director

Richard T. Riley*	49	Director

*	Member of Audit Committee
†	Member of Compensation Committee
‡	Member of Nominating and Corporate Governance Committee

Robert S. Keane is the founder of VistaPrint and has served as our President and Chief Executive Officer and Chairman of our board of directors since he founded the Company in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

Paul C. Flanagan has served as Executive Vice President and Chief Financial Officer of VistaPrint USA, Incorporated, our wholly-owned subsidiary, since he joined the Company in February 2004. From 1999 through July 2003, Mr. Flanagan served in a variety of executive positions at StorageNetworks, Inc., a data storage services and software provider, including Chief Financial Officer and, most recently, Chief Executive Officer. From 1997 through 1999, Mr. Flanagan served as Vice President of Finance for Lasertron, Inc., a manufacturer of fiber optic components for the telecommunications industry. Mr. Flanagan began his career at Ernst & Young LLP, a public accounting firm, in 1986. Mr. Flanagan earned his B.S. in accountancy from Bentley College in 1986 and is a certified public accountant.

Janet F. Holian has served as Executive Vice President and Chief Marketing Officer of VistaPrint USA, Incorporated since she joined us in July 2000. From January 1999 to June 2000, Ms. Holian served as Vice President, Corporate Marketing at Andover.Net, a Linux and Open Source technology portal. Prior to Andover.Net, Ms. Holian held the positions of vice president of marketing at PersonalAudio, Inc. and director of worldwide marketing at MicroTouch Systems Inc. Ms. Holian earned her B.A. in economics and business from Westfield State College in 1981 and completed the Tuck Executive Program at the Amos Tuck School of Business at Dartmouth College in 1995.

Alexander Schowtka has served as Executive Vice President and Chief Information Officer of VistaPrint USA, Incorporated since he joined us in January 2000 and, since March 2004, he has held the position of Chief Operating Officer. From March 1990 to December 1999, Mr. Schowtka was with Accenture Ltd., a management consulting firm, most recently as a partner in Accenture’s financial services practice. Mr. Schowtka earned his M.S. in computer science from Hamburg University in Germany in 1990 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

Fergal Mullen has served as a member of our board of directors since August 2003, as a member of our Audit Committee from August 2003 through                      2005 and a member of our Compensation Committee since                     2005. Mr. Mullen is a Principal of Highland Capital Partners, a venture capital firm, and has been employed by Highland Capital Partners since 2002. From July 2000 to November 2001, Mr. Mullen was a founding partner with RSA Securities, a venture capital fund. Mr. Mullen, from 1995 to 2000, served as Senior Vice President of Cambridge Technology Partners, a consulting firm. Mr. Mullen earned his B.S. in electrical engineering and B.A. in business economics from Brown University in 1989 and his M.B.A. from Harvard Business School in 1995.

George M. Overholser has served as a member of our board of directors since July 2004, as Deputy Chairman of our board of directors since October 2004, and as a member of our Compensation Committee since                      2005. Since founding North Hill Ventures, a venture capital firm, in 1999, Mr. Overholser served as a principal. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending. Mr. Overholser earned his A.B. in physics from Harvard College in 1982 and his M.B.A. from Stanford Graduate School of Business in 1987.

Louis Page has served as a member of our board of directors since September 2000. Mr. Page has served as a member of the Audit Committee since September 2000. From April 2002 through July 2004, Mr. Page also served as a vice president of the company without remuneration. Mr. Page has served as President and General Partner of Window to Wall Street, a venture capital firm, since October 1995. Mr. Page earned his B.S. in Finance from Bryant College in 1989 and is a certified financial analyst (CFA).

Richard T. Riley has served as a member of our board of directors since February 2005 and as a member of our Audit Committee since                      2005. Since February 2005, Mr. Riley has served as President, Chief Operating Officer and as a director of Lojack Corporation, a provider of stolen vehicle recovery technology. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley earned his BBA in Accounting from the University of Notre Dame in 1978 and is a certified public accountant.

Board of Directors

We have a board of directors consisting of five members. In accordance with our amended and restated bye-laws, which will become effective upon completion of this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of two class I directors: George Overholser and Fergal Mullen; two class II directors: Richard Riley and Louis Page; and one class III director: Robert Keane. Notwithstanding the foregoing, the initial terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual general meeting of shareholders held during the calendar years 2006, 2007 and 2008, respectively. Thereafter, at each annual general meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

In addition, our amended and restated bye-laws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of the board of directors or by a majority of the shareholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Each of our directors currently serves on the board of directors pursuant to the voting provisions of the third amended and restated investors’ rights agreement between us and certain of our shareholders. The voting provisions of the investors’ rights agreement will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Board Committees

The board of directors has established three standing committees—Audit, Compensation, and Nominating and Corporate Governance—each of which operates under a charter that has been approved by the board.

The board of directors has determined that, except as described below with respect to Louis Page’s service on the Audit Committee, all of the members of each of the board’s three standing committees are independent as defined under the rules of the Nasdaq Stock Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Mr. Page served as a vice president of VistaPrint Limited from 2002 through July 2004 without remuneration.

Audit Committee

The Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including the receipt and consideration of certain reports from the firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules.

The members of the Audit Committee are currently Louis Page and Richard Riley. The board of directors has determined that Mr. Page is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K.

Compensation Committee

The Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

•	determining the CEO’s compensation;

•	reviewing and approving, or making recommendations to the board with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to the board with respect to director compensation, subject to shareholder approval.

The members of the Compensation Committee are currently Fergal Mullen and George Overholser.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

The members of the Nominating and Corporate Governance Committee are             ,              and             .

From time to time, the board may establish other committees to facilitate the management of our business.

Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the board.

In considering whether to recommend any particular candidate for inclusion in the board’s slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria set forth in our Corporate Governance Guidelines. These criteria include the candidate’s integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all shareholders. The committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, VistaPrint Limited, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, with a copy to General Counsel, VistaPrint USA, Incorporated, 100 Hayden Avenue, Lexington, MA 02421. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Compensation of Directors

Non-employee directors are eligible to participate in our 2005 non-employee director share plan. Pursuant to this plan, each non-employee board member is eligible to receive a share option to purchase a number of common shares with a fair value equal to $            , up to a maximum of                  shares, upon his or her initial appointment or election to the board. Non-employee directors are also eligible to receive a share option to purchase a number of common shares with a fair value equal to $            , up to a maximum of                  shares, at each year’s annual general meeting at which he or she serves as a director. The fair value of each share option is determined by the board of directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of the share options. All options vest 25% one year after the date of grant, and 6.25% per quarter thereafter, so long as the optionholder continues to serve as a director of the Company on such vesting date. Each option terminates upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options will be the fair market value of our common shares on the date of grant.

In July 2004, we granted an option to purchase 40,000 common shares under our amended and restated 2000-2002 share incentive plan to George Overholser, a non-employee director. The exercise price for this option was $4.11 per share, the fair market value of our common shares on the date of grant as determined by our board of directors. In February 2005, we granted an option to purchase 40,000 common shares under our amended and restated 2000-2002 share incentive plan to Richard Riley, a non-employee director. The exercise price for this option was $4.11 per share, the fair market value of our common shares on the date of grant as determined by our board of directors. Each of the above referenced options vests 25% one year after the date of grant, and 6.25% per quarter thereafter, so long as these individuals continue to serve as directors of the Company on the date of vesting.

We have not provided cash compensation to any director for his or her services as a director; however, directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of the Company or any subsidiary of the Company.

Executive Compensation

The table below sets forth the total compensation paid or accrued for the fiscal years ended June 30, 2004 for our chief executive officer and each of our three other executive officers who were serving as executive officers on June 30, 2004. We refer to these officers as our named executive officers.

Summary Compensation Table

Name and Principal Positions	Annual Compensation		Long-Term Compensation Awards	All Other Compensation (1)
	Salary	Bonus	Securities Underlying Options
Robert S. Keane President, Chief Executive Office and Chairman of the Board	$300,000	$143,725	150,000	$8,184

Paul C. Flanagan (2) Executive Vice President and Chief Financial Officer VistaPrint USA	70,513	20,818	300,000	2,456

Janet F. Holian Executive Vice President and Chief Marketing Officer VistaPrint USA	177,500	63,543	75,000	7,270

Alexander Schowtka Executive Vice President and Chief Operating Officer VistaPrint USA	200,000	57,590	75,000	8,250

(1)	Represents matching contributions under VistaPrint USA’s 401(k) deferred savings retirement plan.
(2)	Mr. Flanagan commenced employment with VistaPrint USA in February 2004. Mr. Flanagan’s annual base salary is $200,000.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to share options granted to each of our named executive officers during the fiscal year ended June 30, 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term (3)
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted in Fiscal 2004	Exercise Price Per Share (2)	Expiration Date
					5%	10%
Robert S. Keane	150,000	15.06%	$4.11	1/28/2014	$387,714	$982,542
Paul C. Flanagan	300,000	30.13%	4.11	2/28/2014	775,427	1,965,084
Janet F. Holian	75,000	7.53%	4.11	1/28/2014	193,857	491,271
Alexander Schowtka	75,000	7.53%	4.11	1/28/2014	193,857	491,271

(1)	Share options granted to our executive officers vest as to 25% after one year and in equal installments at the end of each three-month period thereafter.
(2)	The exercise price per share was determined to be equal to or higher than the fair market value of our common shares as valued by our board of directors on the date of grant.
(3)	Amounts reported in these columns represent amounts that may be realized upon exercise of the share options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common shares over the term of the share options, net of exercise price. These numbers are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on share option exercises and common share holdings are dependent on the timing of the exercise and the future performance of our common shares.

Option Exercises and Fiscal Year-End Option Values

The following table sets forth certain information for each of the named executive officers regarding option exercises during the fiscal year ended June 30, 2004. There was no public trading market for our common shares as of June 30, 2004. Accordingly, as permitted by the rules of the Securities and Exchange Commission, amounts described in the following table under the heading “Value of Unexercised In-The-Money Options at June 30, 2004” are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $             per share, the mid-point of the estimated price range shown on the cover of this prospectus, and the per share option exercise price.

	Shares Acquired on Exercise		Value Realized		Number of Securities Underlying Unexercised Options as of June 30, 2004		Value of Unexercised In-The- Money Options at June 30, 2004
Name					Exercisable	Unexercisable	Exercisable	Unexercisable
Robert S. Keane	12,600	(1)	$36,288	(1)	175,625	224,375
Paul C. Flanagan	—		—		—	300,000
Janet F. Holian	30,000		90,000	(2)	178,750	136,250
Alexander Schowtka	100,000		300,000	(3)	527,496	187,504

(1)	In June 2004, Mr. Keane exercised a warrant to purchase 12,600 common shares with an exercise price of $1.23 per share and sold such shares to a third party for $4.11 per share.
(2)	In June 2004, Ms. Holian exercised options to purchase 30,000 common shares at an exercise price of $1.11 per share and sold such shares to a third party for $4.11 per share.
(3)	In September 2003, Mr. Schowtka exercised options to purchase 100,000 common shares at an exercise price of $1.11 per share and sold such shares to third parties for $4.11 per share.

Employment Arrangements and Change of Control Provisions

We have entered into executive retention agreements, dated as of December 1, 2004, with each of:

•	Robert Keane, president and chief executive officer;

•	Paul Flanagan, executive vice president and chief financial officer;

•	Janet Holian, executive vice president and chief marketing officer; and

•	Alexander Schowtka, executive vice president and chief operating officer.

Mr. Keane’s executive retention agreement provides that, in the event his employment is terminated by us without cause, as defined in the agreement, or he terminates his employment for good reason, as defined in the agreement, he will receive severance payments equal to one year’s salary and bonus, based upon the highest annual salary and bonus paid or payable to Mr. Keane during the five-year period prior to his termination, and all other employment related benefits for one year following such termination. Mr. Keane’s agreement also provides that, upon a change of control, as defined in the executive retention agreement, all share options granted to Mr. Keane will accelerate and become fully vested and, if Mr. Keane’s employment is subsequently terminated following the change of control by the successor company without cause or Mr. Keane terminates his employment for good reason, he will have one year from the date of termination in which to exercise certain of the unexercised options he holds.

The executive retention agreements with Messrs. Flanagan and Schowtka and Ms. Holian provide that, in the event the executive’s employment is terminated by us without cause, as defined in the agreements, or by the executive for good reason, as defined in the agreements, prior to a change of control, as defined in the agreements, the executive will receive severance payments equal to six month’s salary and bonus, based upon the highest annual salary and bonus paid or payable to the executive during the five-year period prior to termination, and all other employment related benefits for six months following such termination. These agreements also provide that, upon a change of control of the company, all share options granted to the executive will accelerate and become fully vested. In addition, if the executive’s employment is terminated by the successor company following the change of control without cause or by the executive for good reason, the severance payment to the executives is increased to one year’s salary and bonus and benefit continuation, and the executive will have one year from the date of termination to exercise certain of the unexercised options he or she holds.

Each executive officer has signed nondisclosure, invention assignment and non-competition and non-solicitation agreements providing for the protection of our confidential information and ownership of intellectual property developed by such executive officer and a one-year non-compete and non-solicitation provisions.

Employee Benefit Plans

Share Based Plans

Amended and Restated 2000-2002 Share Incentive Plan

We initially adopted, and our shareholders initially approved, our Amended and Restated 2000-2002 Share Incentive Plan, which we refer to as the 2000-2002 Plan, in September and October 2000, respectively. As of March 31, 2005, there were an aggregate of 4,000,000 common shares reserved for issuance under the 2000-2002 Plan, of which options to purchase 3,378,630 common shares were outstanding and 346,055 shares remained available for future grant. In April and May 2005, the board of directors and shareholders approved an increase in the number of common shares reserved for issuance under the plan to an aggregate of 9,000,000 common shares and options were issued to purchase an additional 3,487,960 shares. Upon the effective date of this offering, no further grants will be made under the 2000-2002 plan and all shares remaining available for grant will be transferred into the 2005 Equity Incentive Plan discussed below.

The 2000-2002 Plan provides for the grant of incentive share options, nonstatutory share options, share bonuses and restricted share awards, which we collectively refer to as awards. Our and our subsidiaries’ employees, officers, non-employee directors and consultants, are eligible to receive awards, except that incentive share options may be granted only to employees.

Administration.    The board of directors administers the 2000-2002 Plan. The board of directors has delegated to VistaPrint USA, Incorporated the authority to grant options under the 2000-2002 Plan to employees of VistaPrint USA. Subject to the terms of the 2000-2002 Plan, the plan administrator (our board of directors or its authorized delegate) selects the recipients of awards and determines the:

•	number of common shares covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

•	type of award and the price and method of payment for each such award;

•	exercise price or purchase price of awards; and

•	duration of options.

Incentive Share Options.    Incentive share options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and are granted pursuant to incentive share option agreements. The plan administrator determines the exercise price for an incentive share option, which may not be less than 100% of the fair market value of the shares underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive share options granted to employees who own, or are deemed to own, more than 10% of our voting shares, must have an exercise price not less than 110% of the fair market value of the shares underlying the option determined on the date of grant.

Nonstatutory Share Options.    Nonstatutory share options are granted pursuant to nonstatutory share option agreements. The plan administrator determines the exercise price for a nonstatutory share option.

Transfer of Options.    Incentive share options are not transferable other than by will or the laws of descent and distribution. A nonstatutory share option generally is not transferable other than by will or the laws of descent and distribution unless the nonstatutory share option agreement provides otherwise.

Restricted Share and Other Share Based Awards.    Restricted share and other share based awards may be granted on such terms as may be approved by the plan administrator. Rights to acquire shares under a restricted share or other share based award may be transferable only to the extent provided in award agreement.

Changes to Capital Structure.    In the event of certain changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

Effect of a Change in Control.    In the event of a reorganization or change of control event, as each such term is defined in the 2000-2002 plan, all outstanding share awards under the 2000-2002 Plan may be assumed or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity does not assume or substitute for such awards, then, the vesting and exercisability of outstanding awards will accelerate in full, and, unless exercised, the awards will terminate immediately prior to the occurrence of the corporate transaction.

In the event that any surviving or acquiring entity either assumes all outstanding share awards under the incentive plan or substitutes other awards for the outstanding share awards, the vesting of such assumed or substituted awards may be accelerated if the awardholder is subsequently terminated from employment. If the awardholder is terminated without cause or terminates his or her employment for good reason within twelve months following the corporate transaction, 50% of the unvested portion of the awards held by the awardholder will accelerate and become immediately exercisable.

2005 Equity Incentive Plan

Our board of directors adopted our 2005 Equity Incentive Plan, which we refer to as the incentive plan, in                      2005 and our shareholders approved the incentive plan in                      2005. The incentive plan will become effective upon the effective date of this offering. The common shares that may be issued pursuant to awards granted under the incentive plan shall be all those common shares available for grant under the 2000-2002 plan as of the effective date of this offering, which amount will be increased annually on April 1st of each year, from 2006 until 2015, by a maximum of 500,000 shares, up to a total aggregate maximum of 2,000,000 additional shares. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of common shares will be increased, including determining that the authorized number of common shares will not be increased in any given year. As of the date hereof, no awards for common share have been issued under the incentive plan.

The following types of shares issued under the incentive plan may again become available for the grant of new awards under the incentive plan: restricted shares issued under the incentive plan or the

2000-2002 Plan that are forfeited or repurchased prior to becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option by means of a net exercise; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the incentive plan or the 2000-2002 plan that have expired or otherwise terminated without having been exercised in full. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

The incentive plan provides for the grant of incentive share options, nonstatutory share options, restricted share awards, share appreciation rights, restricted share units, and other forms of equity compensation, which we collectively refer to as awards in connection with the incentive plan. Our and our subsidiaries’ employees, officers, non-employee directors and consultants, are eligible to receive awards, except that incentive share options may be granted only to employees.

Administration.    The board of directors will administer the incentive plan. The board of directors may delegate authority to administer the incentive plan to a committee. Subject to the terms of the incentive plan, the plan administrator (our board of directors or its authorized committee) selects the recipients of awards and determines the:

•	number of common shares covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

•	type of award and the price and method of payment for each such award;

•	exercise price or purchase price of awards; and

•	duration of options.

Incentive Share Options.    Incentive share options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and are granted pursuant to incentive share option agreements. The plan administrator determines the exercise price for an incentive share option, which may not be less than 100% of the fair market value of the shares underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive share options granted to employees who own, or are deemed to own, more than 10% of our voting shares, must have an exercise price not less than 110% of the fair market value of the shares underlying the option determined on the date of grant.

Nonstatutory Share Options.    Nonstatutory share options are granted pursuant to nonstatutory share option agreements. The plan administrator determines the exercise price for a nonstatutory share option, which may not be less than the fair market value of the shares underlying the option determined on the date of grant.

Transfer of Options.    Incentive share options are not transferable other than by will or the laws of descent and distribution. Generally, an optionee may not transfer a nonstatutory share option other than by will or the laws of descent and distribution unless the nonstatutory share option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Restricted Share Awards.    Restricted share awards are granted pursuant to restricted share award agreements. The purchase price for restricted share awards must be at least equal to the par value of the common shares. Restricted Share Awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Rights to acquire shares under a restricted share award may be transferable only to the extent provided in a restricted share award agreement.

Share Appreciation Rights.    Share appreciation rights are granted pursuant to share appreciation right agreements. A share appreciation right granted under the incentive plan vests at the rate specified in the share appreciation right agreement.

The plan administrator determines the term of share appreciation rights granted under the incentive plan. If a participant’s relationship with us, or any of our affiliates, ceases for any reason, any unvested share appreciation rights will be forfeited and any vested share appreciation rights will be automatically redeemed.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common shares.

Changes to Capital Structure.    In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

Changes in Control.    In the event of a reorganization or change of control event, as such terms are defined in the incentive plan, all outstanding options and other awards under the incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by participants will be accelerated and such awards will be terminated if not exercised prior to the effective date of the corporate transaction. Restricted share awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity. If such repurchase or forfeiture rights are not assigned, then such awards will become fully vested. In the event of certain changes in control, the vesting and exercisability of certain awards may be accelerated if the participant’s award agreement so specifies.

2005 Non-Employee Directors’ Share Option Plan

Our board of directors adopted our 2005 Non-Employee Directors’ Share Option Plan, which we refer to as the directors’ plan, in                      2005 and our shareholders approved the directors’ plan in                      2005. The directors’ plan will become effective upon the effective date of this offering. The aggregate number of common shares that may be issued pursuant to options granted under the directors’ plan is                      shares, which amount will be increased annually on April 1st of each year, from 2006 and until 2015, by the number of common shares subject to options granted during the prior calendar year. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of common shares will be increased. As of the date hereof, no options to acquire common shares have been issued under the directors’ plan.

The directors’ plan will provide for the automatic grant of nonstatutory share options to purchase common shares to our non-employee directors.

Administration.    The board of directors will administer the directors’ plan. The exercise price of the options granted under the directors’ plan will be equal to the fair market value of the underlying common shares on the date of grant. Options granted under the directors’ plan generally are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if the transfer is to the optionee’s employer or its affiliate.

Automatic Grants.    Non-employee directors are eligible to participate in our 2005 non-employee director share plan. Pursuant to this plan, each non-employee board member is eligible to receive a share option to purchase a number of common shares with a fair value equal to $            , up to a

maximum of              shares, upon his or her initial appointment or election to the board. Non-employee directors are also eligible to receive a share option to purchase a number of common shares with a fair value equal to $            , up to a maximum of              shares, at each year’s annual general meeting at which he or she serves as a director. The fair value of each share option is determined by the board of directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of the share options. All options vest 25% one year after the date of grant, and 6.25% per quarter thereafter, so long as the optionholder continues to serve as a director of the Company on such vesting date. Each option terminates upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options will be the fair market value of our common shares on the date of grant.

Changes to Capital Structure.    In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price of all outstanding share options under the directors’ plan will be appropriately adjusted.

Changes in Control.    In the event of certain corporate transactions, all outstanding options under the directors’ plan may be either assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such options, the vesting and exercisability of options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such corporate transaction.

401(k) Plan

We maintain a deferred savings retirement plan for our United States employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute up to 15% of his or her pre-tax compensation (up to a statutory limit, which is $14,000 in 2005). Under the plan, each employee is fully vested in his or her deferred salary contributions. We match 50% of the first 6% a participant contributes to the plan on an annual basis and such matching contributions vest equally over 4 years. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Issuance of Series B Convertible Preferred Shares

On August 19, 2003 and August 30, 2004, we sold an aggregate of 12,874,694 series B preferred shares at a price per share of $4.11 for an aggregate purchase price of $52,914,992. All of our series B preferred shares will be automatically converted into common shares upon completion of this offering. Of these shares, we sold 60,827 series B preferred shares to George Overholser, a director, and an aggregate of 9,732,360 series B preferred shares to Highland Capital Partners VI Limited Partnership and related entities, which collectively own more than five percent of our voting securities. Of these series B preferred shares, Highland Capital Partners VI Limited Partnership purchased 6,092,457 shares, Highland Capital Partners VI-B Limited Partnership purchased 3,338,200 shares and Highland Entrepreneurs Fund VI Limited Partnership purchased 301,703 shares. Fergal Mullen, a director, is a managing director of Highland Management Partners VI, Inc., the general partner of each of the general partners of these entities.

Purchasers of our series B preferred shares, including George Overholser and Highland Capital VI Limited Partnership and related entities, and certain holders of our common and preferred shares, including Robert Keane, a director and our president and chief executive officer who owned shares directly and through family trusts, HarbourVest VI—Direct Fund LP, entities related to SPEF Venture, Window to Wall Street Inc. and a related entity, and Sofinnova Capital II, each of whom own more than five percent of our outstanding voting securities, are party to the third amended and restated investor rights agreement between us and various shareholders containing, among other things, provisions relating to the election of directors, rights to purchase certain securities sold by us or certain other investors and registration of certain equity securities with the United States Securities and Exchange Commission. Louis Page, a director, is general partner and president of the Window to Wall Street entities.

Repurchase of Shares and Sales of Common Shares

In August and September 2003, we repurchased an aggregate of 961,288 series A preferred shares and 1,230,106 common shares from various shareholders for an aggregate purchase price of $9,006,629. These repurchases included purchases from the following directors, officers and holders of more than five percent of our voting securities:

Name	Number of Repurchased Common Shares		Number of Repurchased Series A Preferred Shares		Total Purchase Price
SPEF Venture and related entities	172,126	(1)	224,747	(1)	$1,631,148.03
Window to Wall Street Inc. and related entity			234,711	(2)	964,662.21
Sofinnova Capital II	380,595				1,564,245.45
Robert S. Keane	406,368	(3)			1,670,172.48
Janet F. Holian	27,000				110,970.00

(1)	Consists of 48,569 common shares sold by Banque Populaire Innovation I; 123,557 common shares sold by Banque Populaire Innovation 2; 74,988 series A preferred shares sold by Banque Populaire Innovation 3 and 149,759 series A preferred shares sold by FCPR Pre-IPO European Fund. All such entities are affiliates of SPEF Venture. Valerie Gombart, a former director, is a partner of SPEF Venture.
(2)	Consists of 154,272 series A preferred shares sold by Window to Wall Street IV, Limited Partnership and 80,439 series A preferred shares sold by Window to Wall Street Inc. Louis Page, a director, is general partner of Window to Wall Street IV, Limited Partnership and president of Window to Wall Street Inc.
(3)	Consists of 47,968 common shares sold by Robert Keane, our chief executive officer, and 358,400 common shares sold by Heather Keane, Mr. Keane’s wife.

In September 2002, VistaPrint USA, Incorporated, our wholly-owned subsidiary, loaned Robert Keane, our president and chief executive officer, and his wife, $355,660 pursuant to a promissory note dated September 6, 2002, issued in favor VistaPrint USA, Incorporated. Mr. Keane utilized the proceeds of this loan to exercise options and warrants to purchase common shares of VistaPrint Limited. Interest on this loan accrued at a rate of 6.6% per annum and Mr. Keane paid the accrued interest on a quarterly basis. On September 25, 2003, Mr. Keane transferred 86,535 common shares to VistaPrint USA, Incorporated, with a then current fair market value of $355,659 as determined by our board of directors, and paid the balance of principal and accrued interest in cash on that date. As a result of this payment, the note is no longer outstanding. These 86,535 common shares were subsequently repurchased by us from VistaPrint USA, Incorporated for total consideration of $355,659.

On September 30, 2003, Alexander Schowtka, our chief operating officer, exercised options to purchase 100,000 of our common shares with an exercise price of $1.11 per share. Mr. Schowtka then sold those shares in three separate transactions for aggregate consideration of $411,000.

On June 30, 2004, Janet F. Holian, our chief marketing officer, exercised options to purchase 30,000 of our common shares at an exercise price of $1.11 per share. Ms. Holian then sold those shares in a private transaction for aggregate consideration of $123,300.

On August 30 and November 30, 2004, Robert S. Keane, our chief executive officer, and a trust established for the benefit of Mr. Keane’s family, sold an aggregate of 125,000 of our common shares in private transactions for aggregate consideration of $513,750.

Supply Relationship with Mod-Pac Corporation

As of March 31, 2005, we purchased the majority of our printed products for our North American customer orders from Mod-Pac Corporation. The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is David Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer. Kevin Keane owns 493,913 common shares of VistaPrint Limited. In the years ended June 30, 2004, 2003 and 2002, we purchased goods and services from Mod-Pac having a value of $15.4 million, $9.9 million, and $6.3 million, respectively.

Prior to February 2004, we purchased all of our printed products from Mod-Pac under a ten-year exclusive supply agreement pursuant to which Mod-Pac served as our exclusive supplier of all printed materials for customer orders.

In September 2002, we entered into two supply agreements with Mod-Pac, which superseded the ten-year exclusive supply agreement. Under these supply agreements, Mod-Pac’s right to be our sole supplier of printed materials was limited to being the sole supplier of printed products for customer orders delivered in North America. The supply agreements were to expire on April 2, 2011. In connection with the execution of the supply agreements, we agreed to change the method of calculating the cost of printing and related services for delivery in North America to a cost plus methodology. Prior to this date costs were based on a standard cost per product produced. Under the methodology provided for in the supply agreements, we were charged all direct and indirect costs incurred by Mod-Pac related to the printing of product for customers in North America, plus a 33% mark-up. In addition, the supply agreements provided that the price for products to be delivered to customers in regions other than North America would be negotiated, but would in no event exceed the cost structure agreed to for customers in North America.

On July 2, 2004, we entered into a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements with Mod-Pac as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac which became effective August 30, 2004. Under the new supply agreement, Mod-Pac retained the exclusive supply right for products shipped in North America through August 30, 2005. The cost of printing and fulfillment services in effect prior to the termination agreement reflected Mod-Pac’s actual costs plus 33%. The cost of these services under the new supply agreement is based on a fixed price per product. This fixed pricing methodology has effectively reduced the price we pay per product to costs of production plus 25%. We further amended the new supply agreement in April 2005 to permit us to manufacture products destined for North American customers in exchange for the payment of a fee to Mod-Pac for each unit shipped. The new supply agreement expires on August 30, 2005; however, we and Mod-Pac have agreed to fixed prices on any purchase orders that we may place with Mod-Pac during the period from August 31, 2005 to August 30, 2006. We have no minimum purchase commitments during this period.

Consulting Services

In October, 2004, we paid George Overholser, a member of our board of directors, $9,000 for consulting services provided by Mr. Overholser to us from May through July, 2004, prior to his appointment to our board of directors on July 29, 2004.

Other Considerations

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common shares as of March 31, 2005 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our directors;

•	each of our named executive officers;

•	our directors and executive officers as a group;

•	certain selling shareholders; and

•	all other selling shareholders as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to our shares. Common shares issuable under share options that are exercisable within 60 days after March 31, 2005 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under community property laws. The percentage of common shares outstanding reflects the conversion, upon the closing of this offering, of all outstanding convertible preferred shares into an aggregate of 22,720,543 common shares. The number of common shares deemed outstanding after this offering includes the                      common shares being offered for sale in this offering but assumes no exercise of the underwriters’ over-allotment options.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
5% Shareholders
Highland Capital Partners VI and related entities (2) 92 Hayden Ave. Lexington, MA 02421	9,732,360	28.5%
HarbourVest VI-Direct Fund LP One Financial Center 44th Floor Boston, MA 02111	2,433,090	7.1%
SPEF Venture and related entities (3) 5-7 Rue de Montessuy 75340 Paris France	3,271,033	9.6%
Window to Wall Street Inc. and related entity (4) 39 Cedar Hill Road Dover MA 02030	1,934,489	5.7%
Sofinnova Capital II 17 Rue de Surene 75008 Paris France	3,136,874	9.2%

Directors and Officers
Robert S. Keane (5)	3,442,350	10.0%
Fergal Mullen (2) Highland Capital Partners 92 Hayden Ave. Lexington, MA 02421	9,732,360	28.5%
Louis Page (4) Window to Wall Street 39 Cedar Hill Road Dover, MA 02030	1,934,489	5.7%
George M. Overholser	60,827	*
Richard T. Riley	0	*
Paul C. Flanagan (6)	93,750	*
Janet F. Holian (7)	515,749	1.5%
Alexander Schowtka (8)	645,559	1.9%
All directors and executive officers as a group (8 persons) (9)	16,425,084	46.4%

Other Selling Shareholders

All selling shareholders as a group ( persons)

*	Represents beneficial ownership of less than one percent of our common shares.
(1)	Unless otherwise indicated, the address of each shareholder is c/o VistaPrint USA, Incorporated, 100 Hayden Ave., Lexington, MA 02421.

(2)	Consists of 6,092,457 shares held by Highland Capital Partners VI Limited Partnership (“Highland Capital VI”), 3,338,200 shares held by Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”), 301,703 shares held by Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”). Highland Management Partners VI Limited Partnership (“HMP”) is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership (“HEF”) is the general partner of Highland Entrepreneurs’ Fund. Highland Management Partners VI, Inc. (“Highland Management”) is the general partner of both HMP and HEF. Robert F. Higgins, Paul A. Maeder, a former member of our board of directors, Daniel J. Nova, Jon G. Auerbach, Sean M. Dalton, Corey M. Mulloy, Fergal J. Mullen, a member of our board of directors, and Josaphat K. Tango are the managing directors of Highland Management (together, the “Managing Directors”). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the Managing Directors disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of such Managing Director’s pecuniary interest therein. The address for the entities affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.
(3)	Consists of 400,305 shares held by Banque Populaire Innovation 1, 1,018,358 shares held by Banque Populaire Innovation 2, 618,053 shares held by Banque Populaire Innovation 3, and 1,234,317 shares held by SPEF Pre-IPO Fund.
(4)	Consists of 1,271,510 shares held by Window to Wall Street IV Limited Partnership and 662,979 shares held by Window to Wall Street Inc. Louis Page, a member of our board of directors, is general partner of Window to Wall Street IV Limited Partnership and president of Window to Wall Street Inc. Mr. Page disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(5)	Includes an aggregate of 3,157,975 shares held in family trusts established for the benefit of Robert Keane and/or members of his immediate family. Voting and investment power with respect to common shares in these trusts is held by trustees other than Mr. Keane and his spouse, who do not have such rights. Mr. Keane disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 284,375 shares subject to options exercisable within 60 days of March 31, 2005.
(6)	Consists of 93,750 shares subject to options exercisable within 60 days of March 31, 2005.
(7)	Includes 257,187 shares subject to options exercisable within 60 days of March 31, 2005. Also includes 254,562 shares held by trusts established by Ms. Holian’s spouse. Ms. Holian disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.
(8)	Includes 641,559 shares subject to options exercisable within 60 days of March 31, 2005.
(9)	Includes 1,276,871 shares subject to options exercisable within 60 days of March 31, 2005.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries and are qualified by reference to the memorandum of continuance and the amended and restated bye-laws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common shares and preferred shares reflect changes to our capital structure that will occur upon the closing of this offering.

Our authorized share capital is $            , divided into                      common shares, $.001 par value per share, and                      preferred shares, $.001 par value per share. Immediately after this offering, our issued and outstanding share capital will consist of                      common shares. This number excludes the approximately                      common shares issuable upon the exercise of options held by employees, consultants and directors.

Common Shares

As of March 31, 2005, there were 34,094,936 common shares outstanding and held of record by 95 shareholders, after giving effect to the conversion of all outstanding preferred shares into common shares upon the closing of this offering. Based upon the number of shares outstanding as of March 31, 2005 and giving effect to the issuance of the common shares offered by us in this offering, there will be                      common shares outstanding upon the closing of this offering. In addition, as of March 31, 2005, there were outstanding options for the purchase of 3,378,630 common shares.

Voting Rights.    Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Most matters to be approved by holders of common shares require approval by a simple majority vote of votes actually cast on a particular matter by the holders of issued shares, subject to any voting rights granted to holders of preferred shares. The holders of at least 75% of the shares voting in person or by proxy at a meeting must generally approve an amalgamation with another company. In addition, a resolution to remove our auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of our shareholders. The quorum for any meeting of our shareholders is one or more persons holding or representing a majority of the outstanding shares.

Dividends.    We have not declared or paid any cash dividends on our common shares since our inception. Holders of common shares are entitled to receive equally and ratably any dividends as may be declared by our board of directors out of funds legally available therefore.

We are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares or preferred shares and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must, except in certain limited circumstances, be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation.

Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

Other Matters.    Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. All outstanding shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the board of directors without the approval of our shareholders, with such rights, preferences and limitations as our board of directors may determine.

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise the power to discontinue to another jurisdiction without the need of any shareholder approval.

Preferred Shares

Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, conversion or exchange rights, participation rights, liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval. Any rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of our common shares, deny such holders the receipt of a premium on their shares in the event of a tender or other offer for the shares and depress the market price of the common shares. We have no current plans to issue any preferred shares.

Bye-laws

Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our bye-laws provide that one of the three classes of our board of directors shall be elected annually. Shareholders may only remove a director for cause prior to the expiration of that director’s term at a special general meeting of shareholders at which a majority of the holders of shares voting on such proposal vote in favor of that action. For a description of the number and term of our directors, see “Management—Board of Directors” above. A classified board may deter a shareholder from removing incumbent directors and may discourage an attempt to obtain control of us.

Our bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is                     .

National Market

We have applied for the quotation of our common shares on the Nasdaq National Market under the symbol “VPRT.”

Bermuda Law

We are an exempted company organized under the Companies Act. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. The following is a summary of material provisions of Bermuda law and our organizational documents not discussed above.

Duties and Indemnification of Directors

Under Bermuda common law, members of a board of directors owe a fiduciary duty to the company, not to the shareholders, to act in good faith in their dealings with or on our behalf of a company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes the additional duties on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any director or officer of us for any act or failure to act in the performance of such director’s or officer’s duties, except this waiver does not extend to any claims or rights of action that arise out of fraud or dishonesty on the part of such director or officer.

Bermuda law permits a company to indemnify its directors and officers, except in respect of their fraud or dishonesty. Our bye-laws indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act.

Mergers and Similar Arrangements

A Bermuda company may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. In the case of an amalgamation, a company may amalgamate with another Bermuda company or with an entity incorporated outside Bermuda.

Takeovers

Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair.

Appraisal Rights and Shareholder’s Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the court within one month of notice of the shareholders’ meeting, to appraise the fair value of his or her shares.

Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of the memorandum of association or continuance or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of VistaPrint Limited, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder by other shareholders or by the company.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of stockholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, we must give each shareholder at least 5 days notice of the annual general meeting and at least 5 days notice of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that the presence in person or by proxy of one or more shareholders entitled to attend and vote and holding shares representing more than 50% of the combined voting power constitutes a quorum.

The holders of not less than 5% of the total voting rights of all shareholders or 100 shareholders, whichever is the lesser, may require the directors to include in the notice for the next annual general meeting of a company any resolution which may properly be moved and is intended to be moved. In addition, such persons may also require the directors to circulate to the other shareholders a statement on any matter which is proposed to be considered at any general meeting.

Inspection of Corporate Books and Records

Members of the general public have the right to inspect a company’s public documents available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association (including objects and powers) and alterations to its memorandum of association, including any increase or reduction of its authorized capital. A company’s shareholders have the additional right to inspect the bye-laws, minutes of general meetings and a company’s audited financial statements, which must be presented to the annual general meeting of shareholders. The register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. A company is required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws may be amended by a resolution first approved by our board of directors and then approved by the requisite vote of our shareholders.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Supreme Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common shares. Furthermore, since only a limited number of common shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, there may be sales of substantial amounts of common shares in the public market after these restrictions lapse that could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common shares. Upon completion of this offering, we will have outstanding an aggregate of                      of our common shares assuming no exercise of outstanding options (or                      shares assuming the underwriters exercise their overallotment options in full). Of these shares, the                      shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining                      common shares held by existing shareholders are restricted securities as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering;

•	additional shares which are not subject to the 180-day lock-up period described below may be sold beginning 90 days after the effective date of this offering; and

•	additional shares may be sold upon expiration of the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned our common shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares, assuming no exercise by the underwriters of their overallotment option to purchase additional shares; or

•	the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Common shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell common shares acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, shares acquired upon exercise of currently outstanding options or pursuant to other rights granted under our qualified compensatory stock plan are eligible to be resold 90 days after the effective date of this offering by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144;

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144; and

•	in each case, without compliance with the one-year holding requirements of Rule 144.

Lock-up Agreements

All of our officers and directors and shareholders owning an aggregate of                      common shares have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, sell short, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares beneficially owned by them, for a period ending 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common shares by such holders after the completion of this offering and transfers or dispositions by our officers, directors and shareholders can be made sooner:

•	with the written consent of Goldman, Sachs & Co.;

•	as a gift or by will or intestacy;

•	to immediate family members; and

•	to any trust for the direct or indirect benefit of the holder or his or her immediate family.

Registration Rights

The holders of an aggregate of              of our common shares, after giving effect to the conversion of outstanding convertible preferred shares into common shares upon completion of this offering, have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for ourselves or other shareholders. These rights are provided under the terms of the third amended and restated investor rights agreement between us and the holders of these shares. We have obtained waivers of certain of these rights in connection with this offering.

Pursuant to the terms of the third amended and restated investor rights agreement, at any time after six calendar months following the closing of this offering, holders of at least 40% of the common shares having registration rights may demand that we register all or a portion of their common shares having an aggregate offering price of at least $3,000,000 for sale under the Securities Act. We are required to affect only two of these registrations. However, if at any time we become eligible to file a registration statement on Form S-3, or any successor form, or on or after the three years following the closing of this offering, various holders of the common shares having registration rights may make unlimited requests for us to effect a registration on such forms of their common shares having an aggregate offering price of at least $1,000,000, provided that we may not be required to effect more than two of these registrations in any twelve month period.

In addition, if at any time after this offering we register any common shares, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common shares in the registration.

A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions will be borne by the holders of the shares being registered.

We intend to file a registration statement under the Securities Act covering the                      common shares reserved for issuance under our Amended and Restated 2000-2002 Share Incentive Plan, 2005 Equity Incentive Plan and 2005 Non-Employee Directors’ Share Option Plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common shares registered under that registration statement will, subject to any applicable lock-up agreements and the vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market.

As of March 31, 2005, options to purchase 3,378,630 common shares were issued and outstanding at a weighted average exercise price of $2.45. Upon the expiration of the lock-up period described above, at least                      common shares will be subject to vested options, based on options outstanding as of March 31, 2005.

MATERIAL TAX CONSIDERATIONS

The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. This summary as it relates to material United States tax considerations is based on current provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

Prospective investors should consult their own tax advisors concerning the United States federal, state, local and non-United States tax consequences to them of owning common shares.

Taxation of VistaPrint Limited

Bermuda

Bermuda does not currently impose on VistaPrint Limited any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. VistaPrint Limited has received written assurance dated May 1, 2002 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to VistaPrint Limited or to any of its operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to persons ordinarily resident in Bermuda, or to prevent the application of any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us. We cannot assure prospective investors that we or our operations, shares, debentures or obligations will not be subject to any such tax after March 28, 2016.

United States

A foreign corporation is generally subject to United States federal income tax only on certain types of United States-source income and on income which is effectively connected with the conduct of a trade or business in the United States. A foreign corporation which is engaged in the conduct of a trade or business in the United States will generally be subject to United States federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income that is treated as effectively connected with the conduct of that trade or business (including, but not limited to, the corporation’s income from the sale of its products in the United States). Such United States federal income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the net income of a United States corporation, except that a foreign corporation is entitled to deductions and credits only if it timely files a United States federal income tax return (which requirement may be waived if the foreign corporation establishes that it acted reasonably and in good faith in its failure to timely file such return).

VistaPrint Limited operates, and intends to continue to operate, in such a manner that it will not be considered to be conducting a trade or business within the United States for purposes of United States federal income taxation. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Code, Treasury Regulations and court decisions fail to identify definitively which activities constitute a trade or business in the United States, we cannot assure prospective investors that the Internal Revenue Service, or the IRS, will not contend that VistaPrint Limited is or will be engaged in a trade or business in the United States, or that a court will not sustain such a contention.

Foreign corporations also are subject to United States withholding tax at a rate of 30% of the gross amount of certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), which are not effectively connected with the foreign corporation’s conduct of a trade or business in the United States.

On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, foreign corporations meeting certain ownership, operational and other tests are treated as United States corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a foreign corporation is treated as a United States corporation. We do not believe that the relevant provisions of the AJCA apply to VistaPrint Limited, but there can be no assurance that the IRS will not challenge this position or that a court will not sustain any such challenge. In addition, the United States congressional Joint Committee on Taxation has proposed additional rules that, if enacted, would treat a foreign corporation as a United States resident for United States federal income tax purposes if its primary place of management and control is located in the United States. A successful challenge by the Internal Revenue Service under the AJCA rules or the enactment of the additional rules proposed by the United States congressional Joint Committee on Taxation could result in VistaPrint Limited being subject to tax in the United States on its worldwide income.

VistaPrint Limited has a subsidiary that is a United States corporation. The net income of this subsidiary is subject to tax in the United States.

Other

As a result of the activities of our subsidiaries in Canada, Jamaica and the Netherlands, the VistaPrint group incurs tax liabilities in those jurisdictions. In addition, VistaPrint Limited routinely fills orders from customers residing in various jurisdictions in which neither we nor any subsidiary has offices or employees. Under certain circumstances, the taxing authority of one or more of these jurisdictions could assert that we are engaged in a trade or business in that jurisdiction and, therefore, subject to tax therein.

Taxation of Shareholders

Bermuda

Under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax or other taxes or stamp duties imposed on our shareholders upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, upon persons ordinarily resident in Bermuda). See “Taxation of VistaPrint Limited—Bermuda” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States

The following summary describes the material United States federal income tax considerations related to the purchase, ownership and disposition of our common shares. This summary is only a summary of the material United States federal income tax considerations described herein and does not address all United States federal income tax considerations that may be relevant to particular holders by reason of their particular circumstances. For example, this summary is directed only to shareholders that hold our common shares as capital assets within the meaning of Section 1221 of the Code and does not address the special tax considerations applicable to shareholders that are subject to special tax rules or treatment under the Code, such as:

•	dealers or traders in securities or currency;

•	banks or other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	tax-exempt entities;

•	former United States citizens or long-term United States residents;

•	persons subject to alternative minimum tax;

•	persons that hold common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	persons that own, directly or indirectly (pursuant to complex attribution and constructive ownership rules), 10% or more of our voting shares; or

•	persons whose functional currency is not the United States dollar.

This summary does not address tax considerations to persons who own our common shares through a partnership or other pass-through entity and does not address the indirect consequences to holders of equity interests in entities that own our common shares. This summary does not address tax consequences under United States state, local or estate, or non-United States tax laws.

For purposes of this summary, a U.S. holder is a holder of our common shares that is:

•	an individual who is either a United States citizen or a resident of the United States for United States federal income tax purposes;

•	a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if (a) a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A non-U.S. holder is a holder of common shares other than a U.S. holder or a partnership.

We will not seek a ruling from the IRS with regard to the United States federal income tax treatment of an investment in our common shares and there can be no assurance that the IRS will agree with the conclusions set forth below.

EACH PROSPECTIVE INVESTOR IN OUR COMMON SHARES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF UNITED STATES STATE, LOCAL AND ESTATE, AND NON-UNITED STATES TAX LAWS.

United States Taxation of U.S. Holders

Distributions on Common Shares.    The amount of a distribution with respect to our common shares for United States federal income tax purposes will equal the gross amount of cash and the fair market value of any property distributed (including the amount of foreign taxes, if any, withheld from the distribution). Subject to the discussions below under the headings “Passive Foreign Investment

Company” and “Controlled Foreign Corporation,” a distribution paid by us with respect to our common shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its common shares, and then as capital gain. Corporate shareholders generally will not be allowed the deduction for dividends received otherwise allowed to corporations under United States federal income tax law.

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (or certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period and other requirements are met. “Qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States, including the Nasdaq National Market, or (b) such corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the United States Secretary of the Treasury. For this purpose, the U.S.-Bermuda tax treaty is not a comprehensive income tax treaty. Our common shares, however, will be traded on the Nasdaq National Market. Accordingly, we believe that dividend distributions with respect to our common shares should be treated as “qualified dividend income,” subject to U.S. holders’ satisfaction of certain holding period and other requirements, and should be eligible for the reduced 15% United States federal income tax rate. Dividends paid by us will not qualify for the 15% United States federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for United States federal income tax purposes.

Foreign taxes withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing United States federal income tax. Alternatively, U.S. holders may be eligible for a credit against their United States federal income tax liability for such taxes, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder. These limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends distributed by us will generally be treated as foreign source “passive income” or “financial services income” for United States foreign tax credit purposes. However, if 50% or more of our voting power or value is owned, directly or indirectly, by United States persons (as defined in the Code), then a portion of the dividends distributed with respect to our common shares would, subject to a de minimis exception, be characterized as United States-source income for United States foreign tax credit purposes in the same ratio as our earnings and profits that are United States-source bears to our total earnings and profits. In addition, a portion of the dividends distributed with respect to our common shares may be treated as United States-source income for United States foreign tax credit purposes if at least 25% of our gross income for the three-year period preceding the year the distribution is declared is effectively connected with the conduct by us of a trade or business in the United States.

Special rules may apply to the computation of foreign tax credits relating to “qualified dividend income.” The rules relating to the United States foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit.

Sale, Exchange or other Disposition of Common Shares.    Provided that a nonrecognition provision does not apply, and subject to the discussions below under the headings “Passive Foreign Investment Company” and “Controlled Foreign Corporation,” a U.S. holder’s sale, exchange or other disposition of our common shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the common shares sold. Gain or loss will be computed separately for each block of shares (shares acquired separately at different times and prices). This gain or loss will be long-term capital gain or loss and eligible for reduced rates of taxation if the common shares sold have been held for more than one year at the time of the disposition. If the U.S. holder’s holding period on the date of the disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Any capital loss realized upon the disposition of our common shares generally would be deductible only against capital gains and not against ordinary income, except that in the case of an individual U.S. holder, a capital loss is deductible to the extent of capital gains plus ordinary income of up to $3,000. Except in limited circumstances, any capital gain recognized by a U.S. holder upon the disposition of our common shares will be treated as United States-source income for United States foreign tax credit purposes.

A U.S. holder’s tax basis in its common shares generally will be equal to the purchase price paid by such U.S. holder. The holding period of each common share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such common share and will include the day on which the common share is sold by such U.S. holder.

Passive Foreign Investment Company.    If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a “passive foreign investment company”, or PFIC, under United States federal income tax law for such year. If we are classified as a PFIC in any year with respect to which a U.S. holder is a shareholder, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years, regardless of whether we continue to meet the tests described above.

We believe that we were not a PFIC in the tax year ended June 30, 2004. We expect that we will not become a PFIC in the foreseeable future. Nevertheless, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our gross income, we cannot determine our PFIC status until the end of each tax year. We cannot assure U.S. holders that the IRS will agree with our conclusion regarding our PFIC status for any particular year. Neither our advisors nor we have the duty to, or will undertake to, inform U.S. holders of changes in circumstances that would cause us to become a PFIC.

If we are classified as a PFIC, unless a U.S. holder timely makes one of the elections described below, a special tax regime would apply to both:

•	any “excess distribution”, which would be such holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and

•	any gain realized on the sale or other disposition of the common shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder’s holding period for the common shares. As a result of this treatment:

•	the amount allocated to the taxable year in which the holder realizes the excess distribution or gain would be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If a U.S. holder makes a mark-to-market election with respect to such holder’s common shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. holder will include as ordinary income for each year the excess, if any, of the fair market value of such holder’s common shares at the end of the taxable year over the holder’s adjusted basis in those shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder’s common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. holder’s tax basis in the common shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such U.S. holder’s common shares will also be taxed as ordinary income. The mark-to-market election will be available only if the common shares are regularly traded on a qualified exchange. The Nasdaq National Market is a qualified exchange.

The special PFIC tax rules described above also will not apply to a U.S. holder if the holder makes a so-called QEF election, pursuant to which the holder elects to have VistaPrint Limited treated as a qualified electing fund for U.S. federal income tax purposes. If a U.S. holder makes a QEF election, the holder will be required to include in gross income for United States federal income tax purposes such holder’s pro rata share of our ordinary earnings and net capital gain for each taxable year that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder’s tax basis in the common shares will be increased to reflect undistributed amounts that are included in such holder’s gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to such holder. Any gain realized upon disposition of such U.S. holder’s common shares will generally be taxed as capital gain. A U.S. holder cannot make a QEF election with respect to the common shares unless we comply with certain reporting requirements, with which we might not comply.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to the ownership and disposition of common shares, including as to the advisability of making either a mark-to-market or QEF election.

Controlled Foreign Corporation.    In general, a foreign corporation is considered a controlled foreign corporation, or CFC, if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a United States person who owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote.

Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A U.S. holder’s tax basis in its common shares will be increased by the amount of any subpart F income that the shareholder includes in income. Any distributions made by us out of previously taxed subpart F income will be exempt from further United States income tax in the hands of the U.S. holder. The U.S. holder’s tax basis in our common shares will be reduced by the amount of any distributions that are excluded from income under this rule. Any gain upon a disposition of shares in a CFC by a 10% U.S. Shareholder will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under United States federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through foreign entities and shares considered owned by application of certain constructive ownership rules. Because the attribution rules are complicated and depend on the particular facts relating to each investor, U.S. holders are urged to consult their own tax advisors regarding the application of the rules to their ownership of our common shares.

Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to U.S. holders, other than certain exempt recipients (such as corporations), with respect to payments of dividends on, and to proceeds from the disposition of, our common shares. Backup withholding tax will generally apply to such payments if the U.S. holder fails to provide a correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. U.S. holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

United States Taxation of Non-U.S. Holders

Distributions on and Dispositions of Common Shares.    In general, and subject to the discussion below under “Information Reporting and Backup Withholding,” a non-U.S. holder will not be subject to United States federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common shares, unless (1) such income or gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, and in a case where the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to such income or gain, that income or gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States, or (2) in the case of gain realized by an individual non-U.S. holder upon a disposition of our common shares, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and other applicable conditions are met.

In the event that clause (1) in the preceding paragraph applies, the income or gain generally will be subject to regular United States federal income tax in the same manner as if the income or gain, as the case may be, were realized by a U.S. holder. In addition, if the non-U.S. holder is a foreign corporation, the earnings and profits that are attributable to effectively connected income may be subject to a branch profits tax at a rate of 30%, or at a lower rate as may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.

Information Reporting And Backup Withholding.    If our common shares are held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on, and dispositions of, our common shares. Information reporting, and possibly backup withholding, may apply if our common shares are held by a non-U.S. holder through a United States, or United States related, broker or financial institution and the non-U.S. holder fails to provide a taxpayer identification number, certify as to its foreign status on IRS Form W-8BEN or other applicable form, or otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

UNDERWRITING

VistaPrint Limited, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., SG Cowen & Co., LLC and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.
SG Cowen & Co., LLC
Jefferies & Company, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from VistaPrint Limited and up to an additional             shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by VistaPrint Limited and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by VistaPrint	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

VistaPrint Limited and its officers, directors, and holders of substantially all of the company’s common shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of

Goldman, Sachs & Co., on behalf of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among VistaPrint Limited and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be VistaPrint Limited’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of VistaPrint Limited’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common shares on the Nasdaq National Market under the symbol “VPRT”.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company and the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

VistaPrint Limited estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

VistaPrint Limited and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for VistaPrint Limited, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Bermuda law will be passed upon for us by Appleby Spurling Hunter, Hamilton, Bermuda. Certain legal matters concerning this offering relating to United States law will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. On matters of Bermuda law, Wilmer Cutler Pickering Hale and Dorr LLP is relying upon the opinion of Appleby Spurling Hunter.

In connection with this offering, Ropes & Gray LLP, Boston, Massachusetts, has advised the underwriters with respect to certain United States law matters and Conyers Dill, Hamilton, Bermuda, has advised the underwriters with respect to certain Bermuda law matters.

EXPERTS

The consolidated financial statements of VistaPrint Limited at June 30, 2003 and 2004 and for each of the three years in the period ended June 30, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

VistaPrint Limited is incorporated under the laws of Bermuda. In addition, all or a substantial portion of our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to recover against VistaPrint Limited, or obtain judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. However, VistaPrint Limited may be served with process in the United States with respect to actions against it arising out of or in connection with violations of United States federal securities laws relating to offers and sales of shares made by this prospectus by serving Robert S. Keane, VistaPrint USA, Incorporated, 100 Hayden Avenue, Lexington, MA 02421, our United States agent irrevocably appointed for that purpose.

We have been advised by our Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. A final and conclusive judgment obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Bermuda court under the common law doctrine of obligation, by action on the debt evidenced by the United States’ court judgment without examination of the merits of the underlying claim. In order to maintain an action in debt evidenced by a United States court judgment the judgment creditor must establish that:

•	the court that gave the judgment over the defendant and was competent to hear the claim in accordance with private international law principles as applied in the courts in Bermuda; and

•	the judgment is not contrary to public policy in Bermuda and was not obtained contrary to the rules of natural justice in Bermuda.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to Bermuda public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda Court. Certain remedies available under the laws of United States jurisdictions, including certain remedies under United States federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. United States judgments for multiple damages may not be recoverable in Bermuda court enforcement proceedings under the provisions of the Protection of Trading Interests Act 1981. A claim to enforce the compensatory damages before the multiplier was applied would be maintainable in the Bermuda court. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the common shares to be sold in the offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and our common shares offered hereby, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and copy any of this information at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the Securities and Exchange Commission referred to above. We maintain a website at www.vistaprint.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

We will provide our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm and will file with the Securities and Exchange Commission quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

VISTAPRINT LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

VistaPrint Limited

We have audited the accompanying consolidated balance sheets of VistaPrint Limited (the Company) as of June 30, 2003 and 2004, and the related consolidated statements of operations, redeemable convertible preferred shares and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VistaPrint Limited at June 30, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Boston, Massachusetts

July 23, 2004

VISTAPRINT LIMITED

CONSOLIDATED BALANCE SHEETS

	June 30,		March 31, 2005	Pro Forma as of March 31, 2005
	2003	2004
			(Unaudited)
	(In thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$3,149	$20,060	$24,012	$24,012
Accounts receivable, net of allowances of $211, $48 and $60 at June 30, 2003, 2004 and March 31, 2005 (unaudited), respectively	357	752	1,160	1,160
Inventory	—	44	169	169
Deferred tax asset	—	527	947	947
Prepaid expenses and other current assets	275	565	1,700	1,700

Total current assets	3,781	21,948	27,988	27,988

Property, plant and equipment, net	1,891	14,333	27,336	27,336
Software and web site development costs, net	2,264	2,903	2,058	2,058
Patents	586	1,696	1,591	1,591
Deposits and image licenses	1,088	1,127	1,420	1,420

Total assets	$9,610	$42,007	$60,393	$60,393

Liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)
Current liabilities:
Trade accounts payable:
Mod-Pac Corporation (note 3)	$1,608	$1,527	$2,235	$2,235
All other vendors	1,723	1,419	1,256	1,256
Accrued expenses	2,651	5,685	9,595	9,595
Deferred revenue	226	470	764	764
Current portion of long-term debt	—	227	883	883

Total current liabilities	6,208	9,328	14,733	14,733

Long-term debt	—	5,816	13,527	13,527
Other long-term liabilities	125	—	—	—
Commitments and contingencies
Series A redeemable convertible preferred shares, par value $0.001 per share, 11,000,000 shares authorized, 10,814,637, 9,845,849 and 9,845,849 shares issued and outstanding at June 30, 2003 and 2004 and March 31, 2005 (unaudited) (aggregate liquidation preference of $15,465, $14,080 and $14,080, respectively); no shares authorized issued and outstanding, pro forma (unaudited)	14,557	13,430	13,525	—
Series B redeemable convertible preferred shares, par value $0.001 per share, 12,339,416 and 13,008,515 shares authorized, 7,339,415 and 12,874,694 shares issued and outstanding at June 30, 2004 and March 31, 2005 (unaudited) (aggregate liquidation preference $30,165 and $52,915, respectively); no shares authorized, issued and outstanding, pro forma (unaudited)	—	30,505	56,617	—
Shareholders’ equity (deficit):
Common shares, par value $0.001 per share, 25,000,000, 39,289,197 and 39,289,197 shares authorized at June 30, 2003 and 2004 and March 31, 2005 (unaudited); 12,014,831, 11,342,927 and 11,374,393 shares issued and outstanding at June 30, 2003 and 2004 and March 31, 2005 (unaudited); 34,094,936 shares issued and outstanding, pro forma	12	11	11	34
Additional paid-in capital	7,337	2,632	2,678	72,797
Note receivable from officer	(356)	—	—	—
Accumulated deficit	(18,273)	(19,985)	(41,576)	(41,576)
Accumulated other comprehensive income	—	270	878	878

Total shareholders’ equity (deficit)	(11,280)	(17,072)	(38,009)	32,133

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$9,610	$42,007	$60,393	$60,393

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands, except share and per share data)
Revenue	$16,851	$35,431	$58,784	$42,238	$64,059

Cost of revenue (note 3)	7,804	15,024	23,837	17,491	25,305
Technology and development expense	2,209	4,897	8,515	6,061	7,956
Marketing and selling expense	5,355	11,901	19,138	14,052	23,513
General and administrative expense	1,392	2,485	3,968	2,940	4,126
Loss on contract termination	—	—	—	—	21,000

Income (loss) from operations	91	1,124	3,326	1,694	(17,841)
Other income (expenses), net	19	96	(36)	55	(228)

Income (loss) from operations before income taxes	110	1,220	3,290	1,749	(18,069)

Income tax provision (benefit)	—	747	(150)	(179)	3

Net income (loss)	$110	$473	$3,440	$1,928	$(18,072)

Net income (loss) attributable to common shareholders:
Basic	$(163)	$89	$343	$(19)	$(21,372)
Diluted	$(163)	$91	$370	$(19)	$(21,372)

Basic net income (loss) per share	$(0.02)	$0.01	$0.03	$0.00	$(1.88)

Diluted net income (loss) per share	$(0.02)	$0.01	$0.03	$0.00	$(1.88)

Weighted average common shares outstanding-basic	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249

Weighted average common shares outstanding-diluted	10,825,388	12,113,565	12,539,644	11,048,145	11,353,249

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY (DEFICIT)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Convertible Securities -	Common Shares
	Number of Shares	Amount	Number of Shares	Amount	French Subsidiary	Number of Shares	Amount	Additional Paid-in Capital	Share Repayment Options	Deferred Compensation	Note Receivable From Officer	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
							(In thousands)
Balance at July 1, 2001	9,179	$11,781	—	$—	$2,077	10,756	$11	$6,370	$23	$—	$—	$(18,111)	$(57)	$(11,764)
Issuance of Common Shares						43		23	(23)					—
Issuance of Preferred Shares, net of issuance costs of $13	1,636	2,114			(2,077)									—
Accretion of Preferred Shares		287										(287)		(287)
Issuance of Restricted Shares						27		30		(30)				—
Amortization of Restricted Shares										23				23
Net Income												110
Currency translation													57

Total comprehensive income														167

Balance at June 30, 2002	10,815	14,182	—	—	—	10,826	11	6,423	—	(7)	—	(18,288)	—	(11,861)
Issuance of Common Shares						1,269	1	880						881
Compensation expense for repurchase of immature shares								70						70
Repurchase and retirement of Common Shares						(80)		(36)				(83)		(119)
Accretion of Preferred Shares		375										(375)		(375)
Note receivable from officer											(356)			(356)
Amortization of Restricted Shares										7				7

Net income												473
Total comprehensive income														473

Balance at June 30, 2003	10,815	$14,557	—	$—	$—	12,015	$12	$7,337	$—	$—	$(356)	$(18,273)	$—	$(11,280)

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Share Repayment Options	Deferred Compensation	Note Receivable From Officer	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
	(In thousands)
Balance at June 30, 2003	10,815	$14,557	—	$—	12,015	$12	$7,337	$—	$—	$(356)	$(18,273)	$—	$(11,280)
Issuance of Common Shares					670		805						805
Issuance of Preferred Shares net of issuance costs of $1,978			7,339	28,187									—
Accretion of Preferred Shares		181		2,318							(2,499)		(2,499)
Repurchase and retirement of Preferred Shares	(969)	(1,308)									(2,653)		(2,653)
Repurchase and retirement of Common Shares					(1,255)	(1)	(5,154)						(5,155)
Repurchase and retirement of Common Shares in settlement of loan to officer					(87)		(356)			356			—
Net Income											3,440
Currency translation												270

Total comprehensive income													3,710

Balance at June 30, 2004	9,846	13,430	7,339	30,505	11,343	11	2,632	—	—	—	(19,985)	270	(17,072)
Issuance of Common Shares (unaudited)					31		46						46
Issuance of Preferred Shares, net of issurance costs of $62 (unaudited)			5,535	22,688									—
Accretion of Preferred Shares		95		3,424							(3,519)		(3,519)
Net Loss (unaudited)											(18,072)
Currency translation (unaudited)												608

Total comprehensive income (unaudited)													(17,464)

Balance at March 31, 2005 (unaudited)	9,846	$13,525	12,874	$56,617	11,374	$11	$2,678	—	—	—	$(41,576)	$878	$(38,009)

Conversion of redeemable convertible preferred shares into common shares (unaudited)	(9,846)	(13,525)	(12,874)	(56,617)	22,720	23	70,119						70,142

Pro forma balance at March 31, 2005 (unaudited)	—	$—	—	$—	34,094	$34	$72,797	$—	$—	$—	$(41,576)	$878	$32,133

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands)
Operating activities
Net income (loss)	$110	$473	$3,440	$1,928	$(18,072)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,422	2,103	4,209	2,822	4,325
Stock-based compensation	22	77	—	—	—
Gain on disposal of assets	—	(17)	—	—	—
Deferred taxes	—	—	(527)	(527)	(420)
Provision for (recovery of) doubtful accounts	—	211	(162)	(168)	11
Changes in operating assets and liabilities:
Accounts receivable	(144)	(387)	(233)	(387)	(416)
Inventory	(36)	108	(46)	(63)	(120)
Prepaid expenses and other assets	(51)	(973)	(281)	(314)	(1,405)
Accounts payable	540	614	(522)	(598)	331
Accrued expenses and other current liabilities	406	1,784	3,291	3,789	4,328

Net cash provided by (used in) operating activities	2,269	3,993	9,169	6,482	(11,438)

Investing activities
Purchases of property, plant and equipment, net	(820)	(1,571)	(13,374)	(12,288)	(14,098)
Capitalization of software and website development costs	(1,178)	(2,570)	(3,523)	(2,981)	(1,450)
Acquisition of patents	(199)	(164)	(1,184)	—	—
Increase in other assets	—	(173)	—	—	—

Net cash used in investing activities	(2,197)	(4,478)	(18,081)	(15,269)	(15,548)

Financing activities
Proceeds from long-term debt	—	—	6,021	6,021	8,136
Repayment of long-term debt	—	—	—	—	(162)
Proceeds from issuance of Series A preferred shares, net	37	—	—	—	—
Proceeds from issuance of Series B preferred shares, net	—	—	28,188	28,188	22,688
Payments on notes payable	(21)	—	—	—	—
Repurchase of common shares	—	(120)	(5,156)	(5,156)	—
Repurchase of Series A preferred shares	—	—	(3,961)	(3,961)	—
Proceeds from issuance of common shares	—	526	711	159	46

Net cash provided by financing activities	16	406	25,803	25,251	30,708

Effect of exchange rate changes on cash	57	—	20	50	230

Net increase (decrease) in cash and cash equivalents	145	(79)	16,911	16,514	3,952

Cash and cash equivalents at beginning of period	3,083	3,228	3,149	3,149	20,060

Cash and cash equivalents at end of period	$3,228	$3,149	$20,060	$19,663	$24,012

See accompanying notes.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

1.    Description of the Business

VistaPrint Limited, a Bermuda company (the “Company”), is a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide. Through the use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, the Company offers a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. The Company focuses on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. The Company also provides graphic design and printing products to the consumer market.

Prior to May 2005, the Company purchased all of its printed materials for the fulfilment of North American customer orders from a related party, Mod-Pac Corporation (“Mod-Pac”), pursuant to a long-term supply agreement (see Note 3). Printed materials for the fulfilment of customer orders outside of North America are produced by the Company’s manufacturing facility in Venlo, the Netherlands.

In August 2004, the Company, through its wholly owned subsidiary, VistaPrint North American Services Corp., began construction on a new printing facility in Windsor, Ontario, Canada. In May 2005, VistaPrint North America Services Corp. began printing and shipping limited volumes of products to North American customers.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned, direct and indirect subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2005, the consolidated statements of operations and cash flows for the nine months ended March 31, 2004 and 2005, and the consolidated statement of redeemable convertible preferred shares and shareholders’ equity (deficit) for the nine months ended March 31, 2005 are unaudited.

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the Company’s financial position at March 31, 2005 and its results of operations and cash flows for the nine months ended March 31, 2004 and 2005. The results of operations for the nine months ended March 31, 2005 are not necessarily indicative of the results to be expected for any other interim period or any fiscal year.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Unaudited Pro Forma Balance Sheet and Shareholders’ Equity (Deficit)

If the offering contemplated by this prospectus is consummated, and results in at least $35 million of gross proceeds to the Company at a price per share to the public equal to or greater than $10.00 per share, all of the redeemable preferred shares outstanding will convert into 22,720,543 shares of common stock based on the shares of redeemable convertible preferred shares outstanding at March 31, 2005 on a one-to-one basis. If the offering results in a price per share to the public equal to or greater than $8.00 per share but less than $10.00 per share, then the conversion price of the Series B Preferred Shares shall be reduced to a price determined by multiplying the conversion price of the Series B Preferred Shares then in effect by a fraction, the numerator of which shall equal the per share public offering price and the denominator of which shall equal $10.00, which would result in certain of the preferred shares converting on a greater than one-to-one basis (see Note 8).

The unaudited pro forma consolidated balance sheet and statement of shareholders’ equity (deficit) as of March 31, 2005 reflect the conversion of the outstanding redeemable convertible preferred shares into 22,720,543 common shares upon completion of this offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable and sales returns allowance, useful lives of property and equipment, and income taxes, among others, as well as the value of common stock prior to its initial public offering for the purpose of determining stock-based compensation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, which consist primarily of money market accounts, are carried at cost, which approximates market value.

Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value due to the short period of time to maturity of those instruments. The Company’s floating-rate long-term borrowings approximate fair value (see Note 5).

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The risk with respect to cash and cash equivalents is minimized by the Company’s policy of investing in financial instruments (i.e., cash equivalents) with short-term maturities issued by highly rated financial institutions. The risk with respect to accounts receivables is minimized by the Company’s policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. Two customers accounted for 30% and 20% and 36% and 24% of the Company’s total accounts receivable at June 30, 2003 and 2004, respectively, and one customer accounted for 48% of the Company’s total accounts receivable at March 31, 2005.

The Company maintains an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses in the aggregate have not exceeded the Company’s expectations.

Inventories

Inventories consist primarily of raw materials and are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less allowance for depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are charged to expense as incurred. Interest on borrowings is capitalized during the active construction period of major capital projects. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Interest cost capitalized amounted to $78 for each of the year ended June 30, 2004 and for the nine months ended March 31, 2004, and $51 for the nine months ended March 31, 2005. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets as follows:

Building and building improvements	10 – 30 years
Land improvements	10 years
Machinery and print production equipment	4 – 10 years
Computer software and equipment	3 years
Furniture, fixtures and office equipment	5 – 7 years
Leasehold improvements	Shorter of lease term or remaining life of the asset

Software and Web Site Development Costs

The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and EITF 00-2, “Accounting for Web Site

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Development Costs.” Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software’s useful life, which is approximately two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Total software development costs capitalized in the years ended June 30, 2003 and 2004 and the nine months ended March 31, 2005 (unaudited) were $2,570, $3,523 and $1,450, respectively. Costs associated with the acquisition of content images used in the Company’s graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

Amortization expense in the years ended June 30, 2002, 2003, 2004 and the nine months ended March 31, 2004 and 2005 (unaudited) were $1,118, $1,413, $2,702, $1,905 and $2,203, respectively, resulting in accumulated amortization of $1,458 and $3,051 at June 30, 2003 and 2004, respectively, and $5,158 at March 31, 2005 (unaudited).

The Company performs a periodic review of the recoverability of such capitalized software costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment of Long-Lived Assets.” There were no impairment charges recorded for the year ended June 30, 2003. The Company recorded impairment charges of $181 for the year ended June 30, 2004 and $87 and $92 for the nine months ended March 31, 2004 and 2005 (unaudited), respectively. The amortization of capitalized software costs and any impairment charges are included in technology and development in the Consolidated Statements of Operations.

Revenue Recognition

Customer orders are received via the company’s website and are primarily paid for using credit cards, and also through direct bank debit, wire transfers and other payment methods. The Company recognizes revenue arising from sales of printed goods when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The Company also generates revenue from order referral fees received from merchants for customer click-throughs and orders that are placed on the merchants’ websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered provided that persuasive evidence of an arrangement, the fee is fixed or determinable, no significant obligations remain and collection is reasonably assured.

A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve. We offer customers various coupons and discounts which are treated as a reduction of revenue.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Cost of Revenue

Cost of revenue consists of the purchase price of printed products sold by the Company, shipping charges, payroll and related expenses for production personnel, materials, supplies, depreciation of equipment used in the production process and miscellaneous other related costs (see Note 3).

Marketing and Selling Expense

Marketing and selling expense consist of external advertising expenses, salaries and overhead related to sales, marketing and customer design sales and service activities, credit card processing fees and miscellaneous related costs.

All advertising costs are expensed as incurred. Advertising production costs are expensed as the costs to produce the advertising are incurred. Advertising communication costs are expensed at the time of communication. Advertising expenses for the years ended June 30, 2002, 2003, 2004 and the nine months ended March 31, 2004 and 2005 (unaudited) were $3,045, $7,594, $11,500, and $8,703 and $10,392, respectively.

Technology and Development Expense

Technology and development expense consist primarily of payroll and related expenses for software development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. This category also includes the amortization of purchase costs related to content images used in the Company’s graphic design process.

Research and development costs are expensed as incurred. Research and development expenses for the years ended June 30, 2002, 2003 and 2004 and for the nine months ended March 31, 2004 and 2005 (unaudited) were $449, $1,547, $2,522, and $1,706 and $2,922 respectively. Costs of information technology operations are expensed in the period in which they are incurred.

Long-Lived Assets and Intangible Assets

In accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company’s long-lived assets, including intangible assets, was impaired.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Other than reported net income, the only item of comprehensive income is foreign currency translation adjustment, which is disclosed in the accompanying consolidated statements of redeemable convertible preferred shares, and shareholders’ equity (deficit).

Income Taxes

VistaPrint Limited is a Bermuda based company. Bermuda currently does not impose any tax computed on profits or income, which results in a zero tax liability for the Company on any profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica and the United States. VistaPrint Limited has entered into service agreements, which are also referred to as transfer pricing agreements, with each of its operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up. The Jamaican subsidiary is located in a tax free zone, so its tax rate is zero. The Netherlands, Canadian and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of the Company’s consolidated results of operations, each of these subsidiaries will pay taxes in its respective jurisdiction.

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, income taxes are provided for amounts currently payable and for deferred tax assets and liabilities, which are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The majority of the Company’s non-U.S. sales orders are manufactured by the Company’s subsidiary in the Netherlands, VistaPrint B.V., which has the euro as its functional currency. VistaPrint B.V. translates its assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income (loss). All other non-U.S. subsidiaries have the U.S. dollar as the functional currency and transaction gains and losses and remeasurement of foreign currency denominated assets and liabilities are included in interest and other income (expense), net. Foreign currency transaction gains or losses included in other income (expense), net were not material in the years ended 2002, 2003 and 2004 or the nine months ended March 31, 2005.

Net Income Per Share

The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share (“EITF 03-6”). EITF 03-6 clarified the use of the “two-class” method of calculating earnings per share as originally prescribed in FAS 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its redeemable convertible preferred shares represents a participating security, and therefore has adopted the provisions of EITF 03-6 retroactively for all periods presented.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates net income first to preferred shareholders based on dividend rights under the Company’s charter and then to preferred and common shareholders, pro rata, based on ownership interests. Net losses are not allocated to preferred shareholders. For all periods presented, the application of the two-class method is more dilutive than the if-converted method. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including share options using the treasury stock method.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Numerator:
Net income (loss)	$110	$473	$3,440	$1,928	$(18,072)

Allocation of net income (loss):
Basic:
Accretion of preferred share dividends	273	301	2,582	1,947	3,300
Undistributed net income allocated to preferred shareholders	0	83	515	0	—

Net income attributable to preferred shareholders	273	384	3,097	1,947	3,300
Net income (loss) attributable to common shareholders	(163)	89	343	(19)	(21,372)

Net income (loss)	$110	$473	$3,440	$1,928	$(18,072)

Diluted:
Accretion of preferred stock dividends	273	301	2,582	1,947	3,300
Undistributed net income allocated to preferred shareholders	0	81	488	0	—

Net income attributable to preferred shareholders	273	382	3,070	1,947	3,300
Net income (loss) attributable to common shareholders	(163)	91	370	(19)	(21,372)

Net income (loss)	$110	$473	$3,440	$1,928	$(18,072)

Denominator
Weighted-average common shares outstanding	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249
Weighted-average convertible preferred shares	0	0	0	0	0
Weighted-average common shares issuable upon exercise of outstanding share options and warrants	0	573,108	1,524,802	—	—

Shares used in computing diluted net income (loss) per common share	10,825,388	12,113,565	12,539,644	11,048,145	11,353,249
Calculation of net income (loss) per share:
Basic:
Net income (loss) applicable to common shareholders	$(163)	$89	$343	$(19)	$(21,372)

Weighted average common shares outstanding	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249
Net income (loss) per common share	$(0.02)	$0.01	$0.03	$0.00	$(1.88)

Diluted:
Net income (loss) attributable to common shareholders	$(163)	$91	$370	$(19)	$(21,372)

Shares used in computing diluted net income (loss) per common share	10,825,388	12,113,565	12,539,644	11,048,145	11,353,249
Net income (loss) per common share	$(0.02)	$0.01	$0.03	$0.00	$(1.88)

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Pro Forma Net Income Per Share (unaudited)

Pro forma basic net income per share have been computed to give effect to the conversion of convertible preferred shares into common shares upon the closing of the Company’s initial public offering on an if-converted basis for the year ended June 30, 2004 and for the nine months ended March 31, 2005 based on the conversion ratios in effect as of such dates. The conversion ratio assumed in the calculation below is one common share for each preferred share.

The following table sets forth the computation of pro forma basic net income per share:

	Year Ended June 30, 2004	Nine Months Ended March 31, 2005
	(Unaudited)
Numerator:
Net income (loss)	$3,440	$(18,072)

Denominator:
Weighted-average common shares outstanding	11,014,842	11,353,249
Add: Adjustments to reflect the weighted average effect of the assumed conversion of preferred shares from the date of issuance	16,573,646	22,413,028

Denominator for basic pro forma calculation	27,588,488	33,766,277

Effect of dilutive securities:
Employee share options	1,524,803	—

Denominator for diluted pro forma calculation	29,113,291	33,766,277

Pro forma net income (loss) per common share, basic	$0.12	$(0.54)

Pro forma net income (loss) per common share, diluted	$0.12	$(0.54)

Share-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation. In addition, the Company provides pro forma disclosure of stock-based compensation, as measured under the fair value requirements of SFAS No. 123, Accounting for Stock-Based Compensation. These pro forma disclosures are provided as required under SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

At June 30, 2004, the Company had a share-based employee compensation plan, which is more fully described in Note 9. The Company grants share options for a fixed number of shares to employees and certain other individuals with exercise prices as determined by the Board of Directors at the dates of grant. No compensation cost has been recognized for its share-based compensation plans as the exercise price for options granted has equaled or exceeded the fair value at that date. The fair value of restricted share grants are recognized as compensation expense ratably over the vesting

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

period. Had compensation cost for the Company’s share-based compensation plans been recorded based on the fair value of awards at the grant dates as calculated in accordance with SFAS No. 123, the Company’s net income and earnings per share for the years ended June 30, 2002, 2003, 2004 and the nine months ended March 31, 2004 and 2005 (unaudited) would have been decreased to the pro forma amounts as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Numerator:
Net income (loss), as reported	$110	$473	$3,440	$1,928	$(18,072)
Add: actual share based compensation expense	22	77	—	—	—
Less: pro forma share-based compensation expense under SFAS No. 123	(100)	(86)	(176)	(115)	(185)

Pro forma net income (loss)	$32	$464	$3,264	$1,813	$(18,257)

Allocation of net income:
Basic:
Accretion of preferred share dividends	273	301	2,582	1,947	3,300
Undistributed pro forma net income allocated to preferred shareholders	15	224	512	2	—

Pro forma net income attributable to preferred shareholders	288	525	3,094	1,949	3,300
Pro forma net income (loss) attributable to common shareholders	(256)	(61)	170	(136)	(21,557)

Pro forma net income (loss)	$32	$464	$3,264	$1,813	$(18,257)

Diluted:
Accretion of preferred share dividends	273	301	2,582	1,947	3,300
Undistributed pro forma net income allocated to preferred shareholders	15	224	485	2	—

Pro forma net income attributable to preferred shareholders	288	525	3,067	1,949	3,300
Pro forma net income (loss) attributable to common shareholders	(256)	(61)	197	(136)	(21,557)

Net income (loss)	$32	$464	$3,264	$1,813	$(18,257)

Denominator

Weighted-average common shares outstanding	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249
Weighted-average convertible preferred shares	—	—	—	—	—
Weighted-average shares of common share issuable upon exercise of outstanding share options and warrants	—	—	1,524,802	—	—

Shares used in computing diluted net income (loss) per common share	10,825,388	11,540,457	12,539,644	11,048,145	11,353,249

Calculation of net income (loss) per share:
Basic:
Pro forma net income (loss) attributable to common shareholders	$(256)	$(61)	$170	$(136)	$(21,557)

Weighted average common shares outstanding	10,825,388	11,540,457	11,014,842	11,048,145	11,353,249
Pro forma net income (loss) per common share	$(0.02)	$(0.01)	$0.02	$(0.01)	$(1.90)

Diluted:
Pro forma net income (loss) attributable to common shareholders	$(256)	$(55)	$197	$(136)	$(21,557)

Shares used in computing diluted net income (loss) per common share	10,825,388	11,540,457	12,539,644	11,048,145	11,353,249
Pro forma net income (loss) per common share	$(0.02)	$(0.01)	$0.02	$(0.01)	$(1.90)

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

The fair value of each of the Company’s option grant has been estimated on the date of grant using the minimum value method and Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2004 and 2005 as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Risk-free interest rates	4.33%	2.85%	3.00%	2.95%	3.65%
Expected dividend yield	0%	0%	0%	0%	0%
Expected life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years
Expected volatility	0%	0%	0%	0%	0%
Weighted average fair value of options and warrants granted	$0.20	$0.16	$0.50	$0.50	$0.62

The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated.

Patents

The Company pursues patent protection for its intellectual property. As of June 30, 2004, the Company owned three issued United States patents; one issued European patent registered as a national patent in Austria, France, Germany, Great Britain, Italy and Switzerland; one issued French patent and had received notice of intention to grant a patent from the European Patent Office for one of the Company’s pending patent applications and from the U.S. Patent Office for one additional United States patent. The Company has multiple additional patent applications pending with United States, European, and other patent offices related to various systems, processes, techniques, and tools developed by the Company for its business. All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the remaining life of the patent. The costs of pursuing others who are believed to infringe on the Company’s patents, as well as costs of defending the Company against patent-infringement claims, are expensed as incurred.

New Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” This statement amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of Statement No. 151 should be applied prospectively. The adoption of FAS No. 151 is not expected to have a material impact on our financial position or results of operations.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value based on the Black-Scholes or binomial methods. SFAS 123(R) requires us to adopt the new accounting provisions beginning in the first quarter of fiscal 2006. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods.

In December 2004, the FASB issued FAS No. 153, “Exchange of Nonmonetary Assets”, which is an amendment to APB Opinion No. 29. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of FAS No. 153 is not expected to have a material impact on our financial position or results of operations.

3.    Related-Party Transactions

Prior to May 2005, the Company purchased all of its printed materials for the fulfilment of North American customers’ orders from Mod-Pac Corporation. The brother of the President and CEO of the Company is the President and CEO of Mod-Pac, and the father of the President and CEO of the Company is the Chairman of the Board of Mod-Pac. The father of the President and CEO of the Company is also a shareholder of the Company. In the years ended June 30, 2003 and 2004 and the nine months ended March 31, 2005 (unaudited), the Company purchased goods and services from Mod-Pac of $9,915, $15,441, and $14,327, respectively. As of June 30, 2003 and 2004 and March 31, 2005, the Company owed Mod-Pac $2,006, $2,112 and $2,681, respectively.

In April 2001, the Company signed a ten-year supply agreement with Mod-Pac (the “Original Agreement”) pursuant to which Mod-Pac would serve as the exclusive supplier of all printed materials for the fulfilment of customer orders unless otherwise agreed. In return, the Company received extended credit terms until July 2002, at which point the credit terms returned to standard commercial credit terms.

In September 2002, the Company entered into two supply agreements (collectively, the “Supply Agreements”) with Mod-Pac, which superseded the Original Agreement. One agreement covered North America (the “North American Supply Agreement”) and the other agreement covered the rest of the world. Under the Supply Agreements, Mod-Pac’s right to be the sole supplier of printed products was limited to being the sole supplier of printed products for customer orders for delivery in North America. The Supply Agreements had an expiration date of April 2, 2011. Under the North American

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Supply Agreement, the Company was charged all direct and indirect costs incurred by Mod-Pac related to the printing of product for customers in North America, plus a 33% mark-up.

On July 2, 2004, the Company signed a termination agreement for $22,000 with Mod-Pac (the “Termination Agreement”), which effectively terminated in their entirety all then existing Supply Agreements as of August 30, 2004 and the Company entered into a new supply agreement (the “New Supply Agreement”) with Mod-Pac, which became effective on August 30, 2004. Under the New Supply Agreement, Mod-Pac retained the exclusive supply rights for products shipped in North America through August 30, 2005. The cost of these services under the new supply agreement is based on a fixed price per product. This fixed pricing methodology has effectively reduced the price the Company pays per product to costs of production plus 25%.The New Supply Agreement expires August 30, 2005.

On the Termination Date, the Company paid to Mod-Pac a termination fee of $22,000 in consideration of the termination of the existing supply agreements and Mod-Pac entering into the New Supply Agreement. As a result of this payment and agreements, the Company recorded a loss of $21,000. The Company deferred $1,000 of the total termination fee of $22,000 representing the effective reduction of the mark-up on costs of purchased product estimated to be purchased over the contract period of the new supply agreement. This deferral was recorded as a deferred cost within prepaid and other current assets on our consolidated balance sheet and is being amortized over the twelve month term of the new supply agreement.

On April 15, 2005, the Company signed an amendment to the New Supply Agreement with Mod-Pac which permits VistaPrint to manufacture printed products destined for North American customers at its production facility in Windsor, Ontario, Canada. In exchange, the Company will pay to Mod-Pac a fee for each unit shipped based on the type of item produced until August 30, 2005. In addition, the Company and Mod-Pac agreed to fixed prices per product for any purchase orders that the Company may place with Mod-Pac for printed products during the period from August 31, 2005 to August 30, 2006. The Company has no minimum purchase commitments during this period.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

4.    Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30,		March 31, 2005
	2003	2004
			(Unaudited)
Land and land improvements	$—	$1,779	$2,263
Building and building improvements	—	6,085	6,531
Computer software and equipment	2,271	3,351	5,296
Furniture, fixtures and office equipment	293	486	774
Leasehold improvements	167	107	169
Machinery and print production equipment	—	4,010	7,971
Construction in progress	—	551	8,288

	2,731	16,369	31,292
Less: accumulated depreciation	(840)	(2,036)	(3,956)

	$1,891	$14,333	$27,336

Depreciation expense totaled $301, $631, $1,205 and $750 and $1,887 for the years ended June 30, 2002, 2003, 2004 and the nine months ended March 31, 2004 and 2005 (unaudited), respectively.

5.    Long-Term Debt

In November 2003, VistaPrint B.V. (a wholly owned subsidiary of the Company) entered into a 5,000 euro revolving credit agreement (the “Credit Agreement”) with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of the Company’s printing facility located in Venlo, the Netherlands. The Company had $6,043 and $6,312 outstanding under the Credit Agreement as of June 30, 2004 and March 31, 2005 (unaudited). The loan is secured by a mortgage on the land and building and is payable in quarterly installments beginning October 1, 2004 through 2024 of 63 euros ($76 and $81 at June 30, 2004 and March 31, 2005, respectively). Interest on the loan accrues at a EURIBOR rate plus 1.15%.

In November 2004, VistaPrint B.V. amended the Credit Agreement to include an additional 1,200 euro loan. The borrowings were used to finance a new printing press at the Company’s facility located in Venlo, the Netherlands. This resulted in the Company having an additional $1,554 outstanding under the Credit Agreement as of March 31, 2005 (unaudited). This additional loan is secured by the printing press and is payable in quarterly installments beginning April 1, 2005 through 2011 of 50 euros ($65 at March 31, 2005). Interest on this additional loan accrues at a EURIBOR rate plus 1.40%.

The credit agreement requires the Company to cause VistaPrint B.V. to maintain Tangible Net Worth (as defined in the Credit Agreement) at a minimum of 30% of VistaPrint B.V.’s adjusted balance sheet (as defined in the Credit Agreement). VistaPrint B.V. was in compliance with all loan covenants at June 30, 2004 and March 31, 2005.

In November 2004, VistaPrint North American Services Corp., the Company’s Canadian production subsidiary, entered into an $11,000 credit agreement with Comerica Bank—Canada. The

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

borrowings were used to finance new printing equipment purchases and the construction of a printing facility located in Windsor, Ontario, Canada. At March 31, 2005, the Company had $6,544 outstanding under this credit agreement. The loan is secured by a guaranty from VistaPrint Limited and several of its subsidiaries and is payable in monthly installments beginning November 1, 2005 through 2009 plus interest. Interest on the equipment term loan is based, at the Company’s election at the beginning of the applicable period, on either a LIBOR rate plus 275 basis points or Comerica’s prime rate. Interest on the construction loan is based, at the Company’s election at the beginning of the applicable period, on either a LIBOR rate plus 175 basis points or Comercia’s prime rate less 1.00%.

The credit agreement includes covenants that, among other things, require that consolidated, non-financed capital expenditures not exceed $9,300 for fiscal year 2005. Additionally, beginning in September 2005, the credit agreement requires the Company to maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid.

The Company and VistaPrint North America Services Corp. were in compliance with all loan covenants at March 31, 2005.

Payments due on long-term debt during each of the five years subsequent to March 31, 2005, are as follows:

2005	$146
2006	1,063
2007	1,303
2008	1,303
2009	1,303
Thereafter	9,292

$14,410

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

6.    Accrued Liabilities

Accrued liabilities included the following:

	Year Ended June 30,		March 31, 2005
	2003	2004
			(Unaudited)
Accrued advertising costs	$908	$1,710	$2,286
Accrued compensation costs	566	974	1,660
Accrued income taxes	343	699	949
Accrued Mod-Pac printing costs (note 3)	398	585	446
Accrued shipping costs	—	348	981
VAT payable	—	331	1,259
Other	436	1,038	2,014

Other accrued liabilities	$2,651	$5,685	$9,595

7.    Series A Redeemable Convertible Preferred Shares

On April 26, 2001, the Company issued 8,409,630 shares of Series A Redeemable Convertible Preferred Shares (the “Series A Shares”) for $1.30 each, for a total consideration of $10,933.

On June 12, 2001, the Company issued a further 769,230 shares of Series A Shares for $1.30 each, for a total consideration of $1,000.

On July 25, 2001, the Company issued a further 38,000 shares of Series A Shares for $1.30 each, for a total consideration of $49.

On January 4, 2002 the Company issued 1,597,777 shares of Series A Shares for $1.30 each, for a total consideration of $2,077.

The principal rights of the Series A Shares are as follows:

Dividend Rights

The Series A Shares are not entitled to dividends. However, the Company cannot declare or pay any dividends or distributions on common shares unless it pays a dividend on the Series A Shares equal to the amount per share payable with respect to the common shares multiplied by the number of whole common shares into which the Series A Shares are then convertible. As of March 31, 2005, no dividends had been declared.

Liquidation Rights

In the event of any voluntary or involuntary liquidation of the Company, before any distribution or payment is made to the holders of common shares but after payment to holders of Series B Shares (see Note 8), the holders of the Series A Shares are entitled to receive the greater of (1) $1.43 per share, plus dividends declared but unpaid or (2) the amount that the Series A Shares would have received had they converted to common shares.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Voting Rights

The Series A Shares are entitled to vote a number of votes equal to the number of common shares into which the Series A Shares are convertible.

Conversion Rights

The Series A Shares may be converted into common shares at any time based on a conversion ratio determined based upon the original per share issuance price of Series A Shares of $1.30 per share divided by an initial conversion price of $1.30. The conversion ratio may be adjusted in the event of future issuances of dilutive securities or sales of shares at below current market price. Upon the earlier of (a) the date on which all then outstanding Series B Shares are automatically converted or (b) the date that fewer than 2,200,000 of the Series A Shares are outstanding, all then-outstanding Series A shares will be automatically converted.

Redemption Rights

On August 19, 2008, 2009 and 2010, upon receipt of requests from at least 50% of the Series A Shares, the Company must redeem the Series A Shares in three equal installments at a price of $1.43 per share, plus accrued but unpaid dividends.

Redemption requirements on Series A Shares during each of the five years subsequent to March 31, 2005, are as follows:

2005	$—
2006	—
2007	—
2008	—
2009	4,693
2010	4,693
Thereafter	4,693

$14,079

The Series A Preferred Shares are being accreted to their redemption value using the effective interest rate method over the period from issuance through the dates of redemption.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

8.    Series B Redeemable Convertible Preferred Shares

On August 19, 2003, the Company issued 7,339,415 shares of Series B Redeemable Convertible Preferred Shares (the “Series B Shares”) for $4.11 each, for a total consideration of $30,165.

On August 30, 2004, the Company issued 5,535,279 shares of Series B Shares for $4.11 each, for a total consideration of $22,750.

The principal rights of the Series B Shares are as follows:

Dividend Rights

The Series B Shares are entitled to receive dividends at an annual rate of 8% of the original purchase price payable only when, as and if declared by the Board of Directors. The dividends will be accruing and cumulative, and if not declared and paid prior to redemption, will be payable upon redemption. As of June 30, 2004, no dividends had been declared.

Liquidation Rights

In the event of any liquidation or winding up of the Company, assets available for distribution to shareholders shall be distributed as follows: (1) holders of Series B Shares shall be entitled to receive, in preference to holders of Series A Shares and common shares, an amount equal to the original purchase price; (2) holders of Series A Shares shall be entitled to receive, in preference to holders of common shares, $1.43 per share; (3) the remaining assets shall be distributed to holders of the Series B Shares and common shares on an as-converted basis.

Voting Rights

Holders of Series B Shares are entitled to vote, together with the holders of Series A Shares and common shares, as a single class on the following basis: (i) common shareholders shall have one vote per share; and (ii) holders of Series A and B Shares shall have the number of votes equal to the number of common shares into which their shares of Preferred stock are convertible. In addition, as long as at least 20% of the Series B Shares are outstanding, a majority must approve any plans to: (1) amend the Memorandum of Association or Bye-Laws; (2) authorize or issue any new class of securities; (3) create or authorize any additional shares of Series A or Series B; (4) make an acquisition for more than $1,000 or borrow amounts exceeding $2,500; (5) change the size of the Board of Directors; (6) increase the number of shares reserved for issuance to employees, directors or contractors unless approved by the Board of Directors; or (7) change the principal business of the Company.

Conversion Rights

The Series B Shares initially were convertible into common shares at any time based on a conversion ratio determined based upon the original per share issuance price of the Series B Shares of $4.11 per share divided by an initial conversion price of $4.11. The conversion ratio may be adjusted in the event of future issuances of dilutive securities or sales of shares at below

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

current market price. Initially, the Series B Shares provided that upon the earlier of (a) the closing of an underwritten public offering of shares at a price per share that is not less than $12.33 and which results in gross proceeds to the Company of not less than $35,000 (a “qualified initial public offering”), or (b) the date upon which at least a majority of the Series B Shares elect to convert to common shares, all then-outstanding Series B Shares will be automatically converted.

On May 17, 2005, the terms of the Series B Shares were amended. As a result of this amendment, the automatic conversion provisions were revised to provide that upon the earlier of (a) the closing of an underwritten public offering of shares at a price per share of at least $8.00 per share and which results in gross proceeds to the Company of at least $35,000 or (b) the date on which at least a majority of the Series B Shares elect to convert to common shares, all then-outstanding Series B Shares will be automatically converted, provided that if a mandatory conversion has not occurred prior to December 31, 2005, the price per share set forth in clause (a) above shall be increased to $12.33 after such date. In addition, the amendment provided that if the Company effected a public offering described in clause (a) above prior to December 31, 2005 at a price per share greater than $8.00 per share but less than $10.00 per share, then the conversion price would be reduced immediately prior to the closing of the public offering by multiplying the conversion price then in effect by a fraction, the numerator of which would be the offering price and the denominator of which would be $10.00.

If a reduction in the conversion price were to occur, the Company would record a deemed dividend on its Series B Shares upon its initial public offering. In accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company would determine the incremental shares issuable pursuant to the conversion price at the time of the initial public offering and compute the deemed dividend based on the fair value of the common shares at the commitment date, which is deemed to be May 17, 2005, the date when such conversion terms were modified. Based on an assumed initial public offering price of $8 per share, the lowest fair market value at which preferred shares automatically convert to common shares, the deemed dividend would be $22,531. At an assumed public offering price of $10, there will be no deemed dividend.

Redemption Rights

On August 19, 2008, 2009 and 2010, upon receipt of requests from holders of a majority of the shares of the Series B Shares, the Company must redeem the Series B Shares, in three equal installments by paying in cash a total amount equal to 100% of the original purchase price plus accrued and unpaid dividends.

Redemption requirements on Series B Shares during each of the five years subsequent to March 31, 2005 are as follows:

2005	$—
2006	—
2007	—
2008	—
2009	26,104
2010	26,104
Thereafter	26,105

$78,313

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

The Series B Preferred Shares are being accreted to their redemption value using the effective interest rate method over the period from issuance through the dates of redemption.

During August and September 2003, the Company utilized $9,007 of the proceeds from the Series B financing to repurchase and retire 961,288 Series A Shares and 1,230,106 common shares from various shareholders.

9.    Shareholders’ Equity

Share Options

The Company maintains the 2000-2002 Share Incentive Plan (the “Plan”), which provides for employees, officers, directors, consultants and advisors to receive restricted share awards or be granted options to purchase the Company’s common shares. Under the Plan, the Company had reserved 3.5 million common shares for such awards. On April 30, 2004, the Company reserved an additional 500,000 shares for issuances under the Plan. Effective May 17, 2005, the Company reserved an additional 5 million shares and subsequently granted options to purchase approximately 3.1 million shares to employees at an exercise price of $12.33 per share, a price equal to the initial price at which Series B Shares would automatically convert in a qualified public offering. Options granted to U.S. tax residents under the Plan may be “Incentive Stock Options” or “Nonstatutory Options” under the applicable provisions of the U.S. Internal Revenue Code.

While the Company may grant options to employees which become exercisable at different times or within different periods, the Company has generally granted options to employees that are exercisable on a cumulative basis, with 25% exercisable on the first anniversary of the date of grant, and 6.25% quarterly thereafter.

The Company’s predecessors issued warrants to employees to purchase common shares. These warrants were assumed by the Company upon the amalgamation of VistaPrint Corporation into VistaPrint Limited. There were no outstanding warrants as of June 30, 2004.

A summary of the Company’s share option and warrant activity and related information for the years ended June 30, 2003 and 2004 and the nine months ended March 31, 2005 (unaudited) is as follows:

	Year Ended June 30,				Nine Months Ended March 31, 2005
	2003		2004
	Options and Warrants	Weighted- Average Exercise Price	Options and Warrants	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
					(Unaudited)
Outstanding at the beginning of the period	3,557,900	$1.00	2,730,513	$1.22	2,969,990	$2.16
Granted	655,750	1.32	1,003,770	4.00	515,461	4.12
Exercised	(1,268,662)	0.70	(669,738)	1.20	(31,466)	1.47
Forfeited/cancelled	(214,475)	1.11	(94,555)	1.47	(75,355)	2.75

Outstanding at the end of the period	2,730,513	$1.22	2,969,990	$2.16	3,378,630	$2.45

Exercisable at the end of the period	1,644,122	$1.20	1,344,487	$1.21	1,878,602	$1.56

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

The weighted average remaining contractual life of options and warrants outstanding was 6.9 years, 7.9 years and 7.5 years at June 30, 2003, 2004 and March 31, 2005 (unaudited), respectively.

The following table represents weighted average price and life information about significant option groups outstanding at June 30, 2004:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.11 – 1.90	2,023,650	7.15	$1.25	1,344,487	$1.21
$4.11	946,340	9.61	4.11	—	—

$1.11 – 4.11	2,969,990	7.90	$2.16	1,344,487	$1.21

The following table represents weighted average price and life information about significant option groups outstanding at March 31, 2005 (unaudited):

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.11 – 1.90	1,958,687	6.37	$1.25	1,657,593	$1.22
$4.11	1,417,943	9.13	4.11	221,009	4.11
$7.00	2,000	10.00	7.00	—	—

$1.11 – 7.00	3,378,630	7.53	$2.45	1,878,602	$1.56

On October 4, 2002, a former employee exercised warrants to purchase 642,200 common shares of the Company at an exercise price per share of $0.45 for a total of $289. On May 8, 2003, this individual sold 330,000 of these shares to various shareholders at $1.50 per share. The Company purchased 80,000 of these shares for a total value of $120 and immediately retired the shares. The Company has recorded compensation expense associated with this repurchase of $70 in the year ended June 30, 2003.

10.    Employees’ Savings Plan

The Company has a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the plan. Under the provisions of the plan, employees may voluntarily contribute up to 15% of eligible compensation, subject to IRS limitations. The Company matches 50% of each participant’s voluntary contributions, subject to a maximum Company contribution of 3% of the participant’s eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years. The Company contributed and expensed $161, $256 and $239 and $173 in the years ended June 30, 2003 and 2004 and the nine months ended March 31, 2004 and 2005 (unaudited), respectively.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

11.    Income Taxes

The components of the (benefit) provision for income taxes are as follows:

	Year Ended June 30,
	2002	2003	2004
Current:
U.S. Federal	$—	$666	$258
U.S. State	—	81	—
Non-U.S.	—	—	119

Total current	—	747	377

Deferred:
U.S. Federal	—	—	(527)

Total	$—	$747	$(150)

The following is a reconciliation of the standard U.S. statutory tax rate and the Company’s effective tax rate:

	Year Ended June 30,
	2002	2003	2004
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Valuation allowance (utilized)/provided	(34.0)%	(72.8)%	(29.7)%
Foreign rate differential	0.0%	100.0%	(8.9)%

Effective income tax rate	0.0%	61.2%	(4.6)%

The following is a summary of the Company’s income before taxes by geography:

	Year Ended June 30,
	2002	2003	2004
U.S.	$1,135	$2,969	$1,173
Non-U.S.	(1,025)	(1,749)	2,117

Total	$110	$1,220	$3,290

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

Significant components of the Company’s deferred tax assets and liabilities which are all related to our United States subsidiary for income taxes consist of the following at June 30, 2003 and 2004:

	Year Ended June 30,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$2,434	$1,406
Accrued expenses	48	103
R&D credit carryforwards	—	239
ITC credits and other	—	5
AMT credit carryforward	—	17

	2,482	1,770
Less valuation allowance:	(2,310)	(1,085)

Net deferred tax assets	172	685

Deferred tax liabilities:
Depreciation	(92)	(158)
Capitalized software	(80)	—

	(172)	(158)

Net deferred taxes	$—	$527

In assessing the realizability of deferred tax assets in accordance with SFAS 109, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the weight of available evidence, management believes that it is more likely than not that a portion of its net deferred tax assets will be realized.

In March 2005, the Company reversed a portion of its deferred tax asset valuation allowance in the amount of $496 related primarily to net operating losses in the United States. Based upon its regular review of the recoverability of its deferred tax assets, its historical taxable income, and projected future taxable income, the Company concluded that it was more likely than not that it would realize a portion of the U.S. deferred tax benefit and therefore the Company reversed a portion of the valuation allowance that had been previously established. The deferred tax asset at March 31, 2005 was $947. The Company will continue to assess the realization of the deferred tax assets based on operating results.

At June 30, 2004, the Company had U.S. federal net operating loss carryforwards of approximately $3,500 that expire on dates up to and through the year 2021. The Company has state net operating loss carryforwards in the U.S. of approximately $3,500 that will expire in 2005. The utilization of these net operating losses is subject to annual limitation under the change in share ownership rules of the Internal Revenue Code.

The Company has provided for potential amounts due in various tax jurisdictions. Judgment is required in determining the Company’s worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

12.    Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is considered to be the team comprised of the chief executive officer and the executive management team. The Company views its operations and manages its business as one operating segment.

Geographic Data

Revenues by geography are based on the country-specific website through which the customer’s order was transacted. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended June 30,			Nine Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenues
United States	$15,937	$30,439	$45,454	$32,972	$46,414
Non-United States	914	4,992	13,330	9,266	17,645

Total revenues	$16,851	$35,431	$58,784	$42,238	$64,059

	As of June 30,		March 31, 2005
	2003	2004
			(Unaudited)
Long-lived assets:
Bermuda	$3,486	$5,087	$4,265
Netherlands	89	12,332	15,559
Canada	527	579	9,783
United States	1,631	1,559	1,833
Jamaica	96	502	965

Total	$5,829	$20,059	$32,405

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

13.    Commitments and Contingencies

Operating Lease Commitments

The Company rents office space under operating leases expiring on April 30, 2006 and April 30, 2007. Total rent expense for the years ended June 30, 2002, 2003 and 2004 were $141, $381, and $1,150, respectively, and for the nine months ended March 31, 2004 and 2005 (unaudited) were $823 and $958, respectively. There was no sublease income for the years ended June 30, 2002 and 2003. Sublease income received for the year ended June 30, 2004 was $96 and for the nine months ended March 31, 2004 and 2005 was $66 and $88, respectively.

Future minimum rental payments required under operating leases for the next five fiscal years and thereafter are as follows at March 31, 2005:

2005	$339
2006	1,316
2007	930
2008	—
2009	—
Thereafter	—

Total lease commitments	$2,585

The Company executed a lease in April 2003 related to the Company’s office facility in Lexington, Massachusetts, pursuant to which the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the accompanying consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Guarantees and Indemnification Obligations

The Company has entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of the Company’s subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of the Company’s subsidiaries under such arrangements are reflected in the Company’s consolidated financial statements and these notes.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

The Company enters into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which we have agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, its employees, agents or representatives, or third party claims alleging that the Company’s intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws, the Company and its subsidiaries have agreed to indemnify the directors, executive officers and employees of the Company and its subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon our historical experience and information known to us as of March 31, 2005, the Company believes its liability on the above guarantees and indemnities at March 31, 2005 is immaterial.

Purchase Commitments

At June 30, 2004, the Company had unrecorded commitments under a contract to purchase print production equipment of approximately $2,300. The Company had the right to cancel the contract, which limits the Company’s future obligations under this commitment to approximately $360. During the nine months ended March 31, 2005, the Company completed its purchase of the production equipment related to this contract.

At March 31, 2005, the Company has unrecorded commitments under contracts to purchase print production equipment and to complete construction of the Windsor printing facility of approximately, $3,000 and $765, respectively.

Legal Proceedings

One of the Company’s subsidiaries and its predecessor corporation have been named as defendants in a purported class action law suit filed in Los Angeles County (California) Superior Court. The complaint alleges that the shipping and handling fees the Company charges for free products are excessive and in violation of sections of the California Business and Professions Code. The Los Angeles County Superior Court granted preliminary approval of a proposed settlement on April 29, 2005, subject to a final settlement hearing on June 17, 2005. Under the terms of the agreed to settlement, the Company agreed to change the term ‘shipping and handling’ to ‘shipping and processing’ on its websites, to provide all class members who purchase business cards from the Company in the future the opportunity to receive additional cards at reduced rates, and to pay reasonable attorneys fees to plaintiffs’ counsel.

The Company is not currently party to any other material legal proceedings.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

14.    Loan to Officer

At June 30, 2003, VistaPrint USA Incorporated held a note receivable totalling $356 from the President of the Company and his wife. This note arose from a transaction in September 2002 whereby the Company loaned the President money to allow him to exercise warrants to purchase 358,400 common shares of the Company. The full recourse promissory note bore interest at a rate of 6.6% per annum, was scheduled to mature on June 19, 2011, and was collateralized by the shares issued upon exercise of the warrants. On September 25, 2003, the President elected to pre-pay 100% of the outstanding principal amount by transferring 86,535 common shares at a price of $4.11 per share for total consideration of $356. The fair market value of the common shares was established by resolution of the Board of Directors on August 14, 2003.

15.    Supplemental Disclosures of Cash Flow Information

	Year Ended June 30,			Nine Months Ended March 31, 2005
	2002	2003	2004
				(Unaudited)
Cash paid during the year for:
Interest	$—	$—	$66	$197
Income taxes	—	400	410	181

Supplemental disclosure of noncash investing and financing activities:
Repayment of note payable from officer with common shares	$—	$—	$356	$—
Preferred shares issued to investor in lieu of issuance costs	—	—	165	—
Receivables for exercise of share options	—	—	95	—
Note receivable from officer	—	356	—	—
Purchase of patent with long-term payable	$375	$—	$—	$—

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2002, 2003 and 2004 and

Nine Months Ended March 31, 2004 and 2005 (unaudited)

(in thousands, except share and per share data)

16.    Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended June 30, 2002, 2003 and 2004:

	Balance at Beginning of Period	Provision	Write- offs	Balance at End of Period
Year ended June 30, 2002	$—	$—	$—	$—
Year ended June 30, 2003	—	211	—	211
Year ended June 30, 2004	211	50	(213)	48

17.    Quarterly Financial Data (unaudited)

Year Ended June 30, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$7,046	$7,792	$9,635	$10,958
Net income (loss)	520	443	238	(728)

Net income (loss) attributable to common shareholders:
Basic	$224	$190	$85	$(803)

Diluted	$225	$191	$88	$(803)

Net income (loss) per common share:
Basic	$0.02	$0.02	$0.01	$(0.07)
Diluted	$0.02	$0.02	$0.01	$(0.07)

Year Ended June 30, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$12,433	$13,644	$16,161	$16,546
Net (loss) income	245	468	1,215	1,512

Net income (loss) attributable to common shareholders:
Basic	$(433)	$(167)	$224	$341

Diluted	$(433)	$(167)	$242	$368

Net income (loss) per common share:
Basic	$(0.04)	$(0.02)	$0.02	$0.03

Diluted	$(0.04)	$(0.02)	$0.02	$0.03

Graphics Displaying Design and Print Production Processes and Related Text

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                     Shares

VistaPrint Limited

Common Shares

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

SG Cowen & Co.

Jefferies Broadview

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$14,124
NASD Filing fee		12,500
Nasdaq National Market listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Our bye-laws indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.

The indemnification provisions contained in our bye-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of shareholders or disinterested directors or otherwise.

In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding common shares and preferred shares issued, and options granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, and upon exercise of options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(1)    In August 2003, the Registrant issued and sold an aggregate of 7,339,415 shares of its series B preferred shares to the following investors at a price per share of $4.11. Upon the closing of this offering, these shares will convert into 7,339,415 common shares:

Purchaser	Shares
Highland Capital Partners VI Limited Partnership	4,569,343
Highland Capital Partners VI-B Limited Partnership	2,503,650
Highland Entrepreneurs Fund VI Limited Partnership	75,426
Revolution Partners LLC	28,102
Westport Equity Partners LLC	12,043

(2)    In August 2004, the Registrant issued and sold an aggregate of 5,535,279 shares of its series B preferred shares to the following investors at a price per share of $4.11. Upon the closing of this offering, these shares will convert into 5,535,279 common shares:

Purchaser	Shares
Highland Capital Partners VI Limited Partnership	1,523,114
Highland Capital Partners VI-B Limited Partnership	834,550
Highland Entrepreneurs Fund VI Limited Partnership	75,426
HarbourVest VI-Direct Fund LP	2,433,090
Nigel W. Morris Trust	608,272
George Overholser	60,827

(3) Since June 1, 2002, the Registrant has granted options under its Amended and Restated 2000-2002 Share Incentive Plan to purchase an aggregate of 5,615,941 common shares at exercise prices of $1.11 to $12.33 per share. Options to purchase an aggregate of 275,315 common shares were exercised during that period for an aggregate purchase price of $327,780.

(4) Since June 1, 2002, the Registrant has issued an aggregate of 1,694,550 common shares upon the exercise of warrants for an aggregate purchase price of $1,405,988.

No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs 1 and 2 of Item 15 were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of our preferred shares described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

The issuance of share options and the common shares issuable upon the exercise of such options as described in paragraph 3 of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

The issuance of common shares upon the exercise of warrants as described in paragraph (4) of Item 15 were issued in reliance upon exemptions from the registration provisions of the Securities Act set forth in Regulation S and Section 4(2) thereof to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued common shares described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description

1.1*	Underwriting Agreement

3.1	Memorandum of Association of the Registrant

3.2	Amended and Restated Bye-Laws of the Registrant

3.3*	Amended and Restated Bye-Laws of the Registrant to be effective upon closing of the offering

4.1*	Specimen certificate evidencing common shares

5.1*	Opinion of Appleby Hunter Spurling

10.1	Amended and Restated 2000-2002 Share Incentive Plan, as amended

10.2	Form of Nonqualified Share Option Agreement under 2000-2002 Share Incentive Plan

10.3	Form of Incentive Share Option Agreement under 2000-2002 Share Incentive Plan

10.4*	2005 Non-Employee Director Share Option Plan

10.5*	Form of Share Option Agreement under 2005 Non-Employee Director Share Option Plan

10.6*	2005 Equity Incentive Plan

10.7*	Form of Nonqualified Share Option Agreement under 2005 Equity Incentive Plan

10.8*	Form of Incentive Share Option Agreement under 2005 Equity Incentive Plan

10.9*	VistaPrint USA, Incorporated FY 2005 Success Sharing Plan

10.10	Third Amended and Restated Registration Rights Agreement dated as of August 30, 2004 by and among the Registrant and the other signatories thereto, as amended

10.11	Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of November 1, 2004

10.12	Lease, dated as of April 24, 2003, between VistaPrint USA, Incorporated and Mortimer B. Zuckerman and Edward H. Linde, Trustees of 92 Hayden Avenue Trust

10.13*	Supply Agreement between the Registrant and Mod-Pac Corp. dated July 2, 2004, as amended

10.14	Executive Retention Agreement between VistaPrint USA, Incorporated, the Registrant and Robert S. Keane dated as of December 1, 2004

10.15	Form of Executive Retention Agreement between Vista Print USA, Incorporated, the Registrant and each of Paul C. Flanagan, Janet F. Holian and Alexander Schowtka, dated as of December 1, 2004

10.16	Credit Agreement between VistaPrint B.V. and ABN AMRO Bank N.V., as amended

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Appleby Hunter Spurling (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-6)

*	To be filed by amendment.

(b) Financial Statement Schedules.

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Windsor, Ontario on this 24th day of May 2005.

VISTAPRINT LIMITED

By:	/s/ ROBERT S. KEANE
Robert S. Keane President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert S. Keane, Paul C. Flanagan, Dean J. Breda and Helen Ann Chisholm, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT S. KEANE ROBERT S. KEANE	President, Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2005

/s/ PAUL C. FLANAGAN PAUL C. FLANAGAN	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 2, 2005

/s/ FERGAL MULLEN FERGAL MULLEN	Director	June 2, 2005

/s/ GEORGE M. OVERHOLSER GEORGE M. OVERHOLSER	Director	June 2, 2005

/s/ LOUIS PAGE LOUIS PAGE	Director	June 2, 2005

/s/ RICHARD T. RILEY RICHARD T. RILEY	Director	June 2, 2005

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Underwriting Agreement

3.1	Memorandum of Association of the Registrant

3.2	Amended and Restated Bye-Laws of the Registrant

3.3*	Amended and Restated Bye-Laws of the Registrant to be effective upon closing of the offering

4.1*	Specimen certificate evidencing common shares

5.1*	Opinion of Appleby Hunter Spurling

10.1	Amended and Restated 2000-2002 Share Incentive Plan, as amended

10.2	Form of Nonqualified Share Option Agreement under 2000-2002 Share Incentive Plan

10.3	Form of Incentive Share Option Agreement under 2000-2002 Share Incentive Plan

10.4*	2005 Non-Employee Director Share Option Plan

10.5*	Form of Share Option Agreement under 2005 Non-Employee Director Share Option Plan

10.6*	2005 Equity Incentive Plan

10.7*	Form of Nonqualified Share Option Agreement under 2005 Equity Incentive Plan

10.8*	Form of Incentive Share Option Agreement under 2005 Equity Incentive Plan

10.9*	VistaPrint USA, Incorporated FY 2005 Success Sharing Plan

10.10	Third Amended and Restated Investor Rights Agreement dated as of August 30, 2004 by and among the Registrant and the other signatories thereto, as amended

10.11	Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of November 1, 2004

10.12	Lease, dated as of April 24, 2003, between VistaPrint USA, Incorporated and Mortimer B. Zuckerman and Edward H. Linde, Trustees of 92 Hayden Avenue Trust

10.13*	Supply Agreement between the Registrant and Mod-Pac Corp. dated July 2, 2004, as amended

10.14	Executive Retention Agreement between VistaPrint USA, Incorporated, the Registrant and Robert S. Keane dated as of December 1, 2004

10.15	Form of Executive Retention Agreement between Vista Print USA, Incorporated, the Registrant and each of Paul C. Flanagan, Janet F. Holian and Alexander Schowtka, dated as of December 1, 2004

10.16	Credit Agreement between VistaPrint B.V. and ABN AMRO Bank N.V., as amended

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3*	Consent of Appleby Hunter Spurling (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-6)

*	To be filed by amendment.